Exhibit 99.1

Notice of Annual Meeting of Shareholders

May 5, 2020

BARRICK

Barrick Gold Corporation
Information Circular

Notice of Annual Meeting of Shareholders May 7, 2019 Toronto, Ontario Barrick Gold Corporation Information Circular

Inside this Circular

Barrick Gold Corporation | 2020 Circular	I

March 27, 2020
Letter from the Executive Chairman

Dear Fellow Shareholders,

When I wrote to you last year, it was about the transformational merger with Randgold Resources and about the targets we had set for ourselves in pursuit of Barrick’s new goal of becoming the world’s most valued gold company by owning the best assets, managed by the best people, to produce the industry’s best results.

At that time, none of us could have foreseen the recent outbreak of the COVID-19 pandemic, a global disaster which is changing the way we live and work in a radically disruptive process with currently no clear end in sight. Barrick is fully engaged in managing the impact of COVID-19 on our business and our people, and emergency response measures have been rolled out at all our sites and operations. Our new leadership’s experience in managing pandemics and major crises, combined with Barrick’s financial muscle and its long-established culture of caring for the welfare of its employees and communities, have placed us in a strong position to contend with this challenge.

Turning now to the year under review, I am very pleased to report that under the leadership of Mark Bristow, who was appointed as President and Chief Executive Officer of the merged company, the new Barrick has made enormous progress in delivering on that promise in a year of intense activity. This achievement is directly attributable to a strengthened management team with clear strategic objectives, a fit for purpose structure, a renewed commitment to partnership, and strictly defined investment criteria.

Following the merger, this team moved quickly to conceive and consummate three additional value-creating transactions. In the first, Barrick and Newmont merged their Nevada assets in a new company, Nevada Gold Mines, which is majority-owned and operated by Barrick. This business is already more than living up to our expectations.

Then, Barrick acquired full control of Acacia Mining plc, integrated its mines into our operations, resolved its legacy issues with the Tanzanian government, and established Twiga Minerals Corporation, a joint venture with the government, to manage our assets in that country and cement our partnership. Thirdly, in line with our strategy of selling non-core assets, we sold our non-operated stake in Kalgoorlie Consolidated Gold Mines and banked $750 million at the end of November and sold our interest in the Massawa project in early March of this year for proceeds of up to $430 million. This strategic process is continuing.

Internally, the new corporate executive team is supported by a slimmed-down but agile and highly competent technical, financial, commercial, communication and administration staff, and is exercising full oversight of our business and operations.

Our global business was refocused into three geographical regions – North America, Latin America and Asia Pacific, and Africa and Middle East – where senior executive teams were installed in line with our policy of moving people and skills out of the corporate office and into the operations, and giving ownership of the orebodies and the mining and business plans back to the mines. We have made sure that each site has the geological, operational, and technical abilities to meet its business objectives and introduced a system of parallel work streams that are integrated both laterally and vertically for optimum efficiency. At the same time, we are upgrading and combining the digital and information systems throughout the Group to provide managers with real-time data for decision-making and planning.

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The impact of these measures is evident in the results for 2019, which delivered gold production at the top of the guidance range and copper above its range; adjusted net earnings per share rose by 46%; debt net of cash was nearly halved to $2.2 billion; and the year ended with another increase in the quarterly dividend.

Barrick’s focus on operational excellence is matched by our commitment to protecting the health and safety of our people, recognizing our host countries and communities around our mines as stakeholders, as well as responsible mining and proactive management of our impact on the environment. There were no fatalities or major environmental events across the Group in 2019 but these are areas in which there is no room for complacency, and our sights are set on a zero harm workplace target. We believe in transparently measuring and reporting our sustainability performance to the market and our stakeholders. As part of this, we have developed a sustainability scorecard to rate our ESG performance regularly against key performance indicators aligned with priority areas set out in Barrick’s strategy. This includes safety, social and economic development, human rights, environment, and governance.

At the heart of our partnership culture is our distinctive belief that our people must be owners who share responsibility for the Company’s long-term success. Share ownership at Barrick is broad and deep and is critical to who we are and how we work.

While much remains to be done to deliver on all the goals we have set, Barrick has moved a long way towards building a modern gold mining business capable of sustainably producing around five million ounces per year and delivering value for all our stakeholders.

Our journey ahead is rich in value-creating opportunities, particularly in Nevada and Latin America, while Africa remains a place to find world-class deposits to add to our portfolio of Tier One mines. We are also looking at expanding our copper base, given that copper co-exists with and complements gold. We are strongly placed to take full advantage of these prospects under the leadership of Mark Bristow, who in 2019 clearly demonstrated that he is the right man to take Barrick to the next level.

I take this opportunity to thank my fellow directors on the Board of Barrick as well as the members of the International Advisory Board for their hard work and wise counsel throughout what has been a year of going back to the future for Barrick.

In conclusion, I have the pleasure of inviting you to our Annual Meeting of Shareholders on May 5, 2020. In keeping with our commitment to the health and safety of our shareholders, employees and the broader community, this year in response to the global COVID-19 pandemic we will be convening and conducting a virtual meeting. We will be monitoring conditions and we intend to make a physical meeting location available if circumstances allow. Having held hybrid meetings for the last several years, Barrick is well-positioned to leverage our prior experience using a virtual meeting platform and easily move our entire meeting to a virtual format for this year. Our information circular details how to attend the virtual meeting, how to vote, and how to contact me and my fellow directors and the Company.

On behalf of the Board of Directors, I thank you for your support during the past year. We look forward to your participation in the meeting. Sincerely, John L. Thornton Executive Chairman

Barrick Gold Corporation | 2020 Circular	III

March 27, 2020
Letter from the Lead Director

Dear Fellow Shareholders,

Your Board of Directors believes that good corporate governance is foundational to Barrick’s long-term success, and our work on your behalf is guided by three core principles: we are highly engaged; we seek feedback from and listen to our fellow owners; and we apply rigorous risk oversight across every area of the business.

Following the merger between Barrick and Randgold Resources, the Board was streamlined and we reconstituted three standing committees – the Audit & Risk Committee, the Corporate Governance & Nominating Committee, and the Compensation Committee – to enhance dialogue and promote accountability. We have also reviewed non-executive director compensation to ensure that Barrick continues to attract and retain directors of the highest caliber, and that director compensation reflects the contributions and time commitment we expect of them.

Consistent with our commitment to increasing the Board’s diversity, we have been working to add two highly qualified female candidates to our directors. The first individual, Ms. Loreto Silva, was appointed to the Board in August 2019 following a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee. Ms. Silva, who is a citizen of Chile, brings significant knowledge of large-scale infrastructure projects and wide-ranging experience in legal and government affairs with a specific focus in South America. We are well-advanced in our search for the second highly qualified female candidate who is expected to be an African with the appropriate experience to bring an independent view as well as an understanding of doing business in Africa to the Board. We believe these additions, in conjunction with our current Board members’ institutional knowledge of the legacy companies, will enhance the mix of skills, perspective, experience, and expertise necessary to address the challenges, risks, and opportunities facing our business today and into the future.

Determining executive compensation is another core responsibility of the Board. We have made several changes to our executive compensation plans in 2019 with the objective of further strengthening the performance orientation of our incentive plans, rewarding and retaining top talent, and reinforcing our distinctive ownership culture.

Following Barrick’s return to a more traditional management structure with a Chief Executive Officer, we simplified the compensation framework for the Executive

Chairman to ensure that it is aligned with his evolving role. Long-term incentive awards are now earned based on relative total shareholder return performance and capped at 175% of salary, which translates into a total compensation opportunity that is capped at 60% of the maximum total compensation opportunity for 2018. In 2019, the Compensation Committee recommended, and the independent directors approved, a total long-term incentive compensation award of $2.5 million for the Executive Chairman. In keeping with Barrick’s industry-leading shareholding requirements and clawback provisions, Mr. Thornton was required to use a majority of the after-tax proceeds of his long-term incentive to purchase Barrick shares, which he must hold until retirement, further building on his substantial ownership position.

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In late March 2020, due to personal portfolio considerations, Mr. Thornton sold a portion of the Barrick Shares that he purchased using his personal funds which were not subject to holding restrictions. The sales were completed during the permitted open period following the release of Barrick’s 2019 year-end results. Mr. Thornton confirmed that he would continue to retain and seek to build on what remains a meaningful equity stake in Barrick and that he looks forward to participating in the value created by the many exciting long-term growth opportunities being realized by Barrick’s strong management team.

We also introduced a new global peer group comprised of 20 companies that operate in the mining and broader extractive industries to provide benchmarks against which Barrick’s performance can be measured.

Finally, we updated our cornerstone Performance Granted Share Unit Plan to accelerate share ownership through a phased vesting schedule and to provide access to awards earned, subject to the achievement of our market-leading minimum share ownership requirements to further underscore our ownership culture. Today, our Named Partners have a collective ownership position of more than 6.2 million Barrick shares.

These decisions reflect the excellent progress management has made in building a new, value-focused Barrick. As at December 31, 2019, Barrick’s share price on the New York Stock Exchange increased by 78% since the announcement of the Merger. For 2019, the Compensation Committee gave Barrick’s management leaders a collective grade of 67 out of 100, as measured against our long-term scorecard. Our Named Partners received an average score of 80 out of 100 on their personal scorecards, which are tailored to their individual responsibilities.

In line with a renewed emphasis on engagement, the Board resolved to have at least one of its meetings at an operational site each year. In 2019, we visited all the Nevada operations and met at Barrick’s North American headquarters in Henderson, Nevada as well as at the corporate office in Toronto.

My fellow directors and I remain committed to building on the progress made by Barrick in 2019 towards achieving its goal of becoming the world’s most valued gold mining company, by having the best assets, with the best people to deliver the best value to stakeholders. It is a privilege to serve as your Lead Director during this transformational period for the Company.

Sincerely,

J.B. Harvey

Lead Director on behalf of the Board of Directors

Barrick Gold Corporation | 2020 Circular	V

Notice of 2020 Annual Meeting

Meeting Information

Date:	May 5, 2020

Time:	10:00 a.m., Toronto time

Location:	https://web.lumiagm.com/171710479

Fellow Shareholders:

You are invited to attend Barrick’s 2020 Annual Meeting of Shareholders (the Meeting) at which you will be asked to vote:

•	To elect nine director nominees;

•	To appoint PricewaterhouseCoopers LLP as our auditor for 2020; and

•	To approve our non-binding advisory vote on our approach to executive compensation.

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

This year, in response to the global COVID-19 pandemic, Barrick will be convening and conducting a virtual Meeting. Should circumstances in the coming weeks change making an in-person Meeting feasible, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote “real time” at the Meeting through an online portal. Non-registered shareholders must carefully follow the procedures set out in the Circular in order to vote virtually and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting, but will not be able to ask questions or vote.

The decision to conduct a virtual Meeting and make a physical meeting location available if circumstances allow was made with the health and safety of Barrick’s shareholders, employees, and community in mind. As a Company of Owners, Barrick places significant importance on in-person engagement with its shareholders. We will continue to monitor conditions in light of COVID-19 and determine whether it is safe and appropriate to add an in-person component closer to the date of the Meeting. If an in-person Meeting is held, details will be provided by press release. Regardless of whether Barrick is able to convene an in-person Meeting this year, Barrick intends to return to a hybrid meeting format (physical/virtual) for its 2021 Annual Meeting of Shareholders which may be attended in person or, in the case of registered shareholders, through an online video portal.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Barrick Shares). You are eligible to vote your Barrick Shares if you were a shareholder of record at the close of business on March 6, 2020. You may vote virtually or by proxy. See page 5 for further instructions on how you can vote.

By Order of the Board of Directors,

Dana W. Stringer

Vice-President, Corporate Secretary and Associate General Counsel

March 27, 2020

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the common shareholders of Barrick. “We”, “us”, “our”, the “Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 26, 2020, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2019 reported by the Bank of Canada was US $1.00 = Cdn $1.3269.

Barrick Gold Corporation | 2020 Circular	1

Key Terms

After-Tax Shares	Barrick Shares that are purchased on the open market with after-tax compensation proceeds
API	Annual Performance Incentive
API Scorecards	Annual Performance Incentive Scorecards
Articles	The Notice of Articles and the Articles of Continuation of Barrick
Audit Services Policy	Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services
Barrick Shares	Common shares of Barrick
Board of Directors or Board	Board of Directors of Barrick
Change in Control Plan	Partner Change in Control Severance Plan
Circular	This 2020 Information Circular
Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy
Code	Code of Business Conduct and Ethics
DSUs	Deferred Share Units
E&S Committee	Environmental, Social and Health and Safety Oversight Committee
Executive Committee	Executives of Barrick other than the Executive Chairman, including the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, North America; Chief Operating Officer, Latin America and Asia Pacific; Chief Operating Officer, Africa and Middle East; and others as may be appointed from time to time
Global Peer Group	Agnico Eagle Mines Limited, Anglo American plc, AngloGold Ashanti Ltd., Antofagasta plc, BHP Group, First Quantum Minerals Ltd., Freeport McMoran Inc., Kinross Gold Corporation, Newcrest Mining Limited, Newmont Corporation, Rio Tinto Ltd., South32 Limited, Teck Resources Limited, Wheaton Precious Metals Corp., Anadarko Petroleum Corporation, Apache Corporation, Canadian Natural Resources Ltd., Hess Corporation, Marathon Oil Corporation, and Suncor Energy Ltd.
LTI	Long-Term Incentives
Meeting	2020 Annual Meeting, to be held on May 5, 2020
Merger	The acquisition by Barrick of Randgold on January 1, 2019
Named Partners	President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and Chief Operating Officer, Latin America and Asia Pacific
Nevada Gold Mines	Nevada Gold Mines LLC, Barrick’s joint venture with Newmont that combined their respective mining operations, assets, reserves, and talent in Nevada, USA
NYSE	New York Stock Exchange
Partnership Plan	Provides Partners (including the Named Partners) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan
PGSUs	Performance Granted Share Units
Randgold	Randgold Resources Limited
ROCE	Return on Capital Employed
ROIC	Return on Invested Capital
RSUs	Restricted Share Units
SEC	U.S. Securities and Exchange Commission
Senior Gold Peers	Agnico Eagle Mines Limited, Newcrest Mining Limited, and Newmont Corporation
Tier One Gold Asset	A mine with a stated life in excess of 10 years, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve(1)
Tier Two Gold Asset	A mine with a stated life in excess of 10 years, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve(1)
Strategic Asset	An asset which, in the opinion of Barrick, has the potential to deliver significant unrealized value in the future
TSR	Total Shareholder Return
TSX	Toronto Stock Exchange

(1)

“Total cash cost” is a non-GAAP financial performance measure with no standardized definition under the International Financial Reporting Standards (IFRS) and therefore may not be comparable to similar measures presented by other issuers. Barrick believes that total cash cost is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

2	Barrick Gold Corporation | 2020 Circular

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely Adjusted EBIT, Adjusted EBITDA, Adjusted Net Earnings, Free Cash Flow, and Total Cash Costs – are not prescribed by IFRS. These non-GAAP financial measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “aspire”, “strive”, “will”, “expect”, “intend”, “plan”, “believe”, or similar expressions, as they relate to the Company. In particular, this Circular contains forward-looking information pertaining to the belief of management that the Company’s ability to (i) optimize and add to its portfolio, with a focus on Tier One Gold Assets (ii) divest non-core assets, (iii) execute its 2020 plans through the delivery of all production and growth projects and a focus on operational excellence; and (iv) execute on its plans for sustainable profitability (see “Executive Summary – Compensation Discussion & Analysis Highlights – Our 2020 Strategic Priorities” on page 22 will further Barrick’s aim to be the world’s most valued gold mining business (see “Compensation Discussion & Analysis” on page 45), These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws.

Barrick Gold Corporation | 2020 Circular	3

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the meeting to be held on May 5, 2020 (the Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. We have retained the services of Kingsdale Advisors (Kingsdale) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $110,000, plus distribution costs and other expenses. Our contractual arrangements with Kingsdale provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

How we use Notice and Access

Since 2013, we have distributed our information circular for our annual meeting and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2020 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

•

How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

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How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/astca/abx or by calling AST Trust Company (Canada) (AST) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3801 from other locations or by e-mailing fulfilment@astfinancial.com. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your broker.

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, AST. We generally do not send our proxy materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communications Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Meeting Procedures

Attending the Meeting

Date:	May 5, 2020
Time:	10:00 a.m. (Toronto time)
Location:	https://web.lumiagm.com/171710479

Why is Barrick holding a virtual-only Meeting?

In order to address the unprecedented public health concerns related to the global COVID-19 pandemic, and to mitigate the health risks to our shareholders, employees, and other stakeholders, Barrick has decided to hold a virtual-only Meeting this year, which will be conducted via live webcast. Having held hybrid (physical/virtual) meetings for the last several years, Barrick is well-positioned to leverage its prior experience using a virtual meeting platform, and easily move its entire Meeting to a virtual-only format for this year.

Although Barrick is currently planning a virtual-only Meeting at this time, as a Company of Owners, Barrick places significant importance on in-person engagement with its shareholders. For this reason, should circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders who wish to attend and vote at the Meeting in person to do so. This will be in addition to allowing shareholders to participate online as described in this Circular. If an in-person Meeting becomes possible, and Barrick is able to proceed with a hybrid format (physical/virtual) as it has in past years, Barrick will communicate full details to its shareholders by press release in advance of the Meeting date. Regardless of whether Barrick is able to hold an in-person Meeting this year, Barrick intends to return to a hybrid meeting format (physical/virtual) for its 2021 Annual Meeting of Shareholders.

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If Barrick is able to hold an in-person component of the Meeting, shareholders who wish to attend and vote at the Meeting in person should see “Voting Procedures” below for additional information.

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick Shares entitled to be voted at the Meeting. On March 26, 2020, the Company had 1,778,034,807 Barrick Shares outstanding. Each Barrick Share is entitled to one vote. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Does any shareholder beneficially own 10% or more of the issued and outstanding Barrick Shares?

To the knowledge of the directors and senior officers of the Company, as of March 26, 2020, no person beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Will Company employees vote their Barrick Shares at the Meeting?

Employees of Barrick are entitled to vote Barrick Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 26, 2020, less than 1% of the Barrick Shares were beneficially owned by employees through our equity compensation plans.

Voting Procedures

How do I vote my Barrick Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•   You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•   You are a non-registered shareholder if your Barrick Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact AST by email at inquiries@astfinancial.com. Alternatively, please call AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick Gold Corporation | 2020 Circular	5

How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to AST’s website at www.astvotemyproxy.com and follow the instructions on screen. You will need your 13-digit Control Number, which can be found on your proxy form.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-7352 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit Control Number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

Appointing another person to attend the Meeting virtually and vote your Barrick Shares for you:

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to AST as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.

In order to participate in the virtual Meeting, your proxyholder must contact AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by 3:00 p.m. (Toronto time) on May 4, 2020 in order to obtain a Control Number for the Meeting. This Control Number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Control Number, your proxyholder will not be able to vote at the Meeting. AST will provide your duly appointed proxyholder with a Control Number provided that your proxy has been received by AST prior to this deadline. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone.

Please see below, under the headings “How can I log in to the Meeting” and “How will my Barrick Shares be voted if I return a proxy?” for more information.

Option 2 – In person via Internet Webcast

Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/171710479, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy, and the password barrick2020 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. Non-registered shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

6	Barrick Gold Corporation | 2020 Circular

Option 3 – In person at the Meeting (SHOULD CIRCUMSTANCES ALLOW)

Currently, only a virtual Meeting is being planned by Barrick. If circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. If attendance at the Meeting in person becomes possible, details will be communicated to shareholders by press release. If an in-person Meeting becomes possible and you intend to vote in person at the Meeting, you do not need to complete or return your proxy form.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Barrick Shares to be voted, which you should complete, sign, date, and return as directed on the form.

Option 2 – In Person via Internet Webcast

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Barrick Shares virtually at the Meeting if you have (a) previously appointed yourself as the proxyholder for your Barrick Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form, and (b) by no later than 3:00 p.m. (Toronto time) on May 4, 2020, you contacted AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) to obtain a Control Number for the Meeting. This Control Number will allow you to log in to the live webcast and vote at the Meeting. Without a Control Number, you will not be able to ask questions or vote at the Meeting.

You may also appoint someone else as the proxyholder for your Barrick Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the virtual Meeting, he or she must contact AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 3:00 p.m. (Toronto time) on May 4, 2020 to obtain a Control Number for the Meeting.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to AST before 5:00 p.m. (Toronto time) on May 1, 2020. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to AST before 5:00 p.m. (Toronto time) on May 1, 2020. You should contact your intermediary well in advance of the Meeting and follow their instructions if you want to participate in the virtual Meeting.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their Barrick Shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their Barrick Shares. See “How we will solicit proxies” on page 4 for more information.

Please see below under the heading “How can I log in to the virtual Meeting?” for more information.

Option 3 – In person at the Meeting (SHOULD CIRCUMSTANCES ALLOW)

Currently, only a virtual Meeting is being planned by Barrick. If circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. If attendance at the Meeting in person becomes possible, details will be communicated to shareholders by press release. If any in-person Meeting becomes possible and you intend to vote in person at the Meeting, you must follow the procedures under “Option 2 – In Person via Internet Webcast” above, except you will not be required to contact AST in order to obtain a Control Number.

Barrick Gold Corporation | 2020 Circular	7

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, May 1, 2020. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to AST. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

How can I log in to the virtual Meeting?

Only shareholders of record at the close of business on March 6, 2020 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party proxyholder, to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log into the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote or ask questions.

•

Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/171710479, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password barrick2020 (case sensitive), then click on the “Login” button. We recommend you log in at least one hour before the Meeting begins. For registered shareholders, the Control Number of located on your form of proxy. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your Control Number will be provided by AST provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity.

How will my Barrick Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Barrick Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Barrick Shares as follows:

•	FOR the election of the nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration; and

•	FOR the advisory resolution approving the Company’s approach to executive compensation.

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 26, 2020, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on May 1, 2020;

•

Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on May 1, 2020; or

•	Any other means permitted by law.

8	Barrick Gold Corporation | 2020 Circular

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on May 1, 2020, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by AST, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale at:

Kingsdale

Toll-Free within Canada and the United States:
1-866-851-2571

Call collect: 416-867-2272
Email: contactus@kingsdaleadvisors.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-307-7474
Fax: 416-861-9717
Email: investor@barrick.com

Other Important Information

If an in-person Meeting is held, what are the admission requirements?

Only shareholders of record at the close of business on March 6, 2020 and other permitted attendees may attend the Meeting. In order to attend the Meeting, you or your proxyholder is required to see a representative of AST before entering to register your attendance. You must present proof of your ownership of Barrick Shares as of the record date and a valid government-issued photo identification at the entrance of the Meeting. Beneficial owners of shares held in “street name” in an account at a brokerage firm, bank, broker-dealer or other similar organization will need to bring a copy of a brokerage statement reflecting their stock ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages are permitted at the Meeting. If you do not provide photo identification or comply with the other procedures outlined here, you will not be admitted to the Meeting.

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual shareholders’ meeting is February 4, 2021.

Are any shareholder proposals being considered at the Meeting?

There are no shareholder proposals being considered at the Meeting.

Barrick Gold Corporation | 2020 Circular	9

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s Articles set out advance notice requirements for director nominations, and were approved by shareholders at the Special Meeting of Shareholders held on November 5, 2018. The Articles set forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a general meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the BCBCA), (b) a proposal made pursuant to the provisions of the BCBCA, or (c) a nomination by or at the direction of the Board, including pursuant to a notice of the meeting. Among other things, the Articles fix a deadline by which shareholders must notify the Company of their intention to nominate directors and set out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Articles are available on our website at www.barrick.com, SEDAR at www.sedar.com, and EDGAR at www.sec.gov. As of March 26, 2020, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the “Nomination of Directors” provisions of the Articles.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2019, and related Management Discussion & Analysis, both of which can be found in our 2019 Annual Report on SEDAR at www.sedar.com or at www.barrick.com/investors/agm.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our Annual Report by mail next year, you can do so by checking the appropriate box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2019 Annual Report by mail and would like to receive a copy, please contact AST by email at inquiries@astfinancial.com. Alternatively, please call AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2019 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

10	Barrick Gold Corporation | 2020 Circular

Business of the Meeting

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2019. Our financial statements are included in our 2019 Annual Report. The 2019 Annual Report will be mailed to shareholders who request a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of nine members. Please refer to the section entitled “Directors” on page 29 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all the director nominees.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the election of the nine nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the resignation offer.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

PricewaterhouseCoopers LLP (PwC) has been our external auditor since 1983. The Board, on the recommendation of the Audit & Risk Committee, recommends that PwC be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

What were PwC’s fees for 2019 and 2018? (1)

In millions of dollars	2019	2018
Audit fees (2)	$11.4	$9.9
Audit-related fees (3)	$0.5	$0.4
Tax compliance and advisory fees (4)	$0.6	$0.5
All other fees	Nil	Nil
Total	$12.5	$10.8

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.

Barrick Gold Corporation | 2020 Circular	11

(2)

Audit fees for 2019 include fees for services rendered by the external auditor in relation to the audit and interim reviews of Barrick’s consolidated financial statements and condensed interim consolidated financial statements (inclusive of disbursements billed in 2019), the audits of the financial statements and consolidated financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings. The audit fees for 2019 include fees in respect of the Company’s merger with Randgold and its expanded asset base and the establishment of Nevada Gold Mines. Audit fees for 2018 include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements, the financial statements of its subsidiaries and in connection with the Company’s statutory and regulatory filings, including in respect of the Company’s merger with Randgold.

(3)	In 2018 and 2019, the audit-related fees primarily related to a number of projects including compliance with regulatory filing requirements in local markets and translation services.

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

The Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services (Audit Services Policy) for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The previous say on pay advisory vote held in 2019 was supported with the approval of 92.07% of those shareholders present at our 2019 annual meeting and voting in person, virtually via the live webcast, or by proxy. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2020 annual meeting of shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation and shareholder engagement feedback. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders participating through the LUMI meeting platform.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Barrick Shares on these items as he or she sees fit.

12	Barrick Gold Corporation | 2020 Circular

Executive Summary

This executive summary highlights information contained elsewhere in this Circular. It does not contain all of the information you should consider. Please read the entire Circular carefully before voting.

This Circular contains certain historical information regarding the compensation decision-making process and the compensation paid by Barrick to “Named Executive Officers” (NEOs) and directors for the year ended December 31, 2019.

For the purposes of this Circular, we refer to our 2019 NEOs, other than our Executive Chairman (i.e., the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and Chief Operating Officer, Latin America and Asia Pacific), as Named Partners. Our Named Partners participate in Barrick’s Partnership Plan (together with all other Partners), which includes eligibility for the Annual Performance Incentive (API) Program, the Performance Granted Share Unit (PGSU) Plan, and the Partner Change in Control Severance Plan (Change in Control Plan). The Executive Chairman is an NEO, but not a partner, and is not eligible to participate in the Partnership Plan.

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

•	Elect nine director nominees
•	Appoint PwC as our auditor for 2020
•	Approve our non-binding advisory vote on our approach to executive compensation

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on March 6, 2020. To make sure your Barrick Shares are represented at the Meeting, you may cast your vote virtually through the LUMI meeting platform or by submitting your proxy or voting instruction form. See page 5 for more details on how you can vote.

2019 marked the beginning of a new era for Barrick and for the gold mining industry

2019 was another transformational year for Barrick and our achievements are directly attributable to a strengthened management team with clear strategic objectives, a fit for purpose structure, a renewed commitment to stakeholder partnership, and strictly defined investment criteria. Under the leadership of Mark Bristow, who was appointed President and Chief Executive Officer on January 1, 2019 following the Merger, Barrick made rapid progress starting with the successful integration of Barrick and Randgold. Our 2019 performance was capped by the establishment of Nevada Gold Mines (a joint venture between Barrick (61.5%) and Newmont Corporation (38.5%), with Barrick as the operator, ranking as the largest global gold producing complex), solid operational and financial performance, and the implementation of strategic initiatives critical to engineering a business capable of achieving the vision of being the world’s most valued gold company.

Board and Corporate Governance Highlights

The Board recommends a vote FOR all the director nominees.

We strive to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Putting this into practice requires us to be accountable to all of our stakeholders and to be thoughtful about the impact of our practices, policies, and investments. Strong corporate governance practices are therefore fundamental to all aspects of our operations – ensuring we perform with integrity, respect, and excellence in all that we do. Below is a summary of our corporate governance highlights.

Our Shareholder-Friendly Corporate Governance Practices

✓ Independent Lead Director ✓ Fully Independent Committees ✓ Majority Voting Policy ✓ Annual Board Evaluation Process ✓ Board Orientation Program ✓ Diversity Policy

✓ Shareholder Engagement Policy

✓ Board Interlocks Guidelines

✓ Share Ownership Policy (Directors, Officers, Partners)

✓ Clawback Policy

✓ Annual Advisory Vote on Executive Compensation

✓ Updated Code of Business Conduct and Ethics

Barrick Gold Corporation | 2020 Circular	13

Key Highlights

A Highly Engaged Board	Rigorous Risk Oversight	Sustainability Focus

Our Board believes that overseeing and monitoring strategy is a continuous process and therefore takes a multi-layered approach in exercising its duties. Below is a summary of the key initiatives undertaken by our directors to remain highly engaged, inside and outside the boardroom:

Strategy review:

The 2019 assessment of strategic opportunities resulted in, among other things, the formation of Nevada Gold Mines, the consolidation of our Tanzanian assets following the acquisition of all of the shares of Acacia Mining plc that we did not already own, and the divestiture of non-core assets which has collectively generated sales proceeds of approximately $1.2 billion.

Mine site visits:

✓     Nevada Gold Mines by the Board following formation of the joint venture

✓     Quarterly site visits by the President and Chief Executive Officer prior to each Board meeting

Continuing education sessions in 2019:

✓     Tailings Storage Facilities

✓     Nevada Gold Mines – Life of Mine Planning & Synergies

✓     Mineral Resource Management

Inherent in our Board’s responsibilities is an understanding and oversight of the various risks facing the Company. The Board does not consider risks in isolation. Risks are considered in every business decision. We focused on advancing our risk oversight approach in two areas during 2019:

Enterprise risks:

The Board received regular updates on operational, financial, geopolitical, environmental, and social risks, including tailings facilities management, capital project execution, cybersecurity, and climate change-related risks.

Strategic risks:

The Board undertook a comprehensive review of strategic opportunities to enhance shareholder value. The Audit & Risk Committee also received detailed briefings on risks pertaining to Nevada Gold Mines.

Our Board has given an even higher priority to sustainability following the Merger. Below is a summary of the key initiatives undertaken by our directors to hardwire sustainability into our governance structures:

Board oversight:

Corporate social responsibility matters are overseen by the Corporate Governance & Nominating Committee.

Management oversight:

Chaired by the President and Chief Executive Officer, the Environmental, Social and Health and Safety Oversight Committee (E&S Committee) was established to monitor, review, and update sustainability policies and practices throughout the organization.

Appointed a Sustainability Executive to help deliver our environmental and social goals:

The Group Sustainability Executive provides dedicated executive oversight of health, safety, community relations, and environmental matters to further our sustainability vision.

Compensation linked to sustainability metrics:

Sustainability is a core component of our business and all employees, including our Named Partners, are held to account for achieving our company-wide targets. Safety performance is assessed annually through the API scorecards. The Company’s sustainability performance is assessed more broadly through the Company Long-Term Incentive Scorecard.

We continuously assess and enhance our corporate governance practices each year. See page 24 and Schedule A of this Circular for more details on our corporate governance practices.

Our commitment to ongoing shareholder engagement.

Barrick’s business is about partnerships – with our people, governments, communities, suppliers, shareholders, and others. This means balancing our own interests and priorities with those of others, helping both Barrick and our partners by working together. It also means embracing a shared sense of responsibility to work constructively on matters of mutual interest and concern. We therefore engage with our shareholders year-round and we do so by identifying and prioritizing engagement based on issues they care about most. Our Board of Directors carefully considers the wide range of views and feedback exchanged during shareholder engagement meetings.

14	Barrick Gold Corporation | 2020 Circular

In the fall of 2019, our Lead Director and the Chair of the Compensation Committee participated in discussions with a number of our largest investors representing over 43% of the issued and outstanding Barrick Shares to directly solicit feedback on the Board’s role in overseeing Barrick’s sustainability strategy, the Board’s composition, and executive compensation matters, including the approach to compensation for the Executive Chairman. Below is a summary of the key governance-related feedback themes from our shareholders and the approach we took to evolve our corporate governance and executive compensation practices.

Key Shareholder Feedback Themes in 2019	Our Response
Ensure the approach to compensation for the Executive Chairman appropriately reflects Barrick’s return to a more traditional management structure with a Chief Executive Officer

•   Following Barrick’s annual meeting in 2019, the Compensation Committee simplified the compensation framework for the Executive Chairman and introduced a long-term incentive (LTI) cap equal to 175% of salary to materially reduce the Executive Chairman’s total compensation opportunity.

•   LTI awards are now earned based on relative Total Shareholder Return (TSR) performance above the median of peers to ensure closer alignment with the shareholder experience.

•   Consistent with Barrick’s ownership culture, a majority of the Executive Chairman’s incentive compensation is at risk, the majority of which is delivered in Barrick Shares that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Executive Chairman retires or leaves the Company.

Continued Board diversity and renewal

•   Following the unfortunate and untimely passing of Ms. María Ignacia Benítez prior to Barrick’s annual meeting in 2019, Barrick committed to – and promptly did – identify another highly qualified female director to serve on its Board. In August 2019, following a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee, Barrick appointed Ms. Loreto Silva, the former Chilean Minister of Public Works, to the Board. Ms. Silva brings to the Board significant knowledge of large-scale infrastructure projects and wide ranging expertise in legal and government affairs with a specific focus on South America.

•   We are well-advanced in our search for the second highly qualified female candidate who is expected to be an African with the appropriate experience to bring an independent view as well as an understanding of doing business in Africa to the Board.

Additional transparency on environmental, social, and governance (ESG) matters

•   We published our Sustainability Report, which was prepared in accordance with the Global Reporting Initiative Standards: Core option, to provide additional insight into the management of significant matters affecting our license to operate, including environmental, workplace, and social issues. In 2019, we also published the results of our tailings dam audit, completed CDP (formerly the Carbon Disclosure Project) climate change and water questionnaires for the combined company following the Merger, and continued to provide investor-friendly climate data in-line with the reporting recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

•   We increased Board and management engagement on ESG matters.

•   We emphasized our commitment to sustainability by increasing the performance weighting of the Reputation and License to Operate category of our 2020 Company Long-Term Incentive Scorecard from 15% to 25%.

Barrick Gold Corporation | 2020 Circular	15

The previous say on pay advisory vote held in 2019 was supported with the approval of 92.1% of our shareholders. We will continue to consider the feedback that we receive from our shareholders and the outcome of our future say on pay advisory votes when evaluating our approach to corporate governance and making compensation decisions for our Executive Chairman and Named Partners.

How to Contact Us

Our Board

Provide feedback to our Board by writing to our Executive Chairman

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Our Independent Directors

Communicate with our independent directors by writing to our Lead Director

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Investor Relations

Contact our Investor Relations Department to communicate with management any time

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/about/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

16	Barrick Gold Corporation | 2020 Circular

We have a balance of experience and expertise among our director nominees.

Our Corporate Governance & Nominating Committee has identified the experience and expertise that are necessary to support Barrick in delivering consistent and growing returns to our fellow owners. Having the best technical talent in the industry, building long-term partnerships with stakeholders, obtaining community support, negotiating taxation and other benefit sharing arrangements, obtaining necessary permits, and protecting communities and the environment are all critical to the success of our business. This requires continuous engagement with a diverse group of stakeholders at the local, national, and international levels.

We therefore believe our Board nominees must strike the right balance between those who have expertise in mining operations and strong financial acumen, with the skills and experience necessary to ensure our business can secure and maintain our license to operate and manage risks appropriately. Following the Merger, our Board nominees were drawn from Barrick and Randgold so that the new Board possessed these key skills and experience, and also has the expertise and institutional knowledge necessary to ensure a seamless integration of the Randgold operations into Barrick. Consistent with our commitment to increasing the Board’s diversity, we have been working to add two highly qualified female candidates to our Board. Ms. Loreto Silva was appointed to the Board in August 2019 and we are well-advanced in our search for a second highly qualified female candidate, who is expected to be an African with the appropriate experience to bring an independent view as well as an understanding of doing business in Africa to the Board.

Our slate of nine directors for election at the Meeting was carefully constructed to ensure that our Board represents key business geographies and diversity of background, including gender. Over time, as Barrick makes further changes to its Board, it will look to increase the Board’s diversity with a particular emphasis on adding additional women. For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular. For more details on our director nominees, see “Director Nominees” on the next page or “Directors” on page 29.

Barrick Gold Corporation | 2020 Circular	17

Director Nominees

We believe our director nominees bring a breadth of knowledge, diversity, and strategically relevant backgrounds to the Company and reflect the global scale of the challenges, risks, and opportunities facing our business today. For more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Overview of our Board’s Profile											TOTAL (of 9)

	Mining Operations	✓					✓	✓			3
	Health, Safety & Environmental	✓					✓		✓		3
	Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓		✓	8
	Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓		✓	✓	8
	M&A Execution	✓		✓	✓	✓		✓		✓	6
	International Business Experience and Global Partnerships	✓	✓	✓	✓			✓	✓	✓	7
	Government and Regulatory Affairs & Community Relations	✓	✓			✓			✓	✓	5
	Risk Management	✓		✓	✓		✓	✓	✓	✓	7
Age		61	74	51	62	73	69	66	55	66	Average 64 years
Board Tenure		1	17	1	6	6	14	1	New	8	Average 6 years
Gender	Male	✓	✓	✓	✓	✓	✓	✓		✓	8 (89%)
	Female								✓		1 (11%)
Independence*		CEO	✓	✓	✓	✓	✓	✓	✓	EC	7 (78%)
Current membership on other public boards		1	N/A	1	1	N/A	2	N/A	2	1	Average 1

                  * CEO = President and Chief Executive Officer; EC = Executive Chairman

Legend:

Mining Operations: Experience at a senior level with mining operations, including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through best-in-class operational standards, building operational leadership capabilities, and fostering innovation.

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory requirements. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the key risk areas that a company faces, and an ability to probe risk controls and exposures.

18	Barrick Gold Corporation | 2020 Circular

Compensation Discussion & Analysis Highlights

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

Why should shareholders approve our Say on Pay?

Following the completion of the Merger in 2019, the Compensation Committee undertook an extensive review of the compensation philosophy and programs for the Executive Committee and the Executive Chairman to ensure they continue to be aligned with our strategic goals and the interests of our shareholders. The Compensation Committee considered feedback from shareholders and enhancements to further support Barrick’s journey to becoming a modern mining business. The following enhancements were implemented as a result of this rigorous process:

✓	We materially reduced the total compensation opportunity for the Executive Chairman and simplified the performance alignment of LTI outcomes with the overall shareholder experience
✓

We updated our cornerstone PGSU Plan to accelerate share ownership through a phased vesting schedule and to provide access to awards, subject to the achievement of market-leading share ownership requirements

✓	We introduced a new Global Peer Group in recognition of Barrick’s operational scale today as one of the largest gold mining companies in the world and our competition for talent
✓	Our compensation decisions reflect the excellent progress achieved by our NEOs in rebuilding a new, value-focused Barrick
✓

We reviewed non-executive director compensation to ensure it supports the attraction and retention of highly qualified and diverse board members and that it reflects the time commitment expected of our directors

Our ownership culture is critical to who we are and how we work at Barrick. As a Company of owners, our compensation system is designed to reward performance and drive accountability through shared ownership.

How we promote and support our ownership culture across the organization:

•	All Barrick Shares earned through compensation by our Partners are subject to shareholding requirements that far exceed those of our peers and the broader market.

•	100% of LTI for our Partners, including Named Partners, is delivered in the form of PGSUs.

•	We do not award deferred cash incentives for executive compensation purposes.

•

A majority of the Executive Chairman’s 2019 LTI award was used to purchase Barrick Shares on the open market that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Executive Chairman retires or leaves the Company.

•	Within five years of joining the Board, non-executive directors are required to hold at least three times the value of their annual Board retainer in Barrick Shares and/or DSUs.

Our ownership culture is becoming stronger and deeper across the organization:

•	Collectively, our Named Partners own over 6.2 million Barrick Shares worth more than $122 million as at March 26, 2020, further reinforcing our ownership culture across the organization.

Barrick Gold Corporation | 2020 Circular	19

Our incentive compensation programs motivate our NEOs to think in decades, plan in years, and act with urgency to deliver results for our fellow owners.

To drive excellence in all that we do, 100% of all incentive compensation awarded to our NEOs is performance-based. Our incentive programs are designed to reward consistent high-level execution, operational excellence, disciplined capital allocation, continual self-improvement, and improved sustainability performance, with a view to building and maintaining partnerships of real depth and trust with all of our stakeholders. We prospectively disclose our short-term and long-term performance measures each year to hold our NEOs accountable for results. At the heart of our pay-for-performance system is our goal setting process. We review our business plan at the beginning of each year to define the key areas of focus and priority actions for each role. We also review the Long-Term Company Scorecard against our strategic plan to ensure the performance measures remain relevant. Long-term performance ranges are reviewed and set based on challenging levels of performance that reflect Barrick’s Life of Mine Plans, shareholder expectations, the competitive environment, and Barrick’s strategy.

Eligibility	Incentive Program	Performance Basis		Year-End Assessment
Named Partners	API Program	Individual API Scorecards: Annual initiatives that are specifically defined for each role to reinforce individual accountability for strategy execution.		Based on individual contributions that meaningfully advance Barrick’s strategic progress.
		Annual Initiatives (vary by role)	100%
		Includes financial and non-financial objectives

	PGSU Plan

2019 Long-Term Company Scorecard:

These long-term measures are important indicators of the health and success of our business over the long-term.

See page 52 for more information on why we believe these long-term metrics are important to us and page 49 for the metrics that we have selected for 2020, which includes an increased weighting on sustainability performance, to support the delivery of our long-term strategic plan.

				Based on Company performance against the long-term targets that are set and disclosed prospectively at the beginning of each year.
		Financial Measures:
		Return on Invested Capital (ROIC)(1)	15%
		Growth in Free Cash Flow per Share(2)	15%
		Robust Dividend per Share	10%
		Strong Capital Structure	10%
		Capital Project Execution	10%
		Non-Financial Measures:
		Strategic Execution	15%
		Reputation and License to Operate	15%
		People Development	10%

Executive Chairman	Executive Chairman LTI

Performance and Compensation Framework:

The use of relative TSR ensures LTI awards are aligned with the overall shareholder experience. For 2019 only, 25% of the Executive Chairman’s LTI award was based on an evaluation of the annual strategic initiatives that were prospectively disclosed in our 2019 Circular. The balance of the Executive Chairman’s LTI award (75%) for 2019 was tied to relative TSR. This performance framework was developed in consultation with our shareholders. See page 61 for details on the redesigned framework.

Based on relative TSR against the performance range that is set and disclosed prospectively, and for 2019 only, individual contributions that meaningfully support Barrick’s journey to becoming the world’s most valued gold company.

(1)

ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, Plant and Equipment of the financial statements in our 2019 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(2)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

20	Barrick Gold Corporation | 2020 Circular

Our compensation decisions reflect the progress that management has made in rebuilding a new, value-focused Barrick.

2019 was another transformational year for Barrick, highlighted by our rapid and successful integration of the two businesses following the Merger, solid operational and financial performance, and the implementation of key strategic initiatives critical to engineering a business capable of achieving the vision of being the world’s most valued gold company. Our solid performance was capped by the successful completion of the Nevada Gold Mines joint venture with Newmont Corporation, the minority buyout of Acacia Mining plc, and the resolution of legacy challenges with the Government of Tanzania, including the formation of Twiga Minerals Corporation, heralding a new partnership between Barrick and the Government of Tanzania. The summary below provides an overview of what we committed to delivering a year ago as part of our 2019 strategic priorities and the highlights of what we achieved in 2019.

Strategic Initiatives

Focus on Tier One Gold Assets(1) and Strategic Assets and unlocking value through the exploration potential from our extensive land positions in prolific gold districts

◾	Successfully merged Barrick with Randgold to form an integrated global gold mining company operating six of the world’s top ten Tier One Gold Assets(1)

◾

Formed Nevada Gold Mines, the joint venture between Barrick (61.5%) and Newmont Corporation (38.5%), where Barrick serves as the operator. The mineral endowment across our extensive land positions in the joint venture area of interest provides a strong value foundation in one of the world’s most prolific gold districts

◾	Bought out Acacia Mining plc’s minority shareholders

◾

Initiated Barrick’s targeted $1.5 billion portfolio rationalization program for non-core assets. Sold our 50% interest in non-operated Kalgoorlie Consolidated Gold Mines in November 2019 and reached agreement for the disposal of a 90% interest in the Massawa project in December 2019, which collectively generated gross proceeds of approximately $1.2 billion and reinforced Barrick’s strategy of maintaining a concentrated Tier One Gold Asset(1) portfolio. The Massawa transaction closed in the first quarter of 2020

◾	Mining plans at Hemlo, Pueblo Viejo, Veladero and Porgera were reviewed and refocused to extend Life of Mines significantly

◾	Achieved a year-on-year increase in proven and probable reserves at higher grades, net of depletion, with reserve replenishment achieved across the majority of our Tier One Gold Assets(1)

◾

Made a new high-grade discovery as well as a significant year-over-year increase in resources at Fourmile and continued to delineate further brownfields expansion potential across the portfolio including at Carlin, Kibali, Loulo-Gounkoto, Hemlo, Veladero and Porgera

Operational Excellence

Emphasis on efficiency, cost reduction, and strong cash flow generation to fund robust investment

◾	Implemented a flat, operationally focused, agile management structure

◾	Rationalized the corporate office in Toronto and other regional offices

◾	Refocused the global business with three regions led by separate regional leadership teams

◾

Achieved full-year guidance targets and gold production of 5.5 million ounces, at the upper end of the 5.1 to 5.6 million ounce guidance range and copper production of 432 million pounds, above the guidance range as set out in our 2019 guidance

◾	Debt net of cash at $2.2 billion was reduced by 47% from 2018, which reinforces our strong balance sheet, liquidity and financial flexibility for any disciplined capital allocation decisions

◾

Generated free cash flow(2) in excess of $1.1 billion in 2019, a significant increase from $365 million in 2018 driven by our focus on Tier One Gold Assets(1), delivery of identified synergies at Nevada Gold Mines, an emphasis on cost reduction and the empowered regional management structure

◾

Successful formation and integration of Nevada Gold Mines resulted in our North American operations delivering at the midpoint of their production and cost guidance ranges as well as contributing to free cash flow(1) growth

◾	Increased plant availability and mining efficiency, particularly at Lumwana, which drove significant year-over-year improvement in copper production and costs

◾	133% increase in dividend per share since the announcement of the Merger, supported by significant decrease in debt net of cash

Barrick Gold Corporation | 2020 Circular	21

Sustainable Profitability

Disciplined approach to growth, emphasizing long-term value for all stakeholders through increased returns, driven by a focus on return on capital, internal rate of return (IRR), and free cash flow(2)

◾	Five-year business plan to be supported by a ten-year production outlook underscores our strategic objective of being sustainably profitable

◾	As at December 31, 2019, our share price on the NYSE had increased by 78% since the Merger was announced. It has outperformed the broader market indices over the past five years

◾	No fatalities and zero class 1 (high impact) environmental incidents recorded during the year, in line with the company target

◾

Advanced our growth projects to production through evaluation, engineering, and development, including Cortez Deep South, Goldrush, Turquoise Ridge Third Shaft, the Pueblo Viejo Plant Expansion, and the Zaldivar Chloride Leach Project

◾	Engaged with our host countries to recover and retain our license to operate and deliver on our commitment to responsible mining

◾	Accelerated our transition to cleaner energy at Pueblo Viejo, Veladero, Nevada, Loulo-Gounkoto, and Kibali and raised the percentage of water recycling to 73%

Our 2020 Strategic Priorities

In 2020, we will implement a business plan that will focus on the following:

•	Strategic Initiatives:

✓	Progress our objective of becoming the world’s most valued gold company
✓	Optimize our portfolio and unlock our resource value and mineral inventory
✓	Consider opportunities to add to our portfolio, focused on Tier One Gold Assets(1)
✓	Dispose of non-core assets

•	Operational Excellence:

✓	Execute our 2020 plans through delivery of all production and growth projects
✓	Embed our DNA at all levels of the organization
✓	Maintain ESG as a high priority in all our activities
✓	Motivate employees to take personal responsibility for safety
✓	Integrate business systems with fit for purpose processes to ensure effective decision making and execution

•	Sustainable Profitability:

✓	Deliver a ten-year production outlook based on a long-term gold price of $1,200 per ounce
✓	Deliver value for all our stakeholders through discovering, developing, and operating Tier One Gold Assets(1)
✓	Become the mining partner of preference for host countries
✓	Drive unit cost efficiencies throughout the business
✓	Attract, retain, and develop an effective multicultural, multigenerational workforce that is agile, integrated and able to deliver on our plans across the globe
✓	Maintain a sustainable dividend policy that delivers returns to shareholders
✓	Refine and measure leadership effectiveness

22	Barrick Gold Corporation | 2020 Circular

We have a shareholder-friendly compensation system that does not encourage unnecessary and excessive risk-taking.

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our directors and management are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our Named Partners	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain industry-leading minimum share ownership requirements for our Named Partners	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓

We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do
X	We do not guarantee incentive compensation	X	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

X	We do not re-price equity-based incentive compensation awards	X	We do not grant deferred cash incentives for executive compensation purposes

X	We do not provide tax gross ups in connection with Change in Control severance payments

(1)

Barrick’s investment criteria are: (i) with respect to Tier One Gold Assets, assets with a reserve potential greater than five million ounces of gold that will generate an IRR of at least 15%; and (ii) with respect to Tier Two Gold Assets, assets with a reserve potential of greater than three million ounces of gold that will generate an IRR of at least 20% (in each case, based on our long-term gold price assumptions).

(2)

Free cash flow is a non-GAAP financial measure that does not have any standardized definition under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Barrick Gold Corporation | 2020 Circular	23

Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success.

The following sections provide an overview of how we have continued to build the right Board with experience and expertise that complements our strategy, how we approach corporate governance, and how our Board oversees enterprise-wide risks.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company.

Board Composition and Refreshment

Barrick has nominated nine directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners, by developing strategic priorities to create long-term value per share and ensuring that Barrick successfully executes these strategic priorities. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse viewpoints and perspectives, exhibiting the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Executive Chairman, the Lead Director, and Board committee chairs.

In furtherance of our initiative of ongoing Board renewal and our commitment to increasing the Board’s diversity, Barrick appointed Loreto Silva as a director in August 2019 following the untimely passing of Ms. María Ignacia Benítez in early 2019. Barrick identified Ms. Silva through a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee. Ms. Silva brings to the Board significant expertise in large-scale infrastructure projects and wide-ranging experience in legal and government affairs with a specific focus in South America and increases the proportion of female Board nominees to 11%. In addition to Ms. Silva’s appointment, Barrick’s search for a second female director, who is expected to be an African with the appropriate experience to bring an independent view as well as an understanding of doing business in Africa, is well-advanced.

We intend to continue our initiative of ongoing Board renewal, with a view to increasing the Board’s diversity with a particular emphasis on adding additional women. For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Board and Senior Leadership Structure

Following completion of the Merger on January 1, 2019, John L. Thornton continued to serve as Executive Chairman of Barrick, providing leadership at the Board level and guiding business decisions on a macro level. Mark Bristow became President and Chief Executive Officer, overseeing the day-to-day operations of the business. Graham Shuttleworth became Senior Executive Vice-President, Chief Financial Officer and Kevin Thomson continued to serve as Senior Executive Vice-President, Strategic Matters.

The respective duties, responsibilities, and relationships among the Board, the Executive Chairman, and the President and Chief Executive Officer are described in greater detail below.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values. See “Board Mandate and Responsibilities” in Schedule A of this Circular.

Executive Chairman

The Executive Chairman is appointed by the Board. His primary functions include providing leadership and direction to the Board, facilitating the functions and responsibilities of the Board according to its mandate, and assuming responsibility for the strategic

24	Barrick Gold Corporation | 2020 Circular

initiatives of Barrick outlined below. In addition to the responsibilities applicable to all other directors, the Executive Chairman’s responsibilities include, among other things, working with the Board and the President and Chief Executive Officer to develop strategies for the Company’s future growth, to ensure that Barrick’s operations are managed according to best-in-class practices, and to maintain strong and constructive relationships with strategic partners, including host governments and stakeholders in countries of critical importance to Barrick. See “Our Governance and Leadership Structure – Executive Chairman” in Schedule A of this Circular.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chairman and the Board, for managing the Company’s business on a day-to-day basis and monitoring operational performance, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Executive Chairman, execution of the Company’s strategic priorities. The President and Chief Executive Officer is responsible for managing the Company’s internal control framework and reporting to the Corporate Governance & Nominating Committee on Barrick’s progress towards its corporate responsibility objectives. Among other things, the President and Chief Executive Officer is also responsible for overseeing the implementation of our decentralized management ethos with a strong ownership culture, and streamlining management and operations to eliminate non-essential costs. See “Our Governance and Leadership Structure – President and Chief Executive Officer” in Schedule A of this Circular.

Regionally-Focused Leadership Teams

Under the oversight of the President and Chief Executive Officer, Barrick has implemented a flat management structure with a strong ownership culture through the establishment of regionally-focused leadership teams in each of the geographies where Barrick operates (i.e., North America, Latin America and Asia Pacific, and Africa and the Middle East). By delegating authority to the executives and teams that are directly responsible for overseeing these regions, while streamlining management and operations to eliminate non-essential costs, Barrick expects to be better-positioned to deliver long-term value to its shareholders.

In addition, Barrick has established leadership teams whose responsibility is to focus on: (i) finance, risk management, business assurance, information technology, and supply chain; (ii) strategic matters; (iii) exploration & geology; (iv) mineral resource management; (v) metallurgy, engineering, and capital projects; (vi) health, safety and environment, and sustainability; (vii) human resources; and (viii) corporate communications. Each of these teams, together with the regional operating teams, reports directly to the President and Chief Executive Officer whose objective is to ensure the seamless operation of the entire organization with a view to driving value creation.

Director Search Process

We identify director candidates through a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee. As required, Barrick retains an external search firm to identify potential candidates. The aim of this process is to supplement the Board with individuals possessing complementary skills. In particular, consistent with our Diversity Policy, Barrick has been working to increase the gender diversity of its Board as it continues to seek out directors whose skills, professional experiences, and backgrounds are able to best address the opportunities, challenges, and risks of our business. With the nomination of Ms. Loreto Silva at the Meeting, 11% of the nominees to Barrick’s Board are women. We hope to increase the percentage of women on the Board and we are well-advanced in our search for a second highly qualified female candidate to join our Board. See “Our Commitment to Corporate Governance – Board Composition and Refreshment” on page 24.

Our Approach to Corporate Governance

✓	Our Board is independent.

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board.

•	Committee Independence: All of our Board committees are comprised entirely of independent directors.

•

Independent Sessions: Our Corporate Governance Guidelines mandate that an in camera session follows every Board meeting (including special meetings) at which the independent directors meet without the non-independent directors and without any other officers or employees present.

•

Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company.

Barrick Gold Corporation | 2020 Circular	25

✓	Our Board is effective.

•

Board Assessment: The Board, its committees, and individual directors participate in an annual assessment process in which the Lead Director and the Chair of the Corporate Governance & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the committee Chairs. The results of the assessment process are reviewed with the entire Board, and the Lead Director and Chair of the Corporate Governance & Nominating Committee meet with the individual directors to share feedback from the peer reviews.

•

Continuing Education for Directors: We continue to enhance the ongoing education of our directors. Continuing education sessions are incorporated into almost all regularly scheduled Board meetings. For further details on the education program for 2019, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

✓	Our Board is responsive.

•

Shareholder Engagement Policy: The Board has adopted a formal Shareholder Engagement Policy. The Shareholder Engagement Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance.

•

Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

•

Governance-Focused Shareholder Engagement: In the fall of 2019, the Lead Director and the Chair of the Compensation Committee met with significant shareholders to provide an update on Barrick’s compensation philosophy review and the progress achieved with the Executive Chairman’s redesigned compensation framework.

•

Sustainability-Focused Shareholder Engagement: Throughout 2019, the Group Sustainability Executive met with significant shareholders and leading ESG ratings firms to discuss Barrick’s sustainability vision, sustainability policies, site level sustainability performance, and approach to sustainability, including Board and management oversight of sustainability matters. Our Lead Director, Chair of the Compensation Committee, and Human Resources Executive also participated in discussions with shareholders to provide an overview of the Board’s role in overseeing the Company’s approach to sustainability and how sustainability performance is reflected in incentive compensation.

•

Nevada Gold Mines Analyst Day: In September 2019, Barrick hosted a site visit of the operations of Nevada Gold Mines for a group of 24 significant shareholders and key analysts. The President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer led the three-day visit, which highlighted Barrick’s long-term vision for generating shareholder value from Nevada Gold Mines. Operational, exploration, growth, and community updates were provided by the Executive Managing Director of Nevada Gold Mines, along with the senior leadership team of Nevada Gold Mines.

•

Quarterly Results Presentations: Throughout 2019, the President and Chief Executive Officer hosted four live presentations in Toronto, Canada and London, United Kingdom to discuss Barrick’s quarterly financial, operational, and exploration results, as well as updates on our strategy and organizational structure. Each quarterly results presentation was attended by approximately 50 significant shareholders, key analysts, and media journalists. These presentations were also broadcast live via audio webcast for those who could not attend in person.

✓	Our approach to corporate governance evolves with state-of-the-art practices.

•

Enhanced Clawback Policy: Our Clawback Policy subjects incentive compensation paid or granted to the Executive Chairman; President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; other Partners; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct has occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable.

•

Share Ownership Policies for Non-Executive Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Non-executive directors are required to hold at least three times the value of their annual Board retainer in Barrick Shares and/or Deferred Share Units (DSUs) within five years of joining the Board. Our Executive Chairman is required to hold at least four times his salary in Barrick Shares and DSUs within three years of joining Barrick. Our President and Chief Executive Officer is required to hold ten times his salary in Barrick Shares, RSUs, and PGSUs within the later of five years from the date of his appointment and February 2025. Our other Named Partners are required to hold five times their salary in Barrick Shares, RSUs, and PGSUs within the later of five years from the date they become a Partner and February 2025. See “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 41 and “2019 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 70.

26	Barrick Gold Corporation | 2020 Circular

•

Anti-hedging Policy: Barrick has a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their ownership of Barrick Shares and equity-based LTI compensation.

•

Innovative Approach to Disclosure: Since 2018, Barrick has issued an online digital information circular (Digital Circular) that modernizes the way that proxy materials are presented to shareholders and makes proxy-related information more accessible and interactive. Barrick’s 2020 Digital Circular will be available on our website at www.barrick.com/investors/agm starting in April 2020.

•

Enhanced Shareholder Communication: Barrick established a designated Investor Relations hotline to supplement the existing email address. The hotline provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for managing and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant committees of the Board of Directors on the effectiveness of key control activities.

By further decentralizing our corporate office, we have continued to accelerate the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by promoting faster information sharing and greater transparency. We hold a Weekly Executive Review, which is the main forum to raise and discuss risks facing the operations and organization more broadly. The Weekly Executive Review is held among the President and Chief Executive Officer and other key executives, including the Senior Executive Vice-President, Strategic Matters; Senior Executive Vice-President, Chief Financial Officer; our regional Chief Operating Officers; and senior management.

The Board and its committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation programs with strategic priorities, and the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The Audit & Risk Committee assists the Board in, among other things, overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks.

During 2019, we continued to improve the quality of risk information provided to the Audit & Risk Committee, including concise and relevant risk information that facilitates meaningful discussions about key risks facing the organization and how they are being managed. In-depth briefings were delivered on specific topics to provide a more detailed understanding of risks and management’s risk mitigation strategies, where appropriate. For example, during 2019, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including on the integration of the former Randgold operations following the Merger and development of a new Group risk register reflecting Barrick’s new regional operating model; the formation of Nevada Gold Mines and the integration of the joint venture assets contributed by Newmont Corporation and now operated by Barrick; the consolidation of Acacia Mining plc’s Tanzanian operations by Barrick and risks related to the framework agreement to create a new partnership and settle outstanding disputes with the Government of Tanzania; and and tax risks, cybersecurity risks, and Barrick’s mine closure and tailings storage facility stewardship programs.

For a more detailed description of our risk oversight processes, see “Risk Oversight” in Schedule A of this Circular.

Barrick Gold Corporation | 2020 Circular	27

Our Commitment to Managing Climate Change Risks

Barrick considers climate change, including shifts in temperature and precipitation and more frequent severe weather events, to be a company, community, and global concern. In 2019, following the Merger and formation of Nevada Gold Mines, Barrick reviewed and updated the climate change strategy it developed in 2017, which is aligned with Barrick’s overall business strategy to grow free cash flow per share(1) through safe and responsible mining. In recognition of the important link between energy use and greenhouse gas (GHG) emissions, in 2019, Barrick updated its GHG emissions reduction target to achieve reductions of at least 10% by 2030 (against a 2018 baseline that combines legacy Barrick and Randgold data), while maintaining a steady ounce production profile. By effectively managing our energy use and implementing renewable energy solutions, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and reduce direct mining costs.

Barrick’s climate change strategy has three pillars: (i) identify, understand, and mitigate the risks associated with climate change, (ii) measure and reduce Barrick’s impact on climate change, and (iii) improve our disclosure on climate change. Governance over climate-related risks and opportunities is provided at both the Board and management level.

The Corporate Governance & Nominating Committee, which meets quarterly, is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into Barrick’s formal risk management process, outputs of which were reviewed by the Corporate Governance & Nominating Committee throughout 2019. In addition, the Audit & Risk Committee reviews the Company’s approach to climate change in the context of Barrick’s public disclosure.

In furtherance of its commitment to sustainability, Barrick established the E&S Committee. The E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, and environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The E&S Committee reports include a quarterly update on climate change and greenhouse gas emissions by our mines. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

(1)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

28	Barrick Gold Corporation | 2020 Circular

Directors

The Board recommends a vote FOR all nominees listed below.

We believe our Board nominees must strike the right balance between those who have skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director for Board consideration. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company.

All other director information can be found in “Report on Director Compensation and Equity Ownership” beginning on page 40, “Committees of the Board” beginning on page 35, and in Schedule A of this Circular.

Areas of Expertise

Mining Operations

Health, Safety & Environmental

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution

Risk Management

Mark Bristow (61), Non-Independent, President and Chief Executive Officer of Barrick

Director since: January 2019 Beau Champ, Mauritius	Nationality: South African

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Mr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Mr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Mr. Bristow has held board positions at a number of global gold mining companies. Mr. Bristow holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2019	99.0%	1.0%

2018	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years(1)
Rockwell Diamonds Inc.				(2006 to Present)
Randgold Resources Limited				(1995 to 2018)
Securities Held as at March 2, 2020
Common Shares(2) DSUs PGSUs RSUs(3) RSS Awards (Randgold legacy plan)(4) Long-Term Incentive Plan Awards (Randgold legacy plan)(5)				5,526,661 Nil 500,187 97,670 129,086 480,404

    Meets share ownership requirement for President and Chief Executive Officer

(1)

As a result of provisional liquidation proceedings of its South African operating subsidiaries, Rockwell Diamonds Inc. (RDI) was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis, and applicable certificates by the prescribed deadline due to its current constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018 which remains in effect as of the date of this Circular.

Barrick Gold Corporation | 2020 Circular	29

(2)

Mr. Bristow owns 4,757,508 Barrick Shares directly. In addition, Mr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Mr. Bristow’s employment with Barrick. Mr. Bristow holds 77,500 Barrick Shares pursuant to the Randgold Annual Bonus Plan. These Barrick Shares are subject to a hold period ending on the earlier of January 1, 2021, and the date on which his employment with Barrick terminates. Mr. Bristow holds 177,736 Barrick Shares pursuant to the Randgold Co-Investment Plan. These Barrick Shares are subject to a hold period ending on the earlier of January 1, 2021, and the date on which his employment with Barrick terminates. Mr. Bristow holds 207,328 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares are subject to a hold period ending on the earlier of January 1, 2021, and the date on which his employment with Barrick terminates.

(3)

The RSUs were granted on February 11, 2020 in connection with the restructuring of the President and Chief Executive Officer’s 2019 grant of PGSUs. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 50.

(4)

Upon completion of the Merger, Barrick assumed certain outstanding awards granted by Randgold pursuant to the RSS prior to closing, and has agreed to satisfy such awards on vesting through the issuance of Barrick Shares (taking into account the exchange ratio of the Merger) on the same vesting schedule as applied to the relevant RSS award. Awards granted pursuant to the RSS are subject to performance conditions. Once vested, Barrick Shares issued pursuant to the RSS are subject to a two-year hold period.

(5)

Upon completion of the Merger, Barrick assumed certain outstanding awards granted by Randgold pursuant to its Long-Term Incentive Plan, and has agreed to satisfy such awards on vesting through the issuance of Barrick Shares (taking into account the exchange ratio of the Merger) on the same vesting schedule as applied to the relevant Long-Term Incentive Plan award. Awards granted pursuant to the Long-Term Incentive Plan are subject to performance conditions. Once vested, Barrick Shares issued pursuant to the Long-Term Incentive Plan are subject to a two-year hold period.

Areas of Expertise

Capital Allocation & Financial Acumen
Talent Development and Allocation & Partnership Culture
Government and Regulatory Affairs & Community Relations
International Business Experience and Global Partnerships

Gustavo A. Cisneros (74), Independent

Director since: September 2003 Santo Domingo, Dominican Republic	Nationality: Venezuelan and Spanish

Mr. Cisneros is the Chairman of Cisneros, a privately-held worldwide media, entertainment, telecommunications and consumer products organization. Additionally, he is the owner of Tropicalia, a large-scale, high-end, environmentally and socially responsible, tourism real estate development in the Dominican Republic. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including: Univision Communications, Chase Manhattan Bank, All-American Bottling Corporation, Spalding, the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, The Nature Conservancy, Americas Society, the Council on Foreign Relations, The Museum of Modern Art (MoMA) and Harvard University. Mr. Cisneros holds honorary doctorate degrees from the University of Miami and Babson College and an undergraduate degree from Babson College.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2019	85.8%	14.2%	Compensation	6/6

2018	95.4%	4.6%	Corporate Governance & Nominating (Chair)	4/4
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 2, 2020
Common Shares DSUs				11,000 149,602

   Meets share ownership requirement

30	Barrick Gold Corporation | 2020 Circular

Areas of Expertise

Capital Allocation & Financial Acumen
Talent Development and Allocation & Partnership Culture

M&A Execution

International Business Experience and Global Partnerships

Risk Management

Christopher L. Coleman (51), Independent

Director since: January 2019 London, United Kingdom	Nationality: British

Mr. Coleman is the group head of banking at Rothschild & Co. and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. From 2008 until the completion of the Merger, Mr. Coleman served as a non-executive director of Randgold, including as non-executive Chairman of the board of directors, Chairman of the governance and nominating committee, and member of the remuneration committee. Beyond his service as a director of Randgold, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. He is also a non-executive director of Papa John’s International, Inc. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics and Political Science.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2019	97.9%	2.1%	Compensation (Chair)	6/6

2018	N/A	N/A	Corporate Governance & Nominating	4/4
			Overall Attendance	100%
Other Public Boards During Past Five Years
Papa John’s International, Inc.				(2012 to Present)
Randgold Resources Limited				(2008 to 2018)
Securities Held as at March 2, 2020
Common Shares DSUs				121,334 16,644

   Meets share ownership requirement

Areas of Expertise

Risk Management

Capital Allocation & Financial Acumen

M&A Execution
International Business Experience and Global Partnerships
Talent Development and Allocation & Partnership

J. Michael Evans (62), Independent

Director since: July 2014 New York, NY, USA	Nationality: Canadian

Mr. Evans is the President of Alibaba Group Holding Ltd. and a director of the company, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2019	99.5%	0.5%	Audit & Risk	4/4

2018	99.3%	0.7%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Alibaba Group Holding Ltd.				(2014 to Present)
Securities Held as at March 2, 2020
Common Shares DSUs				Nil 89,892

   Meets share ownership requirement

Barrick Gold Corporation | 2020 Circular	31

Areas of Expertise

Government and Regulatory Affairs & Community Relations
Talent Development and Allocation & Partnership Culture

M&A Execution

Capital Allocation & Financial Acumen

Brian L. Greenspun (73), Independent

Director since: July 2014 Henderson, NV, USA	Nationality: American

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2019	96.3%	3.7%	Compensation	6/6

2018	99.2%	0.8%	Corporate Governance & Nominating	4/4
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 2, 2020
Common Shares DSUs				31,185 67,419

   Meets share ownership requirement

Areas of Expertise

Mining Operations

Health, Safety & Environmental
Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

Risk Management

J. Brett Harvey (69), Independent, Lead Director

Director since: December 2005 Mesquite, NV, USA	Nationality: American

Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2019	97.0%	3.0%	Audit & Risk (Chair)	4/4

2018	97.0%	3.0%	Compensation	6/6
			Overall Attendance	100%
Other Public Boards During Past Five Years
Warrior Met Coal Inc.				(2017 to Present)
Allegheny Technologies Inc.				(2007 to Present)
CONSOL Energy Inc.				(1998 to 2016)
Securities Held as at March 2, 2020
Common Shares DSUs				29,175 121,247

   Meets share ownership requirement

32	Barrick Gold Corporation | 2020 Circular

Areas of Expertise

Mining Operations

Capital Allocation & Financial Acumen

Risk Management

M&A Execution

International Business Experience and Global Partnerships

Andrew J. Quinn (66), Independent

Director since: January 2019 Llanboidy, Carmarthenshire, United Kingdom	Nationality: British

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018, he served as a non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2019	99.0%	1.0%	Audit & Risk	4/4

2018	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
Randgold Resources Limited				(2011 to 2018)
Securities Held as at March 2, 2020
Common Shares DSUs				72,481 16,644

   Meets share ownership requirement

Areas of Expertise

Health, Safety and Environmental
Talent Development and Allocation & Partnership Culture
International Business Experience and Global Partnerships
Government and Regulatory Affairs & Community Relations

Risk Management

Loreto Silva (55), Independent

Director since: August 2019 Santiago, Chile	Nationality: Chilean

Ms. Silva serves as a partner at the Chilean law firm Bofill Escobar Silva Abogados, where her practice focuses on complex infrastructure development projects, natural resources, and public utilities. She also serves as the chairwoman of the board of ENAP, Chile’s national petroleum company. An accomplished legal professional with over two decades of experience in both the private and public sectors, Ms. Silva started her career as a lawyer for the Chilean Chamber of Construction where she helped develop the country’s sanitary and public works concession systems. She specialized in public works concession contracts, competition, water resource management as well as the development of electric, sanitary, and infrastructure projects. In 2010, Ms. Silva was appointed Vice Minister of Public Works and became Minister of the department at the end of 2012. As Minister, she promoted and led complex infrastructural works such as the bridge over the Chacao Channel and the Américo Vespucio Oriente highway. She also led the development of the National Water Resource Strategy and is currently director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce, director at the Infrastructure Policy Council, and member of Women Corporate Directors. Ms. Silva has been named one of Chile’s 100 leading woman leaders on four occasions. She holds a law degree from the University of Chile.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	2/2

2019	N/A	N/A	Corporate Governance & Nominating(6)	N/A

2018	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
Empresa Nacional del Petróleo (ENAP)				(2018 to Present)
Aguas Andinas				(2017 to Present)
ENEL America				(2016)
Securities Held as at March 2, 2020
Common Shares DSUs				Nil 3,773

    Has until August 9, 2024 to meet share ownership requirement

(6)	Ms. Silva became a member of the Corporate Governance & Nominating Committee on February 11, 2020.

Barrick Gold Corporation | 2020 Circular	33

Areas of Expertise

M&A Execution

Capital Allocation & Financial Acumen
International Business Experience and Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management
Government and Regulatory Affairs & Community Relations

John L. Thornton (66), Non-Independent, Executive Chairman of Barrick

Director since: February 2012 Palm Beach, FL, USA	Nationality: American

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of the China Investment Corporation (CIC), Confucius Institute Headquarters, King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2019	94.8%	5.2%

2018	93.7%	6.3%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Ford Motor Company				(1996 to Present)
Securities Held as at March 2, 2020
Common Shares(7)(8)(9) DSUs				5,215,000 1,169

    Meets share ownership requirement for Executive Chairman

(7)

As at March 2, 2020, Mr. Thornton owns 4,200,219 Barrick Shares directly and 59,970 Barrick Shares indirectly through a Rollover IRA and 500,000 Barrick Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,600 Barrick Shares held in the names of his wife and children. In addition, 214,211 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

(8)	On March 18, 2020 and March 19, 2020, Mr. Thornton used 60% of his 2019 after-tax LTI award to purchase a total of 59,280 Barrick Shares.

(9)

In late March 2020, due to personal portfolio considerations, Mr. Thornton sold a portion of the Barrick Shares that he purchased using his personal funds which were not subject to holding restrictions. The sales were completed during the permitted open period following the release of Barrick’s 2019 year-end results. Mr. Thornton confirmed that he would continue to retain and seek to build on what remains a meaningful equity stake in Barrick and that he looks forward to participating in the value created by the many exciting long-term growth opportunities being realized by Barrick’s strong management team.

34	Barrick Gold Corporation | 2020 Circular

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its three standing committees.

The Board has established three standing committees, all of which have a written mandate.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Executive Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available on our website at www.barrick.com/about/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the Corporate Governance & Nominating Committee and the Board.

The following chart sets out the members of the committees as of the date of this Circular.

Committee	Members

Audit & Risk Committee	J. Brett Harvey (Chair), J. Michael Evans, and Andrew J. Quinn

Compensation Committee	Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey

Corporate Governance & Nominating Committee	Gustavo A. Cisneros (Chair), Christopher L. Coleman, and Brian L. Greenspun, and Loreto Silva

Committee membership rotates periodically. At least once per year, the Corporate Governance & Nominating Committee reviews the composition of committees and recommends committee members and Chairs to the Board for approval.

Audit & Risk Committee

The Audit & Risk Committee(1)(2) is comprised of J. Brett Harvey (Chair), J. Michael Evans, and Andrew J. Quinn. The Audit & Risk Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; the performance of the business assurance function and the external auditor; the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and the Company’s financial structure and investment and financial risk management programs generally. For more information on the Audit & Risk Committee, please refer to the section entitled “Audit & Risk Committee” in our Annual Information Form for the year ended December 31, 2019.

Barrick Gold Corporation | 2020 Circular	35

Key Activities and Accomplishments for 2019

The activities described below were undertaken by the Audit & Risk Committee in 2019.

Financial Reporting

•  Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with IFRS and related management’s discussion and analysis

•  Reviewed reports from the Company’s Reserves and Resources Committee

•  Reviewed the Company’s disclosure controls and procedures

•  Reviewed the Company’s climate-related disclosure in line with the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures

Oversight of Control Functions

•  Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•  Oversaw the Company’s risk management process and major financial risks and financial reporting procedures and processes, including mine closure planning, insurance strategies, information technology integration and cybersecurity measures and recovery plans, all as they relate to internal control over financial reporting

•  Monitored the effectiveness of the Business Assurance function and reviewed and approved the annual internal audit plan

Audit Planning Report and Conduct of Audit

•  Approved the external auditor’s audit planning report and fees and oversaw the conduct of its audit, which included the auditor’s opinion on the effectiveness of the Company’s internal controls over financial reporting

•  Assessed the effectiveness of the auditors

Administered Auditor Services Policy

•  Oversaw the Audit Services Policy, which requires the pre-approval of services performed by our auditor. The Audit Services Policy specifies the scope of services permitted to be performed by the auditor to ensure its independence is not compromised. All services provided by our auditor in 2019 were approved by the Audit Committee pursuant to the Audit Services Policy

Finance Organization Structure

•  Received regular reports and monitored initiatives to streamline our finance processes and integrate financial reporting from the Barrick and Randgold businesses following the completion of the Merger and from Nevada Gold Mines following the formation of the Nevada joint venture with Newmont Corporation

Compliance and Regulatory Matters

•  Reviewed and recommended for Board approval revisions to our Code of Business Conduct and Ethics, which is the cornerstone of Barrick’s compliance program and was developed following a review of the compliance requirements of the combined company following the Merger

•  Reviewed and recommended for Board approval revisions to our Anti-Corruption Policy to provide additional guidance on how Barrick does business in a transparent, ethical and lawful manner

•  Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy, and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•  Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•  Reviewed the Company’s report on payments to governments under Canada’s Extractive Sector Transparency Measures Act

•  Reviewed the status of significant litigation

•  Reviewed the Company’s tax accounting process and global tax policies

Enterprise Risk Management

•  Reviewed and assessed reports on the Company’s processes relating to enterprise risk management, including financial, regulatory, strategic, and operational risks

•  Continued an ongoing process to improve the quality of information received by the Committee to facilitate meaningful discussion about risks facing the organization and how they are managed. Reviewed regular reports on the Company’s approach to risk management following the Merger including through the development of a new Group risk register which reflects key risks at the enterprise and regional levels. Particular attention was paid to gaining an improved understanding of enterprise-level risks such as geopolitical risks, operational risks, tax risks, capital project execution risks, joint venture risks, and risks associated with Barrick’s digital environment, including cybersecurity

•  Evaluated significant risk mitigation programs such as Barrick’s anti-corruption program, tailings storage facility stewardship program, insurance program, and the Company’s cyber strategy and approach to managing cybersecurity risks

Liquidity Management

•  Reviewed and assessed reports on the Company’s financial plan to ensure its adequacy and soundness in relation to its operational and capital plans

•  Reviewed the Company’s liability management and dividend strategy including the increases in our quarterly dividend during 2019 from four cents per share for the first quarter of 2019, to five cents per share for the third quarter of 2019, and to seven cents per share for the fourth quarter of 2019

Strategic Transaction Risk

•  Reviewed and assessed reports on ongoing integration planning and related risks in connection with the Merger, Nevada Gold Mines, and the acquisition of all of the shares of Acacia Mining plc that Barrick did not already own. In each case, particular attention was paid to the integration of organizational structures and operations including the integration of the companies’ financial planning and reporting, risk management, business assurance, human resources, and other key business functions

Financial Risk Management	• Provided oversight of the Company’s significant financial risk management strategies

Notes to Committee Membership:

(1)

All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit & Risk Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

(2)

The Board has determined that Messrs. Harvey and Evans are each an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of such individuals as audit committee financial experts will not deem them to be “experts” for any purpose or impose any duties, obligations, or liability on them that are greater than those imposed on other members of the Audit & Risk Committee and Board who do not carry this designation.

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Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey. The Compensation Committee supports the Board in monitoring, reviewing, and approving compensation policies and practices and administering share compensation plans. It designs and drives the core components of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “2019 Compensation of Named Executive Officers – Compensation Governance and Oversight – Barrick’s Compensation Governance Process – Role of the Compensation Committee” on page 66.

Key Activities and Accomplishments for 2019

The activities described below were undertaken by the Compensation Committee in 2019.

Shareholder Engagement	• Considered shareholder feedback on the approach to compensation for our Named Partners and Executive Chairman

Executive Chairman Compensation	• Recommended approval of a new performance and compensation framework for the Executive Chairman

Reviewed Executive Compensation Philosophy	• Undertook a comprehensive review of the executive compensation philosophy and programs to ensure they continue to align with our strategic goals and the interests of our shareholders

2019 Global Peer Group

•  Reviewed and approved changes to the Global Peer Group, the peer group Barrick uses for compensation benchmarking, including the addition of four mining peers and six broader extractive peers to better reflect Barrick’s size, scope of operations, and geographic footprint

Approved Executive Compensation

•  Reviewed the President and Chief Executive Officer’s recommendations and recommended approval of API opportunities and payouts for the Partners who comprised our Executive Committee

•  Evaluated 2019 performance and recommended approval of PGSU awards for our Executive Committee

•  After considering the Corporate Governance & Nominating Committee’s performance evaluation of the Executive Chairman (which was completed in consultation with the Lead Director) and the Executive Chairman’s performance evaluation of the President and Chief Executive Officer, determined and recommended to the independent directors the 2019 compensation of the Executive Chairman and the President and Chief Executive Officer for approval

•  Approved the 2019 Report on Director Compensation and Equity Ownership and Compensation Discussion & Analysis

Approved Changes to Directors’ Compensation

•  Reviewed and recommended to the Board for approval a change to the compensation structure for non-executive directors, including an increase to the annual retainer and Committee chair fees, and the introduction of Committee membership fees commensurate with the reconstitution of the Board and the reallocation of committee responsibilities following the Merger

Barrick’s Performance Granted Share Unit Plan	• Reviewed and approved changes to the PGSU Plan to accelerate share ownership

Executive Share Ownership Guidelines	• Reviewed the industry-leading share ownership guidelines for our Partners, which reinforce our distinctive ownership culture

Governance

•  Appointed Willis Towers Watson as independent compensation consultant to the Compensation Committee

•  Reviewed the results of a comprehensive compensation risk assessment completed by Willis Towers Watson, which confirmed that Barrick’s executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick

•  Evaluated Barrick’s executive compensation program against best practices and the policies of proxy advisory firms

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Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is comprised of Gustavo A. Cisneros (Chair), Christopher L. Coleman, Brian L. Greenspun, and Loreto Silva. The Corporate Governance & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, reviewing the composition of the Board and its committees, and overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance. The Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. In addition, the Committee is responsible for overseeing the orientation and continuing education program for directors, and conducting an annual performance evaluation of the Executive Chairman in consultation with the Lead Director.

Key Activities and Accomplishments for 2019

The activities described below were undertaken by the Corporate Governance & Nominating Committee in 2019.

Board Renewal

•  Led director recruitment activities resulting in, after an extensive process, the appointment of Ms. Loreto Silva as a new independent director with knowledge of large-scale infrastructure projects and legal and government affairs

•  In furtherance of Barrick’s stated objectives of ongoing Board renewal and improving Board diversity, actively pursuing the appointment of a second female director, who is expected to be an African with the appropriate experience to bring an independent view as well as an understanding of doing business in Africa to the Board

•  Together with the Lead Director, the Committee Chair led the annual director evaluation process for 2019 and reviewed the full results with the Committee and key findings with the Board in early 2020

•  Reviewed the Company’s progress toward achieving the objectives of the Diversity Policy

Governance and Compliance

•  Conducted, in consultation with the Lead Director, the 2019 performance evaluation of the Executive Chairman

•  In conjunction with the Compensation Committee, oversaw the implementation of our shareholder engagement strategy that included governance-focused meetings among the Lead Director, the Chair of the Compensation Committee and significant shareholders in the fall of 2019; a three-day analyst visit to the newly formed Nevada Gold Mines in the fall of 2019; and live quarterly results presentations in Toronto, Canada and London, United Kingdom by the President and Chief Executive Officer and other members of the senior leadership team

•  Received regular updates on shareholder engagement activities and considered the implications of shareholder feedback on Barrick’s governance practices and initiatives

•  Received a detailed briefing on joint venture governance, including on management oversight, policy implementation, compliance on corporate responsibility matters, and reporting

Oversight of Sustainability Matters

•  Received detailed reports from the President and Chief Executive Officer on the Company’s health and safety, environmental and corporate social responsibility performance. Each quarter the Committee received, for each region and mine site, a report including detailed health and safety analyses and statistics, information on reportable environmental incidents and environmental permitting matters including water and waste management and greenhouse gas emissions, updates on the Company’s tailings facilities management and closure management strategies, an overview of community engagement initiatives and human rights matters, and a summary of key matters discussed with the Group Sustainability Executive, regional Chief Operating Officers and other executives at the E&S Committee meetings chaired by the President and Chief Executive Officer

•  Monitored the management of significant matters affecting our license to operate, including environmental, workplace and social issues and the integration of Barrick and Randgold operations following the Merger

•  Reviewed updated sustainability policies developed following the Merger to reflect the Company’s sustainability vision, including the Sustainable Development Policy, Occupational Health and Safety Policy, Environmental Policy, Human Rights Policy, Biodiversity Policy and Conflict-Free Gold Policy

•  Reviewed the 2018 Sustainability Report for the combined company following the Merger

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Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by teleconference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. All directors attended 100% of the meetings and satisfied this requirement in 2019. The table below summarizes the number of Board and committee meetings attended by our director nominees from January 1, 2019 to December 31, 2019. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 29.

Meeting Attendance of Director Nominees

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2019
		Audit & Risk	Compensation	Corporate Governance & Nominating
M. Bristow	6/6 100%	-	-	-	6 of 6 100%
G.A. Cisneros	6/6 100%	-	6/6 100%	4/4 100%	16 of 16 100%
C.L. Coleman	6/6 100%	-	6/6 100%	4/4 100%	16 of 16 100%
J.M. Evans	6/6 100%	4/4 100%	-	-	10 of 10 100%
B.L. Greenspun	6/6 100%	-	6/6 100%	4/4 100%	16 of 16 100%
J.B. Harvey	6/6 100%	4/4 100%	6/6 100%	-	16 of 16 100%
A.J. Quinn	6/6 100%	4/4 100%	-	-	10 of 10 100%
L. Silva(1)	2/2 100%	-	-	-	2 of 2 100%
J.L. Thornton	6/6 100%	-	-	-	6 of 6 100%

(1)	Ms. Silva became a member of the Board of Directors on August 9, 2019 and became a member of the Corporate Governance & Nominating Committee on February 11, 2020.

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Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The following sections provide an overview of our director compensation program, including how compensation is delivered to our non-executive director nominees and their share ownership requirements. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

Director Compensation Structure

The Compensation Committee oversees director compensation and periodically reviews the appropriateness of the compensation arrangements for our non-executive directors to ensure competitiveness.

In the first quarter of 2019, following the completion of the Merger, the Compensation Committee reviewed the director compensation structure with advice from its independent compensation consultant, Willis Towers Watson. The objectives of the review included (1) ensuring that the compensation levels support the attraction and retention of highly qualified and diverse board members, and (2) ensuring that the compensation levels are commensurate with the increased demands on the non-executive directors following the reconstitution and streamlining of the committees of the Board. As part of this review, Willis Towers Watson provided benchmarking data from Barrick’s Global Peer Group and data from other international mining and general industry companies, with a particular focus on those in Canada and the U.S. Following this review, on May 7, 2019, the Compensation Committee recommended and the Board approved the following new director compensation arrangements, which are applicable to all non-executive directors who were on the Board when the change was approved, effective as of January 1, 2019. Directors who are officers of the Company do not receive any compensation for their services as directors.

Type of Fee	Amount
Annual Retainer Retainers are paid in four installments following the end of each quarter of service as a Board member. Directors are required to receive at least $175,000 (approximately 63.6%) of their annual director retainer in the form of DSUs. All directors have the option to elect to receive up to 100% of their annual retainer in DSUs or in cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board.	$275,000
Committee and Other Fees Directors receive additional committee fees that are paid quarterly in cash.
Audit & Risk Committee Chairperson Member	$40,000 $20,000
Compensation Committee Chairperson Member	$40,000 $20,000
Corporate Governance & Nominating Committee Chairperson Member	$25,000 $15,000
Lead Director	$50,000
Meeting Fees	N/A

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Since 2004, DSUs have been the only form of equity awards granted to non-executive directors.

Director Equity Awards

Deferred Share Unit Plan

Each DSU is a share unit that is equal in value to a Barrick Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect, at any time up to the end of the calendar year, to have his or her DSUs redeemed for cash based on the value of Barrick Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan. No current director of the Company owns any options.

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Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Barrick Shares and/or DSUs having a minimum value established by the Board. Barrick Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•

Executive Chairman: The Executive Chairman is required to hold Barrick Shares and/or DSUs worth a total value of at least four times his annual pre-tax salary and has three years from the date of his appointment to fulfill the share ownership requirement.

•

Non-executive directors: Each non-executive director is required to hold at least three times his or her annual Board retainer worth of Barrick Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for non-executive directors is evaluated annually on December 31 and is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of Barrick Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement. As at December 31, 2019, all directors except Ms. Silva (who was appointed to the Board in August 2019) have met their share ownership requirements. Ms. Silva has until August 9, 2024 to meet her share ownership requirement.

The following table provides details of the share ownership of our director nominees, other than Messrs. Bristow and Thornton, whose share ownership requirements are disclosed under “2019 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 70.

Share Ownership of Director Nominees

Name	Date	Value of Barrick Shares (# of Barrick Shares)	Value of DSUs (# of DSUs)	Total Value of Barrick Shares and DSUs(1) (# of Barrick Shares and DSUs)	Value as Multiple of Retainer or Salary as at December 31, 2019	Share Ownership Requirement Met as at December 31, 2019 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Gustavo A. Cisneros	December 31, 2019	$204,490 (11,000)	$2,781,101 (149,602)	$2,985,591 (160,602)	10.9x	✓
	March 2, 2020	$218,460 (11,000)	$2,971,096 (149,602)	$3,189,556 (160,602)
Christopher L. Coleman	December 31, 2019	$2,255,599 (121,334)	$309,412 (16,644)	$2,565,011 (137,978)	9.3x	✓
	March 2, 2020	$2,409,693 (121,334)	$330,550 (16,644)	$2,740,243 (137,978)
J. Michael Evans	December 31, 2019	Nil (Nil)	$1,671,092 (89,892)	$1,671,092 (89,892)	6.1x	✓
	March 2, 2020	Nil (Nil)	$1,785,255 (89,892)	$1,785,255 (89,892)
Brian L. Greenspun	December 31, 2019	$579,729 (31,185)	$1,253,319 (67,419)	$1,833,048 (98,604)	6.7x	✓
	March 2, 2020	$619,334 (31,185)	$1,338,941 (67,419)	$1,958,275 (98,604)
J. Brett Harvey	December 31, 2019	$542,363 (29,175)	$2,253,982 (121,247)	$2,796,345 (150,422)	10.2x	✓
	March 2, 2020	$579,416 (29,175)	$2,407,965 (121,247)	$2,987,381 (150,422)
Andrew J. Quinn	December 31, 2019	$1,347,422 (72,481)	$309,412 (16,644)	$1,656,834 (89,125)	6.0x	✓
	March 2, 2020	$1,439,473 (72,481)	$330,550 (16,644)	$1,770,023 (89,125)
Loreto Silva	December 31, 2019	Nil (Nil)	$70,140 (3,773)	$70,140 (3,773)	0.3x	N/A
	March 2, 2020	Nil (Nil)	$74,932 (3,773)	$74,932 (3,773)

(1)	The values of Barrick Shares and DSUs are based on the closing price of Barrick Shares on the NYSE at December 31, 2019 ($18.59), the last trading day in 2019, and March 2, 2020 ($19.86).

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Director Compensation Summary for 2019

The following table provides details of the compensation for Barrick’s directors during 2019, other than Messrs. Bristow and Thornton, whose compensation is disclosed in “2019 Compensation of Named Executive Officers – Summary Compensation Table” on page 76 and who received no additional compensation as a result of their service as directors of Barrick.

Director Compensation Table for the Year Ended December 31, 2019(1)

Name	2019 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)

María Ignacia Benítez(3)	N/A	$33,269	Nil	Nil	Nil	$33,269

Gustavo A. Cisneros(4)	CG&N (Chair); Compensation	$45,000	$275,000	Nil	Nil	$320,000

Christopher L. Coleman(5)	Compensation (Chair); CG&N	$55,000	$275,000	Nil	Nil	$330,000

J. Michael Evans(6)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Brian L. Greenspun(7)	CG&N; Compensation	$103,750	$206,250	Nil	Nil	$310,000

J. Brett Harvey(8)	Audit & Risk (Chair); Compensation	$110,000	$275,000	Nil	Nil	$385,000

Andrew J. Quinn(9)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Loreto Silva(10)	N/A	$39,402	$68,954	Nil	Nil	$108,356

(1)	Compensation for non-executive directors is paid in U.S. dollars.

(2)

Figures shown in the Fees Earned column reflect the portion of the annual retainer paid in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Director Compensation Structure” on page 40. Figures in the Share-Based Awards column reflect the portion of the annual retainer paid in the form of DSUs. Messrs. Cisneros, Coleman, Evans, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Benítez and Mr. Greenspun elected to receive 75% of the director retainer in DSUs. Ms. Silva elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. See “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2019” table on page 44 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2019.

(3)

Ms. Benítez joined the Board on April 24, 2018. Ms. Benítez passed away on February 28, 2019, prior to the approval of the changes to the director compensation structure that were approved on May 7, 2019. She received a prorated director’s retainer of $32,778 as a member of the Board from January 1, 2019 to February 28, 2019 and a prorated fee of $491 for her membership on the Audit & Risk Committee over the same period, commensurate with the terms of the legacy director compensation structure.

(4)	Mr. Cisneros received a fee of $25,000 for his role as the Chair of the Corporate Governance & Nominating Committee and $20,000 for his membership on the Compensation Committee

(5)	Mr. Coleman received a fee of $40,000 for his role as the Chair of the Compensation Committee and $15,000 for his membership on the Corporate Governance & Nominating Committee.

(6)	Mr. Evans received a fee of $20,000 for his membership on the Audit & Risk Committee.

(7)	Mr. Greenspun received a fee of $15,000 for his membership on the Corporate Governance & Nominating Committee and $20,000 for his membership on the Compensation Committee.

(8)

Mr. Harvey received a fee of $40,000 for his role as Chair of the Audit & Risk Committee, a fee of $20,000 for his membership on the Compensation Committee, and a fee of $50,000 for his role as the Lead Director.

(9)	Mr. Quinn received a fee of $20,000 for his membership on the Audit & Risk Committee.

(10)

Ms. Silva joined the Board on August 9, 2019 and she received a prorated director’s retainer of $108,356 as a member of the Board from August 9, 2019 to December 31, 2019. Ms. Silva became a member of the Corporate Governance & Nominating Committee on February 11, 2020.

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Aggregate Option Exercises During Financial Year Ended December 31, 2019

None of our directors have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2019

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2019 for directors other than Messrs. Bristow and Thornton, whose awards are disclosed in “2019 Compensation of Named Executive Officers – Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2019” on page 79.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

María Ignacia Benítez(3)	Nil				Nil		Nil

Gustavo A. Cisneros	Nil				Nil		$2,781,101

Christopher L. Coleman	Nil				Nil		$309,412

J. Michael Evans	Nil				Nil		$1,671,092

Brian L. Greenspun	Nil				Nil		$1,253,319

J. Brett Harvey	Nil				Nil		$2,253,982

Andrew J. Quinn	Nil				Nil		$309,412

Loreto Silva	Nil				Nil		$70,140

(1)

Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2019” table below for information on the DSUs awarded to directors in 2019.

(2)

The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2019, multiplied by the closing price of Barrick Shares on the NYSE on December 31, 2019 ($18.59).

(3)	Ms. Benítez’s DSUs were redeemed for cash on December 20, 2019.

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Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2019

The following table provides information for each of the directors, other than Messrs. Bristow and Thornton, whose awards are disclosed in “2019 Compensation of Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2019” on page 80, on the value that would have been realized upon vesting of share-based awards during the year ended December 31, 2019.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)

María Ignacia Benítez(3)	Nil	$1,485	Nil

Gustavo A. Cisneros(4)	Nil	$302,267	Nil

Christopher L. Coleman(5)	Nil	$276,148	Nil

J. Michael Evans(6)	Nil	$290,422	Nil

Brian L. Greenspun(7)	Nil	$217,816	Nil

J. Brett Harvey(8)	Nil	$296,642	Nil

Andrew J. Quinn(9)	Nil	$276,148	Nil

Loreto Silva(10)	Nil	$69,024	Nil

(1)	No directors had outstanding options as at December 31, 2019.

(2)

The figures shown represent all DSUs awarded that vested in 2019. In 2019, Messrs. Cisneros, Coleman, Evans, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Benítez and Mr. Greenspun elected to receive 75% of the director retainer in DSUs. Ms. Silva elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2019 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of Barrick Shares on the NYSE on the applicable date of issuance.

(3)	Ms. Benítez’s share-based awards include 99 DSU dividend equivalents.

(4)	Mr. Cisneros’ share-based awards include 16,576 DSUs and 1,849 DSU dividend equivalents.

(5)	Mr. Coleman’s share-based awards include 16,576 DSUs and 68 DSU dividend equivalents.

(6)	Mr. Evans’ share-based awards include 16,576 DSUs and 1,040 DSU dividend equivalents.

(7)	Mr. Greenspun’s share-based awards include 12,433 DSUs and 779 DSU dividend equivalents.

(8)	Mr. Harvey’s share-based awards include 16,576 DSUs and 1,465 DSU dividend equivalents.

(9)	Mr. Quinn’s share-based awards include 16,576 DSUs and 68 DSU dividend equivalents.

(10)	Ms. Silva’s share-based awards include 3,769 DSUs and 4 DSU dividend equivalents.

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Compensation Discussion & Analysis

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Compensation at Barrick rewards execution on our over-arching vision: to be the world’s most valued gold mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. In keeping with our partnership culture, we have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our Named Partners and Executive Chairman, now and over the long-term. This has helped reinvigorate the partnership culture that drove Barrick’s early success. Our leaders are not merely aligned with owners – they are owners.

Key highlights of our compensation system:

✓	A significant portion of executive compensation is long-term in nature, in the form of Barrick Shares or units that convert into Barrick Shares.

✓	Leaders are subject to market-leading share ownership requirements.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution, and disclosed to our shareholders in advance of each year.

✓	We aim to attract, retain, and motivate exceptional talent.

The following sections provide an overview of our approach to compensation for our 2019 NEOs, the compensation decisions that we made based on performance, as well as the processes and safeguards we have in place to ensure that our compensation programs do not encourage unnecessary and excessive risk-taking.

2019 Named Executive Officers

This Circular reports the compensation paid to our NEOs in 2019:

John L. Thornton	Executive Chairman

D. Mark Bristow	President and Chief Executive Officer

Graham P. Shuttleworth	Senior Executive Vice-President, Chief Financial Officer

Kevin J. Thomson	Senior Executive Vice-President, Strategic Matters

Mark F. Hill	Chief Operating Officer, Latin America and Asia Pacific

In this Circular, we refer to our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and Chief Operating Officer, Latin America and Asia Pacific as Named Partners. The Executive Chairman is an NEO but not a Partner.

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2019 Compensation of Named Executive Officers

2019 Compensation of our Named Partners

Our Named Partners participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the PGSU Plan, and the Change in Control Plan. Our Named Partners are also subject to industry-leading share ownership requirements, which reflects a deep commitment to long-term ownership at the heart of our partnership culture.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our Named Partners to ensure they remain competitive relative to roles of similar size and scope of responsibilities.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan. Named Partners are awarded API based on their achievement of the annual initiatives and goals included in their Annual Performance Incentive scorecards (API Scorecards).

In 2019, the API Scorecards for our Named Partners, other than the President and Chief Executive Officer, were developed in consultation with the President and Chief Executive Officer. Performance was holistically evaluated by the President and Chief Executive Officer at the end of the year, based on accomplishments against the API Scorecards.

In 2019, the API Scorecard for the President and Chief Executive Officer was developed in consultation with the Executive Chairman and the Lead Director. Performance was holistically evaluated by the Executive Chairman, with input from the Lead Director, based on accomplishments against the API Scorecard.

Each scorecard is assigned a rating from 0% (minimum) to 100% (maximum), which is multiplied by the API Opportunity for each of our Named Partners to determine payouts. Maximum API awards of 300% of salary will only be made in cases of demonstrably superior performance across all scorecard categories.

API recommendations are considered by the Compensation Committee at the end of each year and decisions are generally made in February after the end of each year, once audited financial statements are approved by the Board.

API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board a different payout from the value determined by the API Scorecards. The Compensation Committee may also make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the performance period. Any such adjustments will be fully disclosed in our information circular each year. See “2019 Annual Performance Considerations for our Named Partners” beginning on page 55 for detailed pay and performance highlights for our Named Partners.

46	Barrick Gold Corporation | 2020 Circular

2020 Annual Performance Incentive Scorecards

The table below summarizes our 2020 strategic priorities and how they will apply in the development the 2020 API Scorecards for our Named Partners. Each year, API Scorecards, which include financial goals and non-financial annual initiatives, are customized by role for our Partners, including our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and the regional Chief Operating Officers. The 2020 strategic priorities underpin the annual initiatives and goals developed for the 2020 API Scorecards and are weighted to reflect individual scope of accountability. Individual performance against each of our 2020 strategic priorities will be assessed at the end of the year and disclosed for our 2020 Named Partners in our 2021 information circular.

Our 2020 Strategic Priorities	President and CEO	SEVP, CFO	SEVP, Strategic Matters	Regional COOs

Strategic Initiatives

•   Progress our objective of becoming the world’s most valued gold company

•   Optimize our portfolio and unlock our resource value and mineral inventory

•   Consider opportunities to add to our portfolio, focused on Tier One Gold Assets(1)

•   Dispose of non-core assets

•

	✓	✓	✓	✓

Operational Excellence

•   Execute our 2020 plans through delivery of all production and growth projects

•   Embed our DNA at all levels of the organization

•   Maintain ESG as a high priority in all our activities

•   Motivate employees to take personal responsibility for safety

•   Integrate business systems with fit for purpose processes to ensure effective decision-making and execution

	✓	✓	✓	✓

Sustainable Profitability

•   Deliver a ten-year production outlook based on a long-term gold price of $1,200 per ounce

•   Deliver value for all our stakeholders through discovering, developing, and operating Tier One Gold Assets(1)

•   Become the mining partner of preference for host countries

•   Drive unit cost efficiencies throughout the business

•   Attract, retain, and develop an effective multicultural, multigenerational workforce that is agile, integrated, and able to deliver on our plans

•   Maintain a sustainable dividend policy that delivers returns to shareholders

•   Refine and measure leadership effectiveness

	✓	✓	✓	✓

(1)

Barrick’s investment criteria are: (i) with respect to Tier One Gold Assets, assets with a reserve potential greater than five million ounces of gold that will generate an IRR of at least 15%; and (ii) with respect to Tier Two Gold Assets, assets with a reserve potential of greater than three million ounces of gold that will generate an IRR of at least 20% (in each case, based on our long-term gold price assumptions).

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which was introduced in 2015 to ensure that our Named Partners and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. The PGSU Plan was reviewed and updated following the completion of the Merger on January 1, 2019 to ensure that it continues to instill the values that are key to Barrick.

Named Partners receive 100% of their annual LTI, if earned based on performance, in the form of PGSUs, which are share-based units that convert into Barrick Shares upon vesting. PGSUs, even after they convert to Barrick Shares, are subject to further holding requirements. Barrick Shares resulting from the conversion of PGSUs granted before January 1, 2020 (Legacy PGSUs) must be held until a Named Partner retires or leaves the Company. Barrick Shares from PGSUs granted after January 1, 2020 (New PGSUs) must be held until a Named Partner meets his or her share ownership requirement (in which case only Barrick Shares in excess of the share ownership requirement may be sold) or until he or she retires or leaves the Company.

Each year, PGSUs are awarded based on the Compensation Committee’s assessment of the Company’s performance against our Long-Term Company Scorecard, which includes financial and non-financial metrics. These metrics were carefully selected in consultation with our shareholders to drive long-term shareholder value.

The dollar value of PGSUs granted to each of our Partners is determined based on the result of the Long-Term Company Scorecard (ranging from 0% to 100%), multiplied by each partner’s LTI Opportunity (capped at 100% to 600% of salary, which varies based on role). The number of PGSUs granted is determined by taking the dollar value of the PGSUs granted, divided by the closing share price of Barrick Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the closing share price of the first trading day after the Blackout Period, whichever is greater (as defined in the PGSU Plan). The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that a Named Partner

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receive a different payout from the value determined by the Long-Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories.

Illustrative Life Cycle of New PGSUs

The following diagram illustrates the life cycle of New PGSUs, from grant to payout, following termination of employment or retirement. The key characteristics of the New PGSU awards are included in Schedule C of this Circular. See “2019 Performance Considerations for Named Partners – 2019 Long-Term Company Scorecard (for 2019 PGSU Awards)” on page 52 for the results of the 2019 Long-Term Company Scorecard and on page 49 for prospective disclosure of the 2020 Long-Term Company Scorecard.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard performance	PGSUs vest, Barrick Shares are purchased in the market by a third party administrator on behalf of each Partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that Partners are only rewarded for sustainable performance and shareholder value creation.

A three-year performance period will be applied for certain financial measures included in the Long-Term Company Scorecard with full effect from 2021. For 2020, the three-year performance period will be phased in and assessed on a two-year lookback basis (i.e., 2019 and 2020 performance will be evaluated).

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI Opportunity, which varies by Partner from one to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the closing price of Barrick Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the first trading day following the Blackout Period, whichever is greater.

New PGSUs vest in three equal tranches on the 12-month, 24-month, and 33-month anniversary of the date of grant. The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of Barrick Shares on the vesting date multiplied by the number of PGSUs having vested. The after-tax proceeds of the vested PGSUs are then used by a third party administrative agent to purchase Barrick Shares on the open market, on behalf of the partner.

Barrick Shares purchased upon the vesting of New PGSUs (Restricted Shares) cannot be sold until the partner meets his or her share ownership requirement (in which case only those Barrick Shares in excess of the requirement can be sold), or until the partner retires or leaves the Company. Partners receive dividends on their Restricted Shares in cash, when and as declared.

Generally, when a Partner leaves the Company, unvested New PGSUs will be forfeited except in the event of termination without cause, retirement at or above the age of 60, death or disability, or a double trigger Change in Control.

Restrictions on Restricted Shares will generally lapse and cease to apply when a Partner leaves the Company, provided that the partner does not resign or retire from the Company to join, or provide services to, a defined competitor, or is not terminated for cause.

When a Partner resigns, retires from the Company to join, or provide services to, a defined competitor, or is terminated for cause, unvested PGSU awards will be forfeited and restrictions on Restricted Shares will lapse in three tranches (50% on termination or retirement and 25% on each of the first and second anniversary of termination or retirement).

The key characteristics of the Legacy PGSU awards are included in Schedule D of this Circular.

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2020 Long-Term Company Scorecard

Following the completion of the Merger in 2019, Barrick reviewed the design of the Long-Term Company Scorecard, including the performance measures selected, to ensure alignment with the Company’s long-term strategy. The review process included an assessment of the evolution of Barrick’s strategy and whether the current performance measures continue to be robust measures of success, as well as a review of additional enhancements based on shareholder feedback and how our peers define and measure success. Key changes to our 2020 Long-Term Company Scorecard include:

•	The introduction of Relative TSR to support our ongoing commitment to shareholder value creation and to align evaluation metrics among the Named Partners and the Executive Chairman

•	A reinforced focus on the Company’s long-term dividend per share to support Barrick’s journey to becoming the world’s most valued gold mining business

•	The elimination of Strong Capital Structure as a measure in consideration of Barrick now having one of the strongest balance sheets in the gold industry

•

An increased weighting on ESG and License to Operate (25%) to reinforce the belief that our ability to operate successfully is acutely dependent on our ability to deliver long-term value to all our stakeholders and to proactively manage our impact on the wider environment

To enable the evaluation of a longer term trend in our financial performance and specifically our performance trajectory under the leadership of our President and Chief Executive Officer since the completion of the Merger, certain financial measures, including Relative TSR, Positive Free Cash Flow per Share, and Robust Dividend per Share, will be evaluated on a multi-year lookback basis. For 2020, a two-year lookback performance period will apply. A three-year performance period will be phased in for these financial measures with full effect from 2021.

The Long-Term Company Scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2020 PGSU awards, as well as a description of why each performance measure is important to Barrick.

Scorecard Metrics	Long-Term Performance Basis	Performance Horizon	Weighting	Why we selected the metric

Relative TSR	50th percentile to 75th percentile of the constituent companies in the MSCI World Metals & Mining Index	3 years (2 years for 2020)	15%	To measure our ability to outperform our peers and to deliver sustainable returns to our fellow owners

Positive Free Cash Flow per Share(1)	Deliver positive free cash flow per share	3 years (2 years for 2020)	15%	To measure our ability to deliver industry-leading margins and generate cash that may be returned to shareholders or further invested in the business to deliver industry-leading margins

Robust Dividend per Share(2)	Payout ratio of 25% - 35% of adjusted net earnings	3 years (2 years for 2020)	10%	To evaluate our ability to create and consistently deliver excess returns to our fellow owners

Capital Project Execution(3)	Major projects deliver benefits as planned, in addition to delivery on time and on budget	1 year and historical trending	10%	To evaluate our ability to deliver major capital projects to the planned cost and schedule established

Strategic Execution(4)	Achievement of key priorities and milestones tracked to advance the execution of our strategy	1 year and historical trending	15%

To assess our progress with achieving our goal of becoming the world’s most valued gold mining business, how we addressed critical issues facing the business, and whether important strategic milestones were met

ESG and License to Operate(5)	A new ESG Scorecard that tracks our performance against safety, social and economic development, human rights, environment, and compliance indicators	1 year and historical trending	25%	To assess the effectiveness of the governance of our sustainability framework and our environmental and social impact

Human Capital(6)	Achievement of key human capital priorities tracked to advance the evolution of our human capital strategy	1 year and historical trending	10%	To evaluate the degree to which we upgrade and develop our talent and the evolution of our human capital strategy

(1)

We expect our business to operate at margins that allow us to reinvest in those assets and deliver positive free cash flow through the commodity price cycle. Therefore, we will evaluate achievement based on realized free cash flow per share. Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Barrick Gold Corporation | 2020 Circular	49

(2)

Dividends will be based on Barrick’s annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account our dividend yield, and alternative uses of cash (e.g., share buybacks, debt repayment, re-investment, acquisitions, etc.) to ensure that there is a focus on delivering excess returns.

(3)

Capital project execution will be determined based on delivery of major capital projects to the planned cost and schedule established at the time of Board approval. The assessment will be performed on a project-by-project basis and will consider quantitative and qualitative dimensions, including achievement versus internal cost and performance schedule indices developed for each major capital project to assess the extent to which the major capital projects were completed within a targeted timeframe, operational parameters, and operating cost. The assessment will also consider whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, and our ability to deliver on the benefits planned for each major capital project.

(4)

Successful strategy execution will be qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; executing of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; the application of fit for purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution.

(5)

ESG and license to operate will be assessed based on quantitative and qualitative measures using a new scorecard designed to help embed ESG throughout the organization. The new scorecard, which will be disclosed in greater detail in the 2021 information circular, will include quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment, and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world.

(6)

Our human capital priorities are to support leadership development and strengthen team effectiveness by building effective, industry-leading processes for attracting, developing, and retaining an effective multicultural, multigenerational workforce that is agile, integrated, and able to deliver on our strategy. Human capital will be qualitatively assessed based on considerations, which include the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of our human capital strategy.

Restricted Share Units

Restricted Share Units (RSUs) may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion and/or long-term retention needs. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant), and are settled in After-Tax Shares unless otherwise determined by the Compensation Committee. RSUs are granted on a case-by-case basis.

In 2018, the RSU Plan was amended and renamed the Long-Term Incentive Plan. Among other things, the Long-Term Incentive Plan provides the Compensation Committee with the flexibility to grant LTI in the form of After-Tax Shares; however, previously granted RSUs continue to be subject to the RSU Plan. The key characteristics of unvested RSU awards are included in Schedule E of the Circular.

Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer

In February 2019, the President and Chief Executive Officer was awarded PGSUs (the 2019 CEO Grant) to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold mining business. At that time, the Senior Executive Vice-President, Chief Financial Officer was also awarded PGSUs (the 2019 CFO Grant).

Following discussions among the Compensation Committee, the independent directors of the Board, and the President and Chief Executive Officer and having regard to Mr. Bristow’s public commitment to continue in his role for at least five years following the Merger, it was mutually determined that the 2019 CEO Grant should be restructured to more closely align the vesting period and applicable holding conditions with the five-year service commitment period (the Commitment Period) and shareholder value creation over the same period. It was also agreed, following discussion with the Senior Executive Vice-President, Chief Financial Officer that the 2019 CFO Grant should be restructured in a manner consistent with the President and Chief Executive Officer.

Accordingly, on February 11, 2020, one-third of the 2019 CEO Grant was retained and two-thirds were restructured to be delivered and to vest over the remaining Commitment Period (the Restructured Retention Award). The restructuring for two-thirds of the award includes the delivery of the 2020 Grant and the provisional 2021 Grant, if approved, subject to continued employment, as described below.

For the President and Chief Executive Officer, on February 11, 2020, one-third of the original 2019 CEO Grant was replaced with a new grant of 97,670 RSUs with a grant date fair value equal to one-third of the original 2019 CEO Grant ($1,800,049). Similarly, the 2019 CFO Grant was restructured such that one-third of the 2019 CFO Grant was retained and on February 11, 2020, one-third of his original 2019 Grant was replaced with a new grant of 37,016 RSUs with a grant date fair value equal to one-third of the original 2019 CFO Grant ($682,208). The replacement RSU grants awarded on February 11, 2020 to the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer are collectively referred to as the 2020 Grants.

Subject to continued employment, the 2020 Grants will vest 33 months from the date of grant and upon vesting, the after-tax value will be used to purchase Barrick Shares that cannot be sold until the later of (a) the date Mr. Bristow or Mr. Shuttleworth, respectively, retires or leaves the Company, and (b) three years following the date of purchase. To ensure a sharp focus on long-term value creation and to align the value of the award with the overall shareholder experience, the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer will not actually receive value from the RSUs until the sale and transfer restrictions lapse.

50	Barrick Gold Corporation | 2020 Circular

In 2021 and subject to the continued employment of Messrs. Bristow and Shuttleworth, the Compensation Committee and the Board may, in their discretion, elect to grant Messrs. Bristow and Shuttleworth an additional award of RSUs with a grant date value equal to and not exceeding one-third of the original 2019 Grant (the 2021 Grant). This third installment is not guaranteed and, if awarded, will be subject to the same vesting and holding requirements as the 2020 Grants.

Previous Compensation Policies that Continue to Apply

We no longer grant stock options and deferred cash awards, including cash-settled RSUs for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards. None of the NEOs has outstanding stock options.

Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan

Upon completion of the Merger, Barrick assumed certain Randgold legacy Restricted Share Scheme (RSS) and Long-Term Incentive Plan (LTIP) awards that did not vest in connection with closing on January 1, 2019. These awards were exchanged for equivalent awards over Barrick Shares (calculated by reference to the applicable exchange ratio) and in accordance with the rules as applicable to each award. Legacy RSS and LTIP awards will continue to vest in accordance with their terms (the last performance cycle ends on December 31, 2020), following which the RSS and LTIP will be terminated.

No further awards may be issued under the Randgold legacy RSS and LTIP. At December 31, 2019, Messrs. Bristow and Shuttleworth were the only Named Partners who held unvested RSS and LTIP awards. The key characteristics of the unvested Randgold legacy RSS and LTIP awards for Messrs. Bristow and Shuttleworth are included in Schedules F and G of this Circular, respectively.

Other Executive Compensation Elements

Barrick Share Purchase Plan

The Barrick Share Purchase Plan (BSPP) allows our people to purchase Barrick Shares through payroll deduction and be rewarded for doing so by a matching Company purchase up to a value of $4,000 (Cdn $5,000) per year. The value of the matching Company purchase is reviewed annually and is subject to change from time to time. These matching Barrick Shares must be held for as long as an individual remains with the Company. Following the Merger, as part of the ongoing integration with Randgold, Barrick is reviewing the application of the BSPP in the Africa and Middle East Region.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan. See page 81 for a detailed description of the Executive Retirement Plans.

Other Benefits and Perquisites

We provide competitive benefits and perquisites to our people. Barrick’s group benefits package for individuals who work full-time includes health, dental, life, disability, and accidental death and dismemberment coverage. Our executives, including our NEOs, are also eligible for additional benefits and perquisites which generally include a leased vehicle or car allowance, parking benefits, financial counselling, and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, accidental death and dismemberment and long-term disability coverage, as well as ground and air transport.

Barrick is committed to ensuring that the best people are in the right positions throughout our global business. To facilitate this core commitment to retaining the best available talent regardless of borders, relocation support is provided to employees, including our executives, when they are relocated on hire or promotion.

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2019 Performance Considerations for Named Partners

2019 Long-Term Company Scorecard (for 2019 PGSU Awards)

PGSU awards granted in February 2020 in respect of 2019 were determined using the 2019 Long-Term Company Scorecard that was published in the 2019 information circular. The Compensation Committee determined the 2019 PGSU awards based on the following performance considerations:

Long-Term Performance Measure	Long-Term Performance Basis	Weighting	2019 Performance	Assessment	Outcome

Return on Invested Capital(1)	10% - 15%	15%	7.7%	0%	0%

Growth in Free Cash Flow per Share(2)	Deliver positive and growing Free Cash Flow per Share	15%	Free cash flow(2) of $1,132 million (1,778 million shares outstanding); $0.64 per share	67%	10%

Robust Dividend per Share(3)	25% - 35%	10%	Enhanced annualized dividend to $0.20 cents per share, a 25% increase; 39% of adjusted net earnings(4)	80%	8%

Strong Capital Structure(5)	Material improvements to balance sheet progressing towards an A grade credit rating	10%	Maintained strong Baa2 and BBB Moody’s and S&P ratings; strong balance sheet with debt net of cash position of $2.2 billion (a 47% reduction versus 2018) and less than $100M of outstanding public notes maturing before 2033	100%	10%

Capital Project Execution(6)	Final Investment Decision budget	10%	Capital expenditures at low end of 2019 guidance; all major capital growth projects on budget and on schedule	80%	8%

Strategic Execution(7)	Judgment	15%	Historic joint venture forged with Newmont Corporation; Acacia Mining plc integration; Kalgoorlie Consolidated Gold Mines asset disposition; divestiture of our non-operated 90% interest in Massawa project; Barrick now has six Tier One Gold Assets(8) and the potential for two more	100%	15%

Reputation and License to Operate(9)	Judgment	15%	No class 1 environmental incidents; LTIFR of 0.50 (above 2019 tolerance limit)	47%	7%

People Development(10)	Judgment	10%	Integration following the Merger and the formation of Nevada Gold Mines; expanded implementation of the human resources information system in the U.S.; accelerated people development programs; and advanced succession planning	90%	9%

2019 Long-Term Performance Outcome		100%			67%

(1)

ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking

52	Barrick Gold Corporation | 2020 Circular

consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, Plant and Equipment of the financial statements in our 2019 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(2)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(3)

Dividends to shareholders are based on the annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g., acquisitions, debt repayment, share buybacks, etc.) to ensure that there is a focus on delivering excess returns.

(4)

Adjusted net earnings is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(5)	Strong capital structure is determined based on material actions taken to improve Barrick’s balance sheet and investment grade rating as determined by major debt rating agencies.

(6)

Capital projects performance is determined based on delivery of approved projects at planned cost and schedule. The assessment will be quantitative and qualitative, because projects often span several years, and it is important to evaluate schedule and quality, in addition to cost. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, our realization of value for capital dollars spend through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost. All projects must meet a hurdle rate of 15%.

(7)

Successful strategy execution is qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted ROIC and strategic focus; execution of plans to grow free cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution. See footnote 1 for a description of ROIC. For a description of free cash flow, see footnote 2 and “Other Information – Use of Non-GAAP Financial Performance Measures – Free Cash Flow” on page 96 of this Circular.

(8)

Barrick’s investment criteria are: (i) with respect to Tier One Gold Assets, assets with a reserve potential greater than five million ounces of gold that will generate an IRR of at least 15%; and (ii) with respect to Tier Two Gold Assets, assets with a reserve potential of greater than three million ounces of gold that will generate an IRR of at least 20% (in each case, based on our long-term gold price assumptions).

(9)

Reputation and license to operate is qualitatively assessed based on considerations including our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(10)

Quality of people development is qualitatively assessed based on considerations which include the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of talent management processes.

Financial Performance Measures (60% weighting)

Return on Invested Capital(1) (15% weighting, assessment: 0%):

Barrick has made substantial progress in upgrading its portfolio of mines through a combination of the value enhancing deal in Nevada delivering on our commitments, driving improvements to operational profitability, divestment of assets that do not meet our investment filters, and disciplined capital execution. We continued to grow and invest in our portfolio of Tier One Gold Assets, Tier Two Gold Assets, and Strategic Assets, with an emphasis on organic growth. We gained an additional Tier One Gold Asset with the formation of Nevada Gold Mines, we progressed the study on expanding our Pueblo Viejo plant to maintain the production level required for Tier One Gold Asset status, and we progressed the negotiations to extend the Special Mining Lease for the Porgera mine in Papua New Guinea, which has the potential to become a Tier One Gold Asset. Furthermore, we continued to divest non-core assets that do not meet our strategic filters for investment, which culminated in the disposition of our non-operated 50% interest in Kalgoorlie Consolidated Gold Mines in November 2019 and an agreement for the sale of the Massawa project in Senegal in December 2019, which collectively generated sales proceeds of approximately $1.2 billion. These actions will produce higher ROIC(1) over time, but we have not yet achieved our long-term performance range of 10% – 15% ROIC(1). ROIC(1) for 2019 was 7.7%. As a result, there is no payout on this metric.

(1)

ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, Plant and Equipment of the financial statements in our 2019 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Barrick Gold Corporation | 2020 Circular	53

Growth in Free Cash Flow per Share(2) (15% weighting, assessment: 67%):

We believe that to be the most valued gold mining company, we must deliver positive free cash flow across the gold price cycle and must self-fund our growth opportunities. In 2019, we generated $2,833 million in operating cash flow and $1,132 million in free cash flow(2) (1,777,926,611 shares outstanding). This represents a significant increase in free cash flow(2) generation over 2018 ($365 million in free cash flow and 1,167,846,910 shares outstanding), primarily due to higher sales volume as a result of the Merger and the formation of Nevada Gold Mines combined with higher margins. The increase in our free cash flow(2) enabled us to return more capital to shareholders in 2019, with a 25% increase in our dividend on an annualized basis. In consideration of the above, the payout for this metric is 67%.

Robust Dividend per Share (10% weighting, assessment: 80%):

Barrick places a high priority on returning to shareholders a meaningful portion of our cash margin through dividends. The delivery of a robust dividend per share is consistent with the Company’s stated financial and operating objectives and in line with the commitment to shareholder returns made when the Merger was announced on September 24, 2018. In 2019, following the Merger, we evaluated our dividend strategy and increased our dividend from four cents per share for the first quarter of 2019 to five cents per share for the third quarter of 2019 and to seven cents per share for the fourth quarter of 2019, reflecting Barrick’s profitability and financial strength. Our annualized dividend in respect of 2019 of 20 cents per share was 39% of adjusted net earnings which exceeded our long-term performance range of 25% - 35% of adjusted net earnings. Recognizing that the long-term sustainability of our increased dividend will depend on the successful execution of our strategy, the payout for this metric is 80%.

Strong Capital Structure (10% weighting, assessment: 100%):

When the Long-Term Company Scorecard was introduced in 2014, Barrick committed to materially strengthening the Company’s balance sheet. Since 2014, Barrick has taken significant steps to improve its liquidity through ongoing portfolio optimization and debt reduction to increase financial flexibility. As at December 31, 2014, Barrick’s debt net of cash was $10.4 billion. In 2019, debt net of cash was reduced by a further $1.9 billion to $2.2 billion (a 79% reduction versus 2014 and the lowest level since 2007) and the maturity date on the Company’s undrawn $3.0 billion credit facility was extended to 2025. Barrick’s strong balance sheet will be further supported by the continuation of its asset disposition program in 2020. Current investment grade ratings of Baa2 and BBB from Moody’s Investors Service and S&P Global Ratings, respectively, are reflective of Barrick’s financial discipline and solid delivery against the aspirational goal set five years ago. Therefore, the payout for this metric is 100%.

Capital Project Execution (10% weighting, assessment: 80%):

Executing major capital projects effectively is critical to Barrick’s long-term success, especially to achieve Barrick’s ambitious capital return targets. We therefore set a very high, and absolute, performance standard requiring all major capital projects to achieve the cost and schedule estimates presented at the time of Board approval (Final Investment Decision) and more importantly that the projects deliver what the investment was intended to do. Following the completion of the Merger, we installed geological, operational, and technical abilities across our three geographical regions to build our mineral resources management capacity across the group to improve our orebody knowledge and to better support our planning, including drilling and conversion of resources to reserves to support our focus on organic growth. Total attributable capital expenditures for 2019 were $1,701 million compared to $1,400 million in 2018. The higher capital expenditures of $301 million were primarily due to an increase in mine site sustaining capital expenditures as a result of the Merger and the consolidation impact of Nevada Gold Mines. Although capital expenditures were higher in 2019 than in 2018, they were at the low end of the guidance range. All major capital growth projects remain on schedule and budget. The payout for this metric is therefore 80%.

Non-Financial Performance Measures (40% weighting)

Strategic Execution (15% weighting, assessment: 100%):

Successful strategy execution is qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our strategic focus on Tier One Gold Assets; successfully integrating the operations to maximize value creation; execution of plans to deliver positive free cash flow per share and growth over the long-term; leveraging innovation and technology to drive industry-leading efficiencies; maintaining a license to operate throughout the life of the mines, including by addressing critical issues facing the business through demonstrable action; and meeting important milestones for strategy execution. Our strategic initiatives for 2019 were to focus on asset quality, operational excellence, and sustainable profitability, and we have made significant progress on each of these strategic initiatives in 2019. Following our Merger on January 1, 2019, we have transformed the new company while creating the world’s largest gold mining complex in Nevada in a transaction that had been unsuccessfully pursued for two decades. The formation of Nevada Gold Mines enabled us to drive free

(2)

Free cash flow and adjusted net earnings are non-GAAP financial performance measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

54	Barrick Gold Corporation | 2020 Circular

cash flow through synergies without issuing additional shares. The Acacia Mining plc minority buyout enabled us to settle that company’s long-running dispute with the Tanzanian government and to integrate its assets into our operations. We have also progressed our $1.5 billion asset disposition program with the disposal of our stakes in the Kalgoorlie Consolidated Gold Mines in Australia and the Massawa project in Senegal. The payout for this metric is therefore 100%.

Reputation and License to Operate (15% weighting, assessment: 47%):

Our license to operate depends on the combined strength of our safety performance, compliance record (environmental, human rights, anti-corruption, etc.), and stakeholder relations. Shortcomings, even when due to rare events, can have a significant effect on our stakeholders and business. We therefore set a high absolute standard and evaluate consistency and improvement over time. In 2019, there were no fatalities or high-impact environmental incidents at any of our sites. We recycled more than 70% of the water we used and we made significant progress in curbing our carbon emissions, phasing in solar power at Loulo-Gounkoto, converting the power plant at Pueblo Viejo to natural gas and commencing construction of a power line to link Veladero to grid power. We also developed and implemented biodiversity action plans at our priority sites and we are on track to roll out these plans across the group by 2021. In most jurisdictions, strong government and community relations translated into a stable operating environment for the Company. We resolved the legacy disputes with the Government of Tanzania with the signing of a framework agreement that heralds a new partnership. We also made significant progress in resolving tax-related issues in Mali to pave the way for further investment in the country. Our investment in community development projects exceeded $23 million for the year and our sustainability progress is being recognized externally. We were named to the Dow Jones Sustainability World Index for the twelfth consecutive year, which further evidences this recognition.

Despite our notable progress towards achieving our sustainability vision, we nonetheless fell short of the challenging safety standard we had set the for year, with a total recordable long-term injury frequency rate of 0.50 which was above our tolerance limit. Our safety performance in 2019 demonstrates that we still have work to do to achieve our commitment to a zero-harm work environment with a safety culture based on personal responsibility and international best practice. Recognizing that we still have work to do, the payout for this metric is therefore 47%.

People Development (10% weighting, assessment: 90%):

Following our transformational Merger on January 1, 2019, we implemented a flat, operationally focused, and agile management structure capable not only of executing complex, industry-leading corporate transactions, but also of running our operations efficiently while pursuing new growth opportunities. We have a strengthened management team led by one of the world’s most respected and successful chief executive officers. We also refocused the global business with three regions led by separate regional leadership teams and rationalized the corporate office in Toronto, in line with our strategy of moving people, skills, and decision-making out of the corporate office and into the operations. We filled a number of strategic roles with best-in-class people, including the Group Sustainability Executive, the Executive General Manager of Nevada Gold Mines, the appointment of mineral resource management expertise to each of the regional leadership teams, the Deputy General Counsel and filling leadership roles internally for Nevada Gold Mines and for the integration with Acacia Mining plc’s operations, to support our strategic priorities. We expanded the implementation of a cloud-based human resource information system in the United States, following the formation of Nevada Gold Mines to accelerate our integration efforts. We continued to offer executive and management development programs at leading universities, scholarship and mentorship opportunities to young professionals through rotational training, and internship programs for college graduates to develop the next generation of leaders and to advance our broader succession planning efforts. We are also promoting a culture of inclusion across the organization to reinforce the commitment to our high performance ethos at every level. Recognizing the significant progress achieved since the Merger to establish a solid foundation for Barrick’s continued growth, the payout for this metric is 90%.

2019 Annual Performance Incentive Considerations for our Named Partners

The 2019 API award for the President and Chief Executive Officer was determined based on the Executive Chairman’s review of his accomplishments against the API Scorecard, with input from the Lead Director. The 2019 API awards for our other Named Partners were determined based on the President and Chief Executive Officer’s review of their accomplishments against their respective API scorecards.

The API Scorecards for our Named Partners were published in the 2019 information circular, which included the short-term priorities and initiatives related to Asset Quality (renamed as Strategic Initiatives to align with the prospective disclosure of our 2020 API Scorecards), Operational Excellence, and Sustainable Profitability.

Barrick Gold Corporation | 2020 Circular	55

President and Chief Executive Officer

Mr. Mark Bristow was appointed President and Chief Executive Officer of Barrick on January 1, 2019. On the Executive Chairman’s recommendation and the Compensation Committee’s advice, and in consideration of Mr. Bristow’s exceptional contributions during 2019 to advance our strategic priorities, including the integration of Barrick and Randgold, the value delivered to shareholders since the completion of the Merger, the notable enhancement in our annual dividend, and his solid versus the initiatives that were set for him at the beginning of the year, the independent directors of the Board determined that an API award based on an API Scorecard result of 100% and an API of $5,400,000 was appropriate. The considerations of the Compensation Committee and the independent directors of the Board are summarized in the table below.

The President and Chief Executive Officer’s 2019 Initiatives
Strategic Initiatives

•       Deliver on Barrick’s 2019 business plan

•       Right-size general and administrative expenses and settle organization structures

•       Review and integrate the leadership teams of Barrick and Randgold following the Merger

•       Develop ore body knowledge

•       Pursue new opportunities with a focus on consolidating Nevada

•       Review assets to optimize or divest and develop a solution for outstanding issues impacting Acacia Mining plc

•       Integration and change management to simplify processes and systems

•       Stabilize and develop social license

•       Review all joint venture Board structures, agreements, and contracts

Operational Excellence

•       Facilitate strategic and team effectiveness workshops at all core operations

•       Streamline the corporate and operational structure to ensure it is fit for purpose

•       Drive ESG and sustainability as a “most valued” business objective

•       Invest in automation technologies and real-time data integration capabilities to deliver industry-leading mining efficiencies

•       Drive employee engagement across the Company by identifying training development needs and managing Barrick’s talent pipeline

•       Further strengthen Barrick’s reputation and presence around the world

Sustainable Profitability

•       Deliver a five-year business plan and Life of Mine Plan based on a long-term gold price of $1,200 per ounce

•       Develop a sustainable business strategy with a focus on best people, best assets to deliver long-term value for all stakeholders

•       Refocus the business planning based on optimized orebody models

2019 Accomplishments
Strategic Initiatives

✓   Delivered at the top end of the gold production guidance range and bottom end of cost guidance range and exceeded copper production guidance

✓   Rationalized the corporate office and reduced general and administrative expenses

✓   Integrated the Barrick and Randgold teams, created three regional executive leadership structures in a fit for purpose corporate structure

✓   Rationalized and re-energized the Group’s legal division

✓   Completed the historic Nevada Gold Mines joint venture transaction and delivered on synergies

✓   Engaged in ongoing negotiations to secure the Special Mining Lease in Papua New Guinea for Porgera

✓   Initiated Barrick’s $1.5 billion asset disposition program, including the disposal of non-operated 50% interest in Kalgoorlie Consolidated Gold Mines in November 2019 and an agreement for the disposal of a 90% interest in the Massawa Project, which collectively generated sales proceeds of approximately $1.2 billion

✓   Acquired minority interest in Acacia Mining plc

✓   Re-established brownfield and greenfield exploration teams across the key regions

Operational Excellence

✓   Secured Board support for and rolled out the Group corporate strategy to operations

✓   Installed new management across operations and rationalized operational structures and reporting

✓   Introduced integrated planning platforms based on orebody and grade control models

✓   Re-integrated automation and digital programs back into operations with a clear strategy to deliver efficiency improvements

✓   Led the development and implementation of a Group sustainability and ESG strategy to retain and, in some cases, rebuild Barrick’s license to operate

✓   Advanced Barrick’s succession planning efforts by combining top talent from Barrick and Randgold, rationalized the Partnership Plan, and launched business management and executive development programs for the Company’s top talent

Sustainable Profitability

✓   Produced a five-year plan for the Group and each region, based on life of mine plans

✓   Reduced debt net of cash and increased liquidity

✓   Moved ownership of developing and maintaining rolling business and mine plans to the operations

✓   As at December 31, 2019, achieved a 78% increase in our share price on the NYSE since the announcement of the Merger and outperformance versus broader market indices in Canada and the U.S. over the last five years

✓   Increased annual dividend from 12 cents per share to a new annualized target of 28 cents per share

✓   Maintained Barrick’s listing on the Dow Jones Sustainability Index for the twelfth consecutive year

56	Barrick Gold Corporation | 2020 Circular

Five-Year Reported and Realized Pay Comparison for the President and Chief Executive Officer

Reported Pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized Pay is the compensation actually received by the President and Chief Executive Officer during the year, including base salary, API earned and all other compensation, as reported in the Summary Compensation Table. Additionally, it includes the value of LTI awards that vested during the year and for which there are no post-vesting holding restrictions, as reported in the “Value Vested or Earned During the Year” table for each respective year.

The graph (expressed in thousands of dollars) compares the compensation reported for our President and Chief Executive Officer in the “Summary Compensation Table” with the compensation that he actually received in 2019. Only one year of comparison is shown as the President and Chief Executive Officer was appointed on January 1, 2019.

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the Summary Compensation Table, our President and Chief Executive Officer will not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the overall shareholder experience over the long-term. The value of the LTI awards reported in the “Summary Compensation Table” therefore represents a future compensation opportunity, rather than an in-year compensation value.

In 2019, the compensation that our President and Chief Executive Officer actually received (Realized Pay) included his base salary, API award paid in cash, and benefits and perquisites as incurred. Realized Pay was 55% less than the Reported Pay in the “Summary Compensation Table”. To ensure a sharp focus on long-term value creation and to align the value of the LTI awards with the overall shareholder experience, the President and Chief Executive Officer has not realized any value from the PGSU awards that were granted but have not yet vested. These PGSU awards, upon vesting, are subject to further sale and transfer restrictions and no value will be realized until these sale and transfer restrictions lapse.

Barrick Gold Corporation | 2020 Circular	57

Senior Executive Vice-President, Chief Financial Officer

Mr. Graham Shuttleworth was appointed Senior Executive Vice-President and Chief Financial Officer on January 1, 2019. In determining Mr. Shuttleworth’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Shuttleworth’s contributions in advancing our 2019 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 78% was appropriate and awarded Mr. Shuttleworth an API of $1,717,531. The Compensation Committee’s considerations are summarized in the table below.

The Senior Executive Vice-President, Chief Financial Officer’s 2019 Initiatives
Strategic Initiatives

•       Progress value realization opportunities by providing tax planning, financial modelling, and accounting support to assist with the evaluation of strategic transactions and the ongoing optimization of Barrick’s asset portfolio, including the investment evaluation process for organic growth and exploration opportunities, the disposal of non-core assets, and planning for closure properties

•       Maximize value creation from Nevada Gold Mines and capture the identified synergies by integrating the business operations, including teams, systems, planning, and risk management processes across the portfolio of operating assets

•       Maximize the long-term value of the strategic copper business through ongoing optimization and rationalization to enhance asset value

Operational Excellence

•       Drive cost reduction by streamlining and reviewing the supply chain, including the sourcing strategy for global commodities, ensuring the procurement model to benefits from economies of scale, and optimizing working capital through inventory management

•       Enhance Barrick’s balance sheet through analysis and execution of liability management opportunities to reduce overall leverage and interest expense

•       Lead the review, rationalization, and integration of the finance and information technology teams to improve business agility, upgrade capabilities, reduce costs, and promote an ownership mindset

•       Drive the integration of the legacy Barrick and Randgold enterprise-level information technology systems, and leverage technological advances in enterprise resource planning and enterprise performance management systems to unify communications, enable data sharing, and improve operational efficiency

•       Review the management of capital projects, aligning Group processes, and implement appropriate systems to control expenditure Implement appropriate systems and controls to monitor, report, and analyze community grievances, whistleblowing, and other feedback to improve the Group’s overall performance

Sustainable Profitability

•       Review capital allocation decisions and growth options, as well as closure strategies to ensure that future work is appropriately and cost efficiently planned, measured, and/or implemented

•       Identify risks that inhibit our license to operate successfully (including climate change and cybersecurity) and design and monitor appropriate controls to mitigate such risks

•       Lead the review of legacy tax issues and address these by working constructively with host country tax authorities

2019 Accomplishments
Strategic Initiatives

✓   Significant portfolio optimization achieved over the course of 2019 including the formation of Nevada Gold Mines using a tax efficient structure, acquisition of minority interest in Acacia Mining plc, resolution of all outstanding disputes with the Government of Tanzania and integration of Tanzania assets under Barrick management, tax efficient divestiture of Kalgoorlie Consolidated Gold Mines and our 90% interest in the Massawa project, identifying the roadmap for other assets to move to Tier One and Tier Two status, and moving Lagunas Norte, Morila, and Golden Sunlight into care and maintenance

✓   Captured synergies at Nevada Gold Mines by rapidly integrating teams and deploying integrated planning as illustrated by the achievement of the joint venture’s 2019 cost guidance, inclusive of the synergies identified

✓   Improved operating performance at Lumwana and Pueblo Viejo through cost reductions and project optimization and reversals of $1.8 billion of past impairments

Operational Excellence

✓   Further strengthened our balance sheet by extending our $3 billion credit facility while lowering fees, and overseeing a 47% reduction in debt net of cash, including repurchasing $248 million of debt (2020 Notes) in July 2019, bringing Barrick’s total debt reduction over the past six-and-a-half years to over $10 billion

✓   Accelerated the consolidation of the Barrick, Randgold, and Newmont legacy networks and enterprise information technology systems to unify communications, enable data sharing and cross organizational application access, and drive operational efficiency and cost reduction

✓   Standardized and streamlined the financial planning and reporting processes, as well as internal financing mechanisms and Barrick’s legal entities, to reduce complexity, remove tax inefficiencies, increase agility in decision making, and drive cost reduction

✓   Rationalized the finance function and the information technology team to further reinforce an ownership mindset and reduce costs

✓   Implemented new enterprise risk management governance model across the Group to support further embedding of risk management and oversight across the organization, including new risk criteria and associated policies and reporting requirements

✓   Developed a roadmap and commenced work to rollout to an upgraded Enterprise Resource Planning system across the Group by 2021, starting with Nevada Gold Mines in 2020

✓   Restructured and created a fit for purpose cybersecurity function and implemented an integrated cybersecurity program to facilitate ongoing defenses and compliance in an evolving risk area

✓   Drove a 50% reduction in general and administrative expenses relative to 2018 guidance of $275 million through integration and rationalization efforts, including right-sizing of the finance and information technology teams

✓   Reduced mine operating supplies by more than $180 million representing a 22% decrease over the prior year

Sustainable Profitability

✓   Achieved in excess of $1 billion in free cash flow(1) for 2019, an increase of 210% on 2018

✓   Evaluated Barrick’s dividend strategy and enhanced our annualized dividend from 16 cents per share for 2018 to a new annualized dividend target of 28 cents per share, following the increases in our quarterly dividend during 2019 from four cents per share for the first quarter of 2019, to five cents for the third quarter of 2019, and to seven cents per share for the fourth quarter of 2019, reflecting Barrick’s profitability and financial strength following the Merger

✓   Significantly reduced key tax risks around the world through cooperative engagement with our host countries, including in Tanzania, Mali, Zambia, Chile, Peru, Papua New Guinea and the United States

✓   Significantly reduced closure liabilities across the Group

(1)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

58	Barrick Gold Corporation | 2020 Circular

Senior Executive Vice-President, Strategic Matters

Mr. Kevin Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Thomson’s contributions in advancing our 2019 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 70% was appropriate and awarded Mr. Thomson an API of $1,574,647. The Compensation Committee’s considerations are summarized in the table below.

The Senior Executive Vice-President, Strategic Matters’ 2019 Initiatives
Strategic Initiatives

•  Complete corporate and legal integration of the Merger

•  Develop a strategy for the disposal of assets, rationalize associated corporate structures, and advance the sale process with the aim of raising $1.5 billion

•  Drive the consolidation of Nevada and deliver Nevada Gold Mines

•  Sell Kalgoorlie Consolidated Gold Mines

•  Bring to account the Massawa project in a value-creating deal

•  Drive the strategic oversight of the Special Mining Lease negotiations at Porgera

•  Rationalize the corporate investment portfolio and monetize non-strategic investments

•  Drive the Acacia Mining plc minority buyout

•  Find and evaluate value creation opportunities

•  Maintain Barrick’s position as a value business in the mining industry

Operational Excellence

•  Develop a revised business development strategy by integrating the Group technical and financial expertise

•  Oversee the rationalization and design of Group legal and compliance functions

•  Provide strategic oversight to litigation and risk

Sustainable Profitability	• Develop a clear long-term strategy for China, including supply chain optimization opportunities
2019 Accomplishments
Strategic Initiatives

✓   Successful Barrick-Randgold Merger and resolution of all related legal and commercial issues

✓   Drove the announced bid for Newmont and the negotiation and closing of the historical Nevada Gold Mines joint venture transaction

✓   Drove the process that led to the successful sale of Kalgoorlie Consolidated Gold Mines

✓   Drove the process that led to the execution of multi-party agreements providing the combination of the Massawa project in Senegal with Teranga’s Sabadala mine in Senegal

✓   Sold Barrick’s investment in Royal Roads Minerals Limited

✓   Disposed of other non-core assets, including our metallurgical services business, AuTec, our legacy assets in Russia, Acacia Mining plc’s exploration assets in Burkina Faso, and assets in Papua New Guinea, and divested and optioned dormant closure sites in Canada and the U.S. to various counterparties

✓   Drove efforts to capture value from the $5.8 billion damages award granted to Barrick and Antofagasta against the Government of Pakistan

✓   Successfully renegotiated Barrick’s investment agreements with Midas Gold

✓   Concluded the Acacia minorities buyout

✓   Progressed Porgera Special Mining Lease negotiations

✓   Provided strategic oversight regarding various litigation matters in Canada, the U.S., and elsewhere

✓   Provided oversight and guidance regarding various risk management initiatives

✓   Reviewed and prioritized external growth options in support of Barrick’s growth strategy

Operational Excellence

✓   Provided strategic guidance and counsel to the President and Chief Executive Officer and the executive leadership team in a busy year, without any material negative incidents

✓   Facilitated the appointment of the Group General Counsel and Deputy General Counsel

✓   Streamlined Group corporate governance practices and disclosure

✓   Provided guidance to Barrick’s Corporate Secretary regarding various governance and disclosure issues throughout the year

Sustainable Profitability	✓ Advanced key initiatives with Chinese counterparties ✓ Played a key role in the delivery of the Group’s 2019 strategic and operational objectives

Barrick Gold Corporation | 2020 Circular	59

Chief Operating Officer, Latin America and Asia Pacific

Mr. Mark Hill was the Chief Investment Officer on September 12, 2016 and held that position until December 31, 2018. Following the Merger, on January 1, 2019, Mr. Hill was appointed Chief Operating Officer, Latin America and Asia Pacific. In determining Mr. Hill’s API award for 2019, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Hill’s contributions in advancing our 2019 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 72% was appropriate and awarded Mr. Hill an API of $1,464,998. The Compensation Committee’s considerations are summarized in the table below.

The Chief Operating Officer, Latin America and Asia Pacific’s 2019 Initiatives
Strategic Initiatives

•  Deliver on Barrick’s 2019 business plan for the Latin America and Asia Pacific region

•  Identify risks and liabilities, and design strategies to capitalize on opportunities

•  Lead the strategic review and team effectiveness workshops across the region

•  Build a flat and agile organizational structure

•  Review the Latin America and Asia Pacific asset portfolio to support the disposal of non-core assets and place underperforming assets into care and maintenance to maximize value realization and free cash flow(1)

Operational Excellence

•  Restructure operational teams and ensure team effectiveness

•  Rationalize operational and corporate structure across the region

•  Review Barrick’s legal entities in Latin America and Asia Pacific and simplify the corporate structure to reduce holding costs and better align with the operating businesses

•  Right-size the team and upgrade team capabilities with a focus on mineral resource management

•  Transition Lagunas Norte and Pierina into care and maintenance to reduce cost

•  Identify automation opportunities across the region to improve efficiencies and drive cost reductions

•  Develop and implement capital improvement plans to optimize spend and accelerate project completion

•  Manage and improve environmental and safety performance across all mine sites

Sustainable Profitability

•  Engage with host governments to secure Barrick’s license to operate across the region and to address legacy tax issues

•  Ensure ESG and sustainability are operational imperatives

•  Develop and implement plans to lower the holding costs at Pascua-Lama and liabilities for closure properties in the region

•  Progress expansion studies at Pueblo Viejo to support the long-term potential of this asset

•  Expand the Life of Mine plan for Veladero and Porgera by funding exploration and infrastructure expansion and investing in plant, stripping, and equipment

•  Increase cash flow from operations

2019 Accomplishments
Strategic Initiatives

✓   Achieved gold and copper production at the top end of production guidance and at the bottom end of cost guidance

✓   Continued uninterrupted operations at Porgera in Papua New Guinea following the expiry of the Special Mining Lease in August 2019 and directed negotiations with the aim to extend the Special Mining Lease

✓   Expanded resources at Veladero in 2019 to extend the Life of Mine to ten years and initiated grid power and leach pad expansion projects to drive down the cost structure and extend the life of the asset

✓   Supported the disposal of Barrick’s 50% interest in Kalgoorlie Consolidated Gold Mines in November 2019

✓   Completed a desktop study and updated the closure plan for Pascua-Lama to resolve the geology gaps identified and reduce the closure liability

✓   Placed Lagunas Norte on care and maintenance, suspended disposal plans for the Peruvian operations, and reviewed the closure plans resulted in a reduction of closure liabilities

✓   Started a large-scale project to identify assets with the potential to become Tier One Gold Assets in the Latin America and Asia Pacific region

Operational Excellence

✓   Replaced and restructured management teams to align with Group strategic plan

✓   Established mineral resource managers and process across all Latin America and Asia Pacific sites, resulting in increased orebody knowledge and increased mine life

✓   Reduced the headcount in the regional offices by approximately 50%

✓   Reviewed all major contracts in the region and strengthened partnerships with key contractors resulting in significant cost reductions

✓   Actively managed inventory and reduced holding costs by 26%

✓   Recorded no fatalities or class 1 environmental incidents recorded in the Latin America and Asia Pacific region and achieved ISO 14001 certification for all sites in the region

✓   Secured support from the Dominican Republic government for the expansion of the Pueblo Viejo mine and associated infrastructure, as well as approval from the San Juan province for the expansion of the leach pad at Veladero

✓   Delivered a business plan to support the Porgera Special Mining Lease extension applications

Sustainable Profitability

✓   Addressed outstanding issues impacting license to operate at Veladero

✓   Ensured all permitting in place for ongoing operations across the regions

✓   Reduced general and administrative expenses by more than 50% in the Latin America and Asia Pacific region through rationalization

✓   Delivered a 5-year plan for the Latin America and Asia Pacific region

✓   Reduced holding costs and business complexity by simplifying the legal entities in the region

✓   Reduced holding costs by approximately 35% for Pascua-Lama and assembled a dedicated team to update our geological understanding of the orebody in 2020

(1)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

60	Barrick Gold Corporation | 2020 Circular

2019 Compensation of the Executive Chairman

At the last annual meeting, following the merger of Barrick and Randgold and Barrick’s transition to a more traditional management structure, we committed to redesigning the compensation framework for our Executive Chairman for 2019 to ensure that his compensation is commensurate with his ongoing involvement and contribution to Barrick.

Since then, the Compensation Committee undertook an extensive review of the executive compensation philosophy and programs, including for the Executive Chairman, to ensure that they continue to be aligned with the strategic goals and interests of our shareholders. The Lead Director and the Chair of the Compensation Committee have also consulted extensively with a number of our largest shareholders to obtain feedback on a number of enhancements and modifications which were developed in keeping with our core principles of simplicity, transparency, pay for performance and shareholder alignment.

Balancing these priorities and feedback from our shareholders, the Board of Directors approved, on the recommendation of the Compensation Committee, a new approach to LTI delivery for the Executive Chairman in 2019. The new approach incorporates two important changes in response to the feedback we received from our shareholders which are set out in two simple framework elements.

The compensation framework for 2019 recognizes that in 2019 our Executive Chairman transitioned to his core responsibilities of guiding Barrick’s business decisions on a macro level, and ensuring Board commitment to, and oversight of, management’s execution of the transactions and initiatives that furthered those objectives.

In 2020, to further align the Executive Chairman’s compensation with the shareholder experience, the Executive Chairman’s LTI award will be measured entirely against Barrick’s TSR performance. Accordingly, there are no annual initiatives being disclosed for 2020 in this Circular.

As a result of the compensation framework redesign, the 2019 total compensation for our Executive Chairman is materially lower than 2018.

Barrick Gold Corporation | 2020 Circular	61

Overview of the New and Simplified LTI Approach for the Executive Chairman

The redesigned framework ties the value of the Executive Chairman’s LTI award to the experience of long-term shareholders, and links the ultimate compensation value to long-term shareholder value creation. This redesigned LTI approach which includes a capped incentive opportunity, a performance-based LTI value determined at grant, and market-leading holding requirements, is consistent with our approach to compensation for Named Partners.

LTI opportunity is capped at 175% of salary

In 2019, the Compensation Committee, in consultation with its independent compensation consultant, Willis Towers Watson, reviewed 25th percentile, median and 75th percentile top executive pay from our Global Peer Group and the broader market, including companies with both Chief Executive Officer and Executive Chairman roles.

The Compensation Committee considered several factors to determine the appropriate LTI opportunity for the Executive Chairman, including the return to his core responsibilities of guiding Barrick’s business decisions on a macro level, the value of his individual contributions, and benchmarking data, without placing specific emphasis on any one factor.

Balancing these considerations, the Executive Chairman’s 2019 LTI opportunity was capped at 175% of base salary or $4.38M, a level that is materially lower than 2018 per the commitment we made to our shareholders last year. The maximum LTI opportunity is reviewed annually to ensure that it remains commensurate with the Executive Chairman’s role and contribution to Barrick.

LTI award is determined based on 3-year relative and absolute TSR performance versus the MSCI Index

The value of LTI delivered to the Executive Chairman is determined by Barrick’s 3-year relative and absolute TSR performance versus the MSCI Index. We set the highest performance standards and therefore LTI is only awarded if Barrick both outperforms the median TSR of the MSCI Index and delivers positive total shareholder returns over a 3-year performance period. We believe that the satisfaction of both of these requirements reflects the long-term nature of Barrick’s business model and investment horizon. Above median performance is incrementally rewarded using a straight-line vesting schedule to promote a shared experience between our Executive Chairman and our fellow owners. LTI awards are not guaranteed.

Highlights of how relative and absolute TSR will drive the Executive Chairman’s LTI:

✓   No LTI is awarded if Barrick’s relative TSR performance is below the median of the MSCI Index.

✓   Full vesting is only achieved if Barrick’s relative TSR significantly outperforms the median TSR of MSCI Index constituents (i.e., at 75th percentile or greater).

✓   LTI awards are capped at 50% of maximum if Barrick outperforms the median TSR of the MSCI Index constituents, but does not deliver positive TSR over the same 3-year performance period.

For 2019 only, 25% of the Executive Chairman’s LTI award was based on an evaluation of the annual strategic initiatives that were prospectively disclosed for the Executive Chairman in our 2019 Circular. The balance of the Executive Chairman’s LTI award (75%) is tied to relative TSR as described above. See the next page for the results of our assessment for the 2019 performance year.

In 2020, 100% of the Executive Chairman’s LTI award will be tied to relative TSR.

62	Barrick Gold Corporation | 2020 Circular

At least 60% of the LTI award is delivered in After-Tax Shares that are subject to market-leading holding requirements and clawback

Ensuring that the Executive Chairman’s compensation continues to be structured to maintain a strong focus on creating sustainable, long-term shareholder value was another priority throughout the redesign process for the framework. A majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares. These After-Tax Shares cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the Executive Chairman retires or leaves the Company. Holding restrictions will continue to apply to all Barrick Shares awarded to our Executive Chairman as LTI, even though our Executive Chairman has already exceeded his share ownership requirement. These holding requirements, which apply through the commodity price cycle and potentially into retirement, result in required ownership that far exceeds the long-term compensation holding requirements of our peers. In our view, these long-term holding requirements, combined with our Executive Chairman’s already significant share ownership position, encourages our Executive Chairman to take a long-term view and to deliver sustainable value for our fellow owners.

Assessment of the Executive Chairman’s 2019 Performance

The Compensation Committee applied the new Performance and Compensation Framework consisting of a 75% weighting for relative TSR and a 25% weighting for annual initiatives to determine the Executive Chairman’s 2019 incentive compensation award. Because 25% of the Executive Chairman’s LTI award is tied to his performance relative to his 2019 annual initiatives as disclosed in our 2019 Circular, the Executive Chairman’s performance was evaluated following the first year of the Merger by the Corporate Governance & Nominating Committee in consultation with the Lead Director and Compensation Committee based on this new framework.

In 2019, Barrick’s share price on the NYSE increased by 37.3%. Barrick’s 3-year TSR performance scored in the 56th percentile against the constituents of the MSCI World Metals & Mining Index, which is above the median of the MSCI Index. Applying the relative TSR vesting curve (which provides for straight-line vesting for above-median performance), the Compensation Committee determined a 43% vesting outcome for 75% of the Executive Chairman’s LTI opportunity which is tied to relative TSR.

In addition, the Executive Chairman successfully delivered against the annual initiatives we set out for him in our 2019 Circular.

In 2019, Barrick continued its strategy of delivering sustainable growth by reinforcing the focus on discerning portfolio management, disciplined capital allocation and investments. This focus continues the ethos embedded in the Company through the Executive Chairman’s execution of key initiatives following his appointment in 2014, including the restructuring of the Company’s balance sheet achieved through a series of non-core asset sales and more than $10 billion of debt repayment, together with a commitment to operational excellence across the Company. Throughout 2019, the Executive Chairman worked with the President and Chief Executive Officer to maintain that keen focus by guiding business decisions on a macro level and ensuring Board commitment to, and oversight of, management’s execution of the transactions and initiatives that furthered those objectives, including the historic joint venture forged with Newmont Corporation in Nevada to create the world’s largest gold mining complex, the privatization and re-integration of Acacia Mining plc assets in Africa, the sale of Barrick’s 50% interest in the Kalgoorlie Consolidated Gold Mines in Australia and the disposal of Barrick’s interest in the Massawa project in Senegal.

In addition, in 2019 under the Executive Chairman’s leadership the Company continued its commitment to maintaining strong and constructive relationships with shareholders and other key stakeholders, including host governments. The Executive Chairman’s efforts over the last three-year period were instrumental in facilitating the historic agreement with the Government of Tanzania to create Twiga Minerals and the Executive Chairman has played a continuing strategic role in the ongoing discussions with the Government of Papua New Guinea in connection with the mining lease renewal by Barrick’s Porgera joint venture.

Following his proactive recruitment of our new President and Chief Executive Officer through the Merger, the Executive Chairman continued to support Barrick’s distinctive ownership culture and decentralized management structure as the President and Chief Executive Officer took over day-to-day operations and implemented our flat management structure through the establishment of regionally-focused leadership teams in each of the geographies where Barrick operates.

Also in 2019, the Executive Chairman focused on the effective and efficient functioning of the streamlined Board of the merged entity as well as on the Board’s three reconstituted standing committees. Following the tragic passing of María Ignacia Benítez shortly before the 2019 Circular was filed, the Executive Chairman assisted the Corporate Governance & Nominating Committee with the rigorous search and selection process which led to the appointment of Ms. Loreto Silva in August 2019. In furtherance of Barrick’s goal to increase Board diversity, the Executive Chairman also played an integral role in our ongoing search for a second highly qualified female director who is expected to be an African with the appropriate experience to bring an independent view as well as an understanding of doing business in Africa to the Board.

The specific assessment of the Executive Chairman’s performance highlights against his annual initiatives and financial initiatives disclosed in our 2019 Circular, are summarized below.

Barrick Gold Corporation | 2020 Circular	63

STRATEGIC GOALS	25%

2019 Initiatives as Disclosed in 2019 Circular and Performance Highlights	Achieved?

a)   Provide leadership and oversight for the effective functioning of the Board, paying particular attention to diversity

•   In conjunction with the Merger, oversaw the streamlining of the Board and the reconstitution of three standing committees to enhance dialogue and promote accountability

•   Following the untimely passing of Marĺa Ignacia Benitez shortly before the publication of the 2019 information circular, oversaw the addition of a qualified female candidate to our Board, and the ongoing search for an additional female director:

¡   Appointment to the Board of Ms. Loreto Silva, a Chilean citizen, who brings to the Board significant knowledge of large-scale infrastructure projects and wide-ranging experience in legal and government affairs with a specific focus in South America; and

¡   Integrally involved in the recruitment of an additional female director with experience in Africa

✓

b)   Serve as a voice of owners by maintaining strong, constructive, and ongoing relationships with existing and future investors and strategic partners, including host governments

•   Principal liaison with Barrick’s International Advisory Board, working to deepen relationships with host governments and potential strategic partners

•   As part of the historic agreement with the Government of Tanzania finalized in 2019, oversaw the Company’s commitment to partner with the University of Dar es Salaam through a 10-year funding commitment of up to $10 million for training and skills development in the mining industry and to fund up to $40 million to upgrade the road between the Bulyanhulu Mine and the city of Mwanza as well as construction of a housing compound and related infrastructure

✓

c)   Work with the Board and the President and Chief Executive Officer to develop strategies for the Company’s future growth by reinforcing the focus on discerning portfolio management, acquisitions, joint ventures, asset dispositions, disciplined capital allocation, and investments

•   In consultation with the Board, increased our quarterly dividend during 2019 from four cents per share for the first quarter of 2019, to five cents per share for the third quarter of 2019, and to seven cents per share for the fourth quarter of 2019, reflecting Barrick’s profitability and financial strength

•   Provided strategic direction on the formation of Nevada Gold Mines with Newmont Corporation, providing Barrick with control of the world’s largest gold producing complex, and is realizing the synergies we committed to delivering

•   Provided macro strategic advice in connection with management’s execution of Barrick’s 2019 asset disposal program for non-core assets, including the divestiture of Barrick’s 50% interest in Kalgoorlie Consolidated Gold Mines and the sale by Barrick and its Senegalese partner of their aggregate 90% interest in the Massawa Project, which collectively generated sales proceeds to Barrick of approximately $1.2 billion

✓

d)   Work with the President and Chief Executive Officer to advance the resolution of outstanding issues with governments and complex projects

•   Oversaw intensive efforts to advance the resolution of legacy challenges with the Government of Tanzania, which involved the minority buyout of Acacia Mining plc and the formation of Twiga Minerals Corporation, heralding a new partnership between Barrick and the Government of Tanzania

•   Provided high level strategic counsel regarding ongoing discussions with the Government of Papua New Guinea in connection with the renewal of the Porgera Special Mining Lease

✓

e)   Build and manage stakeholder relationships and strategic alliances, including and especially with China

•   Provided ongoing leadership with respect to relationships with key stakeholders in China, including Zijin Mining and senior government leaders

✓

f)  Drive Board oversight of talent and succession planning, including further integrating our partnership and ownership culture throughout the organization

•   Working with the President and Chief Executive Officer, updated and amended our cornerstone PGSU Plan to ensure continued reinforcement of our distinctive ownership culture throughout the organization

¡   Accelerated share ownership through a phased vesting schedule which provides faster access to awards earned

¡   Provide ability to sell Restricted Shares that are in excess of our share ownership requirements allowing our people financial flexibility while maintaining market-leading share ownership requirements

¡   Oversaw the President and Chief Executive Officer’s continued implementation of a decentralized management model through the regional leadership structure

✓

Overall Assessment of Contribution	Achieved

64	Barrick Gold Corporation | 2020 Circular

Relative and Absolute TSR	75%

Application of the relative TSR vesting curve

The Compensation Committee noted that Barrick’s 3-year TSR performance from January 1, 2016 to December 31, 2019 was positioned at the 56th percentile of the constituents of the MSCI Index, which qualifies for vesting at 43% of maximum based on the vesting curve. The Compensation Committee also noted that Barrick delivered an absolute TSR of 20% over the same period, which was considered to be a positive indication of long-term shareholder value creation. Balancing these considerations, the Compensation Committee determined that a 43% award was warranted for the TSR-based portion of the Executive Chairman’s LTI award.

3-year Relative TSR performance	56th percentile
3-year Absolute TSR performance	+20%
TSR vesting outcome based on the vesting curve	43%

2019 LTI Award for the Executive Chairman

2019 Annual Initiatives		Relative and Absolute TSR		57.25% of Maximum LTI Award		Maximum LTI Opportunity of 175% of salary		2019 LTI Award of $2,504,688
(25%)	+	(75%)	=		X		=
Achieved		43% vesting

60% of the after-tax proceeds were used to purchase 59,280 Barrick Shares on the open market and the remainder was paid in cash, in recognition of the Executive Chairman’s continued commitment to deep, long-term ownership in the Company.

The Executive Chairman’s LTI award was not accrued to the Executive Retirement Plan.

2019 Total Compensation for the Executive Chairman

$5,551,655

Barrick Gold Corporation | 2020 Circular	65

Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs and the approval of major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Executive Chairman and the President and Chief Executive Officer based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates the collective performance of Partnership Plan participants by using the Long-Term Company Scorecard at the end of each year;

•

Provides recommendations to the Board regarding compensation for the Executive Chairman based on an assessment of his performance for the year by the Corporate Governance & Nominating Committee, in consultation with the Lead Director, at the end of each year;

•

Provides recommendations to the Board regarding compensation for the President and Chief Executive Officer based on an assessment of his performance for the year by the Executive Chairman, in consultation with the Lead Director, at the end of each year;

•

Reviews and approves the compensation of our Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and other senior officers, other than the President and Chief Executive Officer, based on their respective individual API Scorecard evaluations and other relevant factors provided by the President and Chief Executive Officer at the end of each year;

•	Considers feedback from shareholders with respect to Barrick’s overall compensation strategy;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices; and

•	Reviews the remuneration of the directors from time to time to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

For a description of the Compensation Committee’s key activities and accomplishments in 2019, see the discussion under “Committees of the Board – Compensation Committee” on page 37.

Composition of the Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Compensation Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•

Mr. Coleman is the Chair of the Compensation Committee. He has extensive experience as a member of the compensation committee of the board of directors of Papa John’s International, Inc. and was the Chairman of the board of directors of Randgold prior to the Merger. He is Group Head of Banking and a Global Partner of Rothschild & Co. He is also the Chairman of Rothschild Bank International and serves on a number of other boards and committees of the Rothschild & Co Group. As such, he draws from his extensive boardroom leadership, management, financial, and international business experience to provide relevant compensation and governance-related insights.

•

Mr. Cisneros has extensive experience as the owner and Chairman of Cisneros, a large privately-held conglomerate. As well, Mr. Cisneros is the Chairman of Barrick’s Corporate Governance & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

•

Mr. Greenspun has extensive experience as the Chairman and Chief Executive Officer of Greenspun Media Group. As well, Mr. Greenspun is a member of Barrick’s Corporate Governance & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

66	Barrick Gold Corporation | 2020 Circular

•

Mr. Harvey has held a number of positions with CONSOL Energy Inc., including Chairman Emeritus, Chairman, and Chief Executive Officer. As such, he draws from his previous committee leadership experience and his management experience to provide relevant compensation and governance-related insights. Mr. Harvey is the Chairman of the Audit & Risk Committee, which assists in consideration of the issues that are relevant to both committee mandates. In addition, Mr. Harvey is the Lead Director of Barrick’s Board of Directors and served as Chair of Barrick’s Compensation Committee prior to its reconstitution on January 1, 2019.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background necessary to carry out the Compensation Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. In May 2016, the Compensation Committee appointed Pay Governance as its independent compensation consultant and on March 1, 2019, the Compensation Committee appointed Willis Towers Watson as its new independent consultant to review and advise the Compensation Committee on compensation and governance trends, provide input on specific issues related to director and executive compensation programs, and provide market compensation benchmark data. The Compensation Committee has reviewed Willis Towers Watson’s protocols and is satisfied that the appropriate safeguards are in place to ensure the objectivity and independence of Willis Towers Watson’s consulting advice.

In 2019, Willis Towers Watson undertook a review of Barrick’s director compensation arrangements and executive compensation philosophy, including the compensation peer group and incentive plans. Willis Towers Watson also provided executive compensation benchmarking data and completed a compensation risk assessment for Barrick’s executive compensation programs, which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

In 2018, Pay Governance provided independent benchmarking advice and data relating to the compensation of the Executive Chairman and completed a Compensation Risk Assessment for Barrick’s executive compensation programs. In 2019, Pay Governance provided benchmarking data relating to the compensation of the Executive Chairman and completed pay-for-performance simulations for management.

The chart below summarizes the fees paid to Willis Towers Watson and Pay Governance in 2019 and 2018 for services provided to the Compensation Committee.

	Executive Compensation-Related Fees provided to the Compensation Committee		All Other Fees for services provided to management
	2019	2018	2019	2018
Willis Towers Watson(1)	$159,669 (100%)	Nil (Nil)	Nil (Nil)	Nil (Nil)

Pay Governance(2)	Nil (Nil)	$173,131 (100%)	$113,740 (100%)	Nil (Nil)
(1)

Willis Towers Watson’s consulting fees are paid pursuant to a fixed-fee retainer for consulting services provided to the Compensation Committee between March 1, 2019 and March 31, 2020. Accordingly, the value reported for 2019 reflects a prorated value of the retainer for Willis Towers Watson’s consulting support from March 1, 2019 to December 31, 2019. Willis Towers Watson’s consulting fees are in Canadian dollars and have been converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average exchange rates reported by the Bank of Canada are: 2019 – 1.3269; and 2018 – 1.2957.

(2)

Pay Governance’s consulting fees are paid in U.S. dollars. All Other Fees for service provided to management include benchmarking data related to the compensation of the Executive Chairman and pay-for-performance simulations.

The Compensation Committee reviews and approves all fees and terms of consulting services provided by independent compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by the organization of the independent compensation consultants to ensure that the independence of such consultants is not compromised.

Barrick Gold Corporation | 2020 Circular	67

Compensation Peer Group and Benchmarking

Given the transformational nature of the Merger and the resulting change in the size, scope, and complexity of the business, the Compensation Committee completed a comprehensive review of the mining peer group in early 2019. Barrick is one of the largest gold mining companies in the world and there are no other Canadian publicly-traded gold mining companies that are similar in size, scope, and complexity. As the competitive positioning of executive compensation is assessed using our peer group, the review therefore highlighted that peers should be considered from a broader universe of global companies that takes into account Barrick’s existing operational footprint and to attract and retain the best people in the industry. The Compensation Committee selected peers from a broad universe of global companies based on the revised criteria below:

Our 2019 Global Peer Group is comprised of twenty global companies that operate in the mining industry (70%) and broader extractive industries (30%). Goldcorp Inc. was removed from the Global Peer Group due to its acquisition by Newmont Corporation in 2019.

Each year, the Compensation Committee evaluates and, if appropriate, updates the composition of the Global Peer Group. In completing this annual review, the Compensation Committee considers:

•	The Global Peer Group’s long-term alignment to the peer selection criteria;

•	Feedback received from shareholders on its composition; and

•	Gold and mining companies that are subject to similar long-term commodity cycle and price pressures.

Changes to the Global Peer Group are carefully considered and generally made infrequently to allow for consistency and comparability of market data from year to year. The 20 Global Peer Group companies are shown below.

Composition	Company	Country	Primary Industry

Global Mining Companies (70%)	Agnico Eagle Mines Limited	Canada	Gold
	Anglo American plc	United Kingdom	Diversified Metals & Mining
	Anglo Gold Ashanti Ltd.	South Africa	Gold
	Antofagasta plc (New)	United Kingdom	Copper
	BHP Group (New)	Australia	Diversified Metals & Mining
	First Quantum Minerals Ltd.	Canada	Copper
	Freeport McMoran Copper & Gold Inc.	United States	Copper
	Kinross Gold Corporation	Canada	Gold
	Newcrest Mining Limited	Australia	Gold
	Newmont Corporation	United States	Gold
	Rio Tinto Ltd.	United Kingdom	Diversified Metals & Mining
	South32 Limited (New)	Australia	Diversified Metals & Mining
	Teck Resources Limited	Canada	Diversified Metals & Mining
	Wheaton Precious Metals Corp. (New)	Canada	Silver

Global Extractive Non-Mining Companies (30%)	Anadarko Petroleum Corporation (New)	United States	Oil & Gas Exploration and Production
	Apache Corporation (New)	United States	Oil & Gas Exploration and Production
	Canadian Natural Resources Ltd. (New)	Canada	Oil & Gas Exploration and Production
	Hess Corporation (New)	United States	Oil & Gas Exploration and Production
	Marathon Oil Corporation (New)	United States	Oil & Gas Exploration and Production
	Suncor Energy Ltd. (New)	Canada	Integrated Oil & Gas

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Compensation Benchmarking

Overall, we position our total compensation opportunities between the median and 75th percentile of the Global Peer Group. Total compensation awarded may be higher or lower than the median to 75th percentile range to reflect performance. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance.

In 2019, the Compensation Committee reviewed benchmarking data for the Executive Committee, including our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and the regional Chief Operating Officers and the Executive Chairman. The benchmarking data was referenced alongside other considerations, including the scope, responsibilities, and accountability of our Executive Committee and Executive Chairman, which at times may be broader than their respective job titles indicate. When determining executive compensation levels, the Compensation Committee also considered shareholder and governance views, the overall economic climate and business environment, retention needs, experience and potential for future advancement. Additionally, the Committee considered Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the overall shareholder experience. TSR performance is reviewed annually against the Global Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Global Peer Group as Barrick Shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

Managing Compensation Risks

We regularly monitor the risks associated with our executive compensation plans, programs, policies, and decisions. In 2019, the Compensation Committee was presented with the results of a comprehensive compensation risk assessment conducted by Willis Towers Watson, which confirmed that Barrick has strong incentive governance practices and an executive compensation structure that is well-balanced. The assessment also confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our directors and management are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our Named Partners	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain industry-leading minimum share ownership requirements for our Named Partners	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓	We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

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Enhanced Clawback Policy

Barrick has adopted an Incentive Compensation Recoupment Policy (Clawback Policy) that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act. Under the Clawback Policy, we may recoup certain incentive compensation paid to our Executive Chairman, Named Partners, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our Executive Chairman, Named Partners, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

The Clawback Policy now also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty, or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred. A copy of our Clawback Policy is available on our website at www.barrick.com/about/governance.

NEO Share Ownership Requirements

Our partnership culture requires that our Executive Chairman and Partners be owners; we expect them to have a high degree of financial and emotional ownership in the Company. Share ownership is a core attribute of our culture and something that all of our Partners embrace.

Reflecting this philosophy, Barrick has implemented share ownership requirements for the Executive Chairman (four times salary) and our Named Partners, including the President and Chief Executive Officer (ten times salary), Senior Executive Vice-President, Chief Financial Officer (five times salary), Senior Executive Vice-President, Strategic Matters (five times salary), and Chief Operating Officer, Latin America and Asia Pacific (five times salary). The share ownership requirements extend to other Partners, including Senior Vice-Presidents, Vice-Presidents, Executive Directors, and General Managers. All Partners have the later of five years from the date they become a Partner and February 2025 to meet the share ownership requirements. Barrick Shares held by our Executive Chairman and Partners, Barrick Shares purchased through Barrick’s BSPP, Barrick Shares held in trust and nominee accounts (including vested share-based awards from Randgold legacy plans that were granted prior to the Merger), unvested RSUs, and unvested PGSUs are counted towards satisfying share ownership requirements. Stock options and Randgold legacy RSS awards and LTIP awards that have not yet vested based on performance do not count towards these requirements.

The share ownership requirement for the Executive Chairman is evaluated annually on December 31. The share ownership requirement for our Partners is evaluated at least once per year on December 31 and may also be evaluated following the annual LTI granting cycle in February, after the end of the most recently completed financial year.

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In the table below, share ownership has been evaluated as at year-end of December 31, 2019 and March 2, 2020 to take into consideration the long-term incentive grants that were made to our Named Partners in February 2020 for their 2019 performance. The Executive Chairman and all Named Partners have met their share ownership requirements as at December 31, 2019 and March 2, 2020.

2019 Requirement			Actual Share Ownership Details for NEOs(1)

Name and Principal Position	Multiple of Salary(2)	Date	Value of Barrick Shares (# Barrick Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of DSUs (# DSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
John L. Thornton Executive Chairman(3)	4x	December 31,	$96,946,850	Nil	Nil	$21,732	$96,968,582	38.8x
		2019	(5,215,000)	(Nil)	(Nil)	(1,169)	(5,216,169)
		March 2, 2020	$103,569,900	Nil	Nil	$23,216	$103,593,116	41.4x
			(5,215,000)	(Nil)	(Nil)	(1,169)	(5,216,169)
D. Mark Bristow President and Chief Executive Officer(4)	10x	December 31,	$102,740,628	$2,477,099	Nil	Nil	$105,217,727	58.5x
		2019	(5,526,661)	(133,249)	(Nil)	(Nil)	(5,659,910)
		March 2, 2020	$109,759,487	$9,933,714	$1,939,726	Nil	$121,632,927	67.6x
			(5,526,661)	(500,187)	(97,670)	(Nil)	(6,124,518)
Graham P. Shuttleworth Senior Executive Vice-	5x	December 31,	$11,299,783	$938,807	Nil	Nil	$12,238,590	16.3x
		2019	(607,842)	(50,501)	(Nil)	(Nil)	(658,343)
President and Chief		March 2,	$12,071,742	$1,002,950	$735,138	Nil	$13,809,830	18.4x
Financial Officer(5)		2020	(607,842)	(50,501)	(37,016)	(Nil)	(695,359)
Kevin J. Thomson Senior Executive Vice- President, Strategic Matters(6)	5x	December 31,	$2,892,585	$4,821,856	Nil	Nil	$7,714,441	10.3x
		2019	(155,599)	(259,379)	(Nil)	(Nil)	(414,978)
		March 2, 2020	$3,092,520	$7,939,114	Nil	Nil	$11,031,634	14.7x
			(155,716)	(399,754)	(Nil)	(Nil)	(555,470)
Mark F. Hill Chief Operating Officer, Latin America and Asia Pacific	5x	December 31,	$751,352	$3,927,918	$934,017	Nil	$5,613,288	8.3x
		2019	(40,471)	(211,292)	(50,243)	(Nil)	(301,952)
		March 2,	$805,025	$6,488,679	$997,826	Nil	$8,291,530	12.3x
		2020	(40,535)	(326,721)	(50,243)	(Nil)	(417,499)

(1)	The value of Barrick Shares, PGSUs, RSUs, and DSUs is based on the closing price of Barrick Shares on the NYSE on December 31, 2019 ($18.59) and March 2, 2020 ($19.86).

(2)

For the purposes of determining the share ownership requirements as at December 31, 2019, the 2019 pre-tax base salary has been used for Messrs. Thornton ($2,500,000); Bristow ($1,800,000); Shuttleworth ($750,000); Thomson ($750,000); and Hill (Cdn $900,000). For Mr. Hill, his 2019 annual base salary was converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (1.3269). For the purposes of determining the share ownership requirements as at March 2, 2020, the 2020 pre-tax base salary has been used for Messrs. Thornton ($2,500,000); Bristow ($1,800,000); Shuttleworth ($750,000); Thomson ($750,000); and Hill (Cdn $900,000). For Mr. Hill, his 2020 annual base salary was converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange on March 2, 2020 (1.3356).

(3)

As at March 2, 2020, Mr. Thornton owns 4,200,219 Barrick Shares directly, 59,970 Barrick Shares indirectly through a Rollover IRA, and 500,000 Barrick Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,600 Barrick Shares held in the names of his wife and children. In addition, 214,211 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust. On March 18, 2020 and March 19, 2020, Mr. Thornton used 60% of his 2019 after-tax LTI award ($1,572,572) to purchase a total of 59,280 Barrick Shares. These Barrick Shares are subject to a holding period until the later of: (a) three years following the date of purchase; and (b) the date Mr. Thornton retires or leaves the Company. In late March 2020, due to personal portfolio considerations, Mr. Thornton sold a portion of the Barrick Shares that he purchased using his personal funds which were not subject to holding restrictions. The sales were completed during the permitted open period following the release of Barrick’s 2019 year-end results. Mr. Thornton confirmed that he would continue to retain and seek to build on what remains a meaningful equity stake in Barrick and that he looks forward to participating in the value created by the many exciting long-term growth opportunities being realized by Barrick’s strong management team.

(4)

As at March 2, 2020, Mr. Bristow owns 4,757,508 Barrick Shares directly. In addition, Mr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Mr. Bristow’s employment with Barrick. Mr. Bristow holds 77,500 Barrick Shares pursuant to the Randgold Annual Bonus Plan. These Barrick Shares are subject to a hold period ending on the earlier of: (a) January 1, 2021; and (b) the date on which his employment with Barrick terminates. Mr. Bristow holds 177,736 Barrick Shares pursuant to the Randgold Co-Investment Plan. These Barrick Shares are subject to a hold period ending on the earlier of: (a) January 1, 2021; and (b) the date on which his employment with Barrick terminates. Mr. Bristow holds 207,328 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares are subject to a hold period ending on the earlier of: (a) January 1, 2021; and (b) the date on which his employment with Barrick terminates. Mr. Bristow owns 500,187 PGSUs in total, 133,249 of which is in respect of the number of PGSUs held following the restructuring of his February 2019 PGSU grant, and 366,938 is in respect of the PGSUs granted on February 10, 2020 for his 2019 performance and contributions. The RSUs were granted on February 11, 2020 in connection with the restructuring of the President and Chief Executive Officer’s 2019 grant of PGSUs. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 50.

(5)

As at March 2, 2020, Mr. Shuttleworth holds 497,558 Barrick Shares directly. In addition, Mr. Shuttleworth holds 27,741 Barrick Shares pursuant to the Randgold Annual Bonus Plan. These Barrick Shares are subject to a hold period ending on the earlier of: (a) January 1, 2021; and (b) the date on which his employment with Barrick terminates. Mr. Shuttleworth holds 34,770 Barrick Shares pursuant to the Randgold Co-Investment Plan. These Barrick Shares are subject to a hold period ending on the earlier of: (a) January 1, 2021; and (b) the date on which his employment with Barrick terminates. Mr. Shuttleworth

Barrick Gold Corporation | 2020 Circular	71

holds 47,773 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares are subject to a hold period ending on the earlier of: (a) January 1, 2021; and (b) the date on which his employment with Barrick terminates. Mr. Shuttleworth owns 50,501 PGSUs in respect of the number of PGSUs held following the restructuring of his February 2019 PGSU grant. The RSUs were granted on February 11, 2020 in connection with the restructuring of the Senior Executive Vice-President, Chief Financial Officer’s 2019 grant of PGSUs. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 50. On March 4, 2020, Mr. Shuttleworth was granted 131,726 PGSUs for his 2019 performance and contributions upon receiving a tax ruling from Revenue Jersey.

(6)

As at March 2, 2020, Mr. Thomson held 155,716 Barrick Shares directly. At March 26, 2020, Mr. Thomson holds 75,843 Barrick Shares directly which, together with his PGSU holdings, is worth over 12 times his base salary.

(7)	As at March 2, 2020, Mr. Hill holds 40,535 Barrick Shares directly.

Shareholder Return Performance Graphs

The following graph compares the total cumulative shareholder return for Cdn $100 invested in Barrick Shares on the TSX at December 31, 2014 with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2014 to December 31, 2019

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2014	2015	2016	2017	2018	2019

Barrick (TSX:ABX)	$100	$82.92	$174.91	$149.03	$153.37	$202.42

S&P/TSX Composite Index	$100	$91.67	$111.00	$121.08	$110.32	$135.52

S&P/TSX Global Gold Index	$100	$89.87	$135.67	$137.50	$132.76	$187.60

72	Barrick Gold Corporation | 2020 Circular

The following graph compares the total cumulative shareholder return for US $100 invested in Barrick Shares on the NYSE at December 31, 2014 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2014 to December 31, 2019

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index, the PHLX Gold & Silver Sector (XAU) Index, and the MSCI World Metals & Mining Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2014	2015	2016	2017	2018	2019

Barrick (NYSE:GOLD)	$100	$69.60	$151.48	$138.15	$131.23	$181.70

S&P 500 Index	$100	$101.37	$113.49	$138.26	$132.19	$173.80

PHLX Gold & Silver Sector Index	$100	$66.58	$116.45	$126.67	$105.89	$161.89

MSCI World Metals & Mining Index	$100	$60.75	$95.27	$126.99	$108.26	$133.69

Barrick Gold Corporation | 2020 Circular	73

Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2014 to December 31, 2019

(1)

Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the Summary Compensation Table for the NEOs in such role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the information circular for the relevant year. Total 2018 compensation for all NEOs in 2019 was included to enable year-over-year comparability. For 2019, the total compensation for all NEOs were included and this information is disclosed in the “Summary Compensation Table” on page 76 of the Circular.

(2)	Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2014	2015	2016	2017	2018	2019

Barrick (TSX:ABX)	$100	$82.92	$174.91	$149.03	$153.37	$202.42

Barrick (NYSE:GOLD)	$100	$69.60	$151.48	$138.15	$131.23	$181.70

Five-Year Change in NEO Total Compensation

	2014	2015	2016	2017	2018	2019

NEO Total Compensation (Indexed to 2014 Compensation)	100.00 (Index Year)	53.23 -47%	86.55 -13%	79.43 -21%	95.97 -4%	132.69 33%

NEO Total Compensation (U.S. millions)	$29.73	$15.82	$25.73	$23.61	$28.53	$39.44

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance. The Committee also reviews NEO total compensation in the context of the overall shareholder experience, which includes an assessment of progress against the achievement of long-term strategic alternatives, using various metrics including TSR performance. Due to the long-term nature of the mining industry and the volatility of the gold price, the Committee takes a balanced view when assessing performance. Short-term performance delivered, including demonstrable actions taken to address critical issues facing the business, is considered alongside Barrick’s emphasis on sustainable profitability and long-term value creation.

74	Barrick Gold Corporation | 2020 Circular

We completed our transformational Merger on January 1, 2019 with a vision to become the world’s most valued gold mining business, by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners.

Driven by a proven management team committed to value creation, Barrick delivered on a year of solid execution against the commitments we outlined when the Merger was announced. We started 2019 with five Tier One Gold Assets and following the historic formation of Nevada Gold Mines, we now have six Tier One Gold Assets with the potential for two more as we advance organic growth opportunities across our portfolio. Our pursuit of owning only the best assets culminated in the sale of our 50% share in Kalgoorlie Consolidated Gold Mines as well as our interest in Massawa, highlighting the value creation role we continue to play from a consolidation of assets in the sector and our support of West African mining. This pursuit also led to the formation of Nevada Gold Mines, where we serve as the operator and champion in executing the significant synergies available for all stakeholders following decades of separate operations at Barrick and Newmont Corporation. The unequalled mineral endowment across our extensive land positions in Nevada Gold Mines provides a strong value foundation at Barrick in one of the world’s most prolific gold districts for decades to come.

In 2019, the integrated Barrick and Randgold management team refocused our global business to three geographical regions and rationalized our corporate office in Toronto. Together with an empowered regional structure and a dedicated mineral resource management team located at each operation, Barrick achieved 2019 gold production towards the top-end of guidance with copper production exceeding the top-end of its guidance. Our emphasis on cost reduction and decentralized operations led to supply chain savings, as well as a significant decrease in general and administrative expense despite the increase in the Barrick asset base following the Randgold merger. Discovery is fundamental to value creation and at Fourmile, we announced a new high-grade discovery that extended the strike length of the mineralized trend, while delineating further brownfields expansion potential across the portfolio, including at Carlin, Kibali, Loulo-Gounkoto, Hemlo, Veladero and Porgera. Core to our business is our clear track record in engaging with our host countries to earn our license to operate and deliver on our commitment to responsible mining, as well as ensuring regular transparent ESG reporting. After a long impasse, we finalized an agreement to settle all legacy disputes with the Government of Tanzania and introduced a new era of productive partnership for our local operations to be managed by Twiga Minerals Corporation.

Our 10-year production outlook supports the sustainable profitability of our operations. Reflecting our commitment to shareholder returns, we increased our annual dividend per share by 25%, from 16 cents in respect of 2018 to 20 cents in respect of 2019. Our debt repayments over the past six-and-a-half years total over $10 billion, including approximately $200 million in 2019. With more than 90% of the Company’s outstanding debt due after 2032, Barrick continues to have one of the strongest balance sheets in the industry. Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $3 billion un-drawn credit facility and a consolidated cash balance of approximately $3.3 billion as at December 31, 2019.

From 2014 to 2019, market gold prices increased from an average of $1,266 per ounce to an average of $1,393 per ounce, which is reflected in the increase of our share price on the TSX and NYSE over the same period. Since the announcement of our nil-premium Merger on September 24, 2018, our share price on the NYSE increased 78% up until the end of December 31, 2019. By comparison over the same period the share price of the Senior Gold Peers increased by an average of 56%, while the spot gold price increased by 26%.

Balancing the considerations above, the Compensation Committee awarded total compensation of $39.44 million for the 2019 NEOs. This reflects an increase of 39% from 2014 (compared to our five-year cumulative TSR of 102% and 82% on the TSX and NYSE, respectively), 4.4% of Barrick’s adjusted net earnings(1) of $902 million, and 0.2% of Barrick’s common shareholder equity of $21,432 million as at December 31, 2019.

(1)

Adjusted net earnings is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Barrick Gold Corporation | 2020 Circular	75

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2019, 2018, and 2017(1). Our 2019 NEOs are our President and Chief Executive Officer; Executive Chairman; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and Chief Operating Officer, Latin America and Asia Pacific. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	Long-Term Incentive Plans(4)	Pension Value(5)	All Other Compen- sation(6)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
John L. Thornton	2019	2,500,000	Nil	Nil	Nil	2,504,688	375,000	171,967	5,551,655
Executive Chairman(7)	2018	2,500,000	Nil	Nil	Nil	9,735,000	375,000	249,994	12,859,994
	2017	2,500,000	Nil	Nil	Nil	4,341,000	375,000	484,478	7,700,478
D. Mark Bristow	2019	1,800,000	9,036,049	Nil	5,400,000	Nil	1,080,000	52,689	17,368,738
President and Chief
Executive Officer(8)
Graham P. Shuttleworth	2019	750,000	3,398,394	Nil	1,717,531	Nil	370,130	29,408	6,265,463
Senior Executive Vice-
President and Chief
Financial Officer(9)
Kevin J. Thomson	2019	750,000	2,767,531	Nil	1,574,647	Nil	348,697	36,329	5,477,204
Senior Executive Vice-	2018	694,620	1,865,160	Nil	1,667,088	Nil	354,256	33,266	4,614,390
President, Strategic	2017	693,090	1,571,130	Nil	1,455,489	Nil	322,287	35,263	4,077,259
Matters(10)
Mark F. Hill	2019	678,240	2,275,722	Nil	1,464,998	Nil	321,486	39,787	4,780,233
Chief Operating Officer,	2018	668,893	1,695,600	Nil	1,833,797	Nil	375,404	46,173	4,619,866
Latin America and Asia	2017	539,070	1,901,800	Nil	1,132,047	Nil	250,668	36,795	3,860,380
Pacific(11)

(1)

All compensation is reported in U.S. dollars. Compensation for Messrs. Bristow and Thornton is paid in U.S. dollars. Compensation for Mr. Shuttleworth is paid in Pound sterling and converted to U.S. dollars for reporting purposes using the annual average exchange rate reported by the Bank of England (2019: 0.7834). Compensation for Messrs. Thomson and Hill is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the annual average exchange rate reported by the Bank of Canada for the relevant year (2019 – 1.3269; 2018 – 1.2957; and 2017 – 1.2986).

(2)

The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. For Mr. Bristow, PGSUs granted on February 10, 2020 were denominated in U.S. dollars. For Mr. Shuttleworth, PGSUs that were granted on March 4, 2020 upon receiving a tax ruling from Revenue Jersey were converted from Pound sterling to U.S. dollars at the Bank of England rate of exchange: i.e. March 3, 2020: 1.2819. For Messrs. Thomson and Hill, PGSUs granted on February 10, 2020 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 14, 2020: 1.3249. PGSUs granted on February 11, 2019 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange: i.e., February 8, 2019: 1.3270. PGSUs granted on February 13, 2018 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange: i.e., February 12, 2018: 1.2603. For RSUs granted October 24, 2017, the exchange rate used was the Bank of Canada daily average rate of exchange on the last trading day preceding the date of grant: i.e., October 23, 2017: 1.2644. Grant date fair value is determined by multiplying the number of PGSUs or RSUs, as applicable, by the closing share price of Barrick Shares on the TSX on the day preceding the grant date or, for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs is determined by the greater of the closing share price of Barrick Shares on the TSX on the first trading day following the expiration of the Blackout Period or the date preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

76	Barrick Gold Corporation | 2020 Circular

Grants of Share-Based Awards (2017 – 2019)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards
John L. Thornton	February 10, 2020	Nil	Nil
	February 11, 2019	Nil	Nil
	February 13, 2018	Nil	Nil
D. Mark Bristow	February 10, 2020	366,938	Nil
	February 11, 2019*	132,186	Nil
Graham P. Shuttleworth	March 4, 2020**	131,726	Nil
	February 11, 2019*	50,098	Nil
Kevin J. Thomson	February 10, 2020	140,375	Nil
	February 11, 2019	136,968	Nil
	February 13, 2018	118,492	Nil
Mark F. Hill	February 10, 2020	115,429	Nil
	February 11, 2019	124,516	Nil
	February 13, 2018	83,783	Nil
	October 24, 2017***	Nil	48,972
*	Restructured Retention Award (see page 50 for details)

**	PGSU grant upon receiving tax ruling from Revenue Jersey

***	Sign-on grant

Legacy PGSUs granted before January 1, 2020 vest 33 months from the date of grant and the after-tax value of Legacy PGSUs is used to purchase Barrick Shares in the open market, which Barrick Shares may not be sold until termination of employment. New PGSUs granted after January 1, 2020 vest in three equal tranches on the 12-month, 24-month, and 33-month anniversary of the date of grant. Barrick Shares acquired with the after-tax value of New PGSUs must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold. PGSUs are further described in “2019 Compensation of our Named Partners – Performance Granted Share Units (PGSUs)” beginning on page 47. The Restructured Retention Awards granted to Messrs. Bristow and Shuttleworth vest and become payable 33 months from the date of grant. Upon vesting, the after-tax value will be used to purchase Barrick Shares that are required to be held until the later of (a) the date the executive retires or leaves the Company, and (b) three years following the date of purchase. See page 50 for the terms and conditions applicable to this Restructured Retention Award. The 2017 RSUs granted to Mr. Hill as part of his hiring package vest and become payable 33 months from the date of grant. Additional RSUs are credited to reflect dividends paid on Barrick Shares. The RSUs are further described in Schedule E of this Circular.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)

The amounts shown reflect long-term incentive awards or the portion of API or short-term incentive (STI) awards that were paid to executives on the condition that they use the award to purchase After-Tax Shares which cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the executive retires or leaves the Company, as applicable. Additional restrictions may apply. The requirement to use all or a part of the API award to purchase Barrick Shares is determined annually at the discretion of the Compensation Committee. Long-term incentives included in this column reflect those that are awarded pursuant to the Executive Chairman LTI arrangement, as described in “2019 Compensation of Named Executive Officers – 2019 Compensation of the Executive Chairman”.

(5)

The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation (earned in 2019). Employer contributions to the Executive Retirement Plan with respect to the API award earned for the year ended December 31, 2019 are made in March of the following year. No above-market or preferential earnings are credited on any contributions. For Messrs. Thornton and Bristow, Executive Retirement Plan contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, Executive Retirement Plan contributions are made in Pound sterling and converted to U.S. dollars using the annual average exchange rate reported by the Bank of England. For Messrs. Thomson and Hill, Executive Retirement Plan contributions are made in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See “Executive Retirement Plans” on page 81 for further details.

(6)

The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as a leased vehicle or car allowance, financial counselling or tax preparation services, parking, executive medical benefits, scholarships for dependent children, ground and air transport, and other compensation not reported in any other column of the Summary Compensation Table, such as cash-based on-hire awards, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada or Bank of England annual average exchange rates, as applicable, for each applicable year. In 2019, Messrs. Thornton, Bristow, and Hill received benefits and perquisites in excess of Cdn $50,000. 2019 benefits and perquisite details, including those that represent more than 25% of the total value individually reportable, are as follows:

•

Mr. Thornton received $171,967 in benefits and perquisites, including medical insurance, life insurance, accidental death and dismemberment (AD&D) coverage and executive disability premiums of $150,500;

•

Mr. Bristow received $52,689 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $15,269, executive medical insurance coverage of $17,420, and a car allowance of $20,000;

•	Mr. Shuttleworth received $29,408 in benefits and perquisites, including a car allowance of $15,318;

•	Mr. Thomson received $36,329 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $9,456 and a car allowance of $15,072; and

•	Mr. Hill received $39,787 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $15,363 and a car allowance of $15,072.

(7)

Mr. Thornton was appointed Co-Chairman of the Board effective June 5, 2012 and was appointed Executive Chairman effective April 30, 2014. For 2017, Mr. Thornton received an LTI award equal to $4,341,000, conditional upon a significant majority of the after-tax value being used to purchase Barrick Shares on the open market that cannot be sold until the later of (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. Mr. Thornton used 61% of the 2017 after-tax cash award of $2,617,869 to purchase 136,636 After-Tax Shares on March 8, 2018. Mr. Thornton received incentive awards in recognition of his contributions to Barrick’s 2017 strategic priorities based on the initiatives we set out for him in our 2017 information circular, strong ROCE performance of 9.4%, and Barrick’s TSR performance over the preceding one year and three years. For 2018, Mr. Thornton received an LTI award equal to $9,735,000. Mr. Thornton received the LTI award primarily in recognition of his delivery against all the strategic initiatives set out for him in our 2018 information circular, leading Barrick’s progress with strengthening its pipeline and portfolio in 2018 and over the preceding three years, and his critical involvement with driving Barrick’s transformational Merger, which meaningfully advances many of Barrick’s strategic goals and enhances Barrick’s prospects to become the world’s most valuable gold mining business. In recognition of the Executive Chairman’s continued

Barrick Gold Corporation | 2020 Circular	77

commitment to deep, long-term ownership in the Company and his additional share purchase of 2,271,029 Barrick Shares following the announcement of the Merger worth $25.2 million at the time of purchase, 51% of his 2018 after-tax cash award of $5,976,862 was used to purchase 215,000 After-Tax Shares on March 25, 2019 on the open market. These After-Tax Shares cannot be sold until the later of (a) three years following the date of purchase, and (b) the date Mr. Thornton retires or leaves the Company. For 2019, Mr. Thornton received an LTI award equal to $2,504,688 pursuant to the new and simplified LTI approach for the Executive Chairman which recognizes the Executive Chairman’s delivery against all the strategic initiatives set out for him in our 2019 information circular and the long-term shareholder value created over the past three years as evidenced by Barrick’s above-median TSR performance positioned at the 56th percentile of the constituents of the MSCI Index. See pages 63 to 65 for a detailed assessment of the Executive Chairman’s 2019 performance. In recognition of the Executive Chairman’s continued commitment to deep, long-term ownership in the Company, On March 18, 2020 and March 19, 2020, Mr. Thornton used 60% of his 2019 after-tax LTI award of $1,572,572 to purchase a total of 59,280 After-Tax Shares on the open market. These After-Tax Shares cannot be sold until the later of (a) three years following the date of purchase, and (b) the date Mr. Thornton retires or leaves the Company. In late March 2020, due to personal portfolio considerations, Mr. Thornton sold a portion of the Barrick Shares that he purchased using his personal funds which were not subject to holding restrictions. The sales were completed during the permitted open period following the release of Barrick’s 2019 year-end results. Mr. Thornton confirmed that he would continue to retain and seek to build on what remains a meaningful equity stake in Barrick and that he looks forward to participating in the value created by the many exciting long-term growth opportunities being realized by Barrick’s strong management team.

(8)

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019. On February 11, 2019, in connection with the annual grant process, Mr. Bristow was awarded 396,558 PGSUs to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold mining business. Following discussions among the Compensation Committee, the independent directors of the Board, and Mr. Bristow, and having regard to his public commitment to continue in his role for at least five years from the Merger, it was mutually determined that this award should be restructured to more closely align the vesting period and the applicable holding conditions with the five-year service commitment period and shareholder value creation over the same period. As part of the restructuring of the award, one-third of the original award granted on February 11, 2019 was retained (132,186 PGSUs with a grant date fair value of $1,800,049). These PGSUs vest 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Bristow retires or leaves the Company, and (b) three years following the date of purchase. For details about the balance of the Restructured Retention Award, see page 50.

(9)

Mr. Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer of Barrick effective January 1, 2019. For 2019, Mr. Shuttleworth’s annual salary of £575,000 was redenominated to U.S. dollars ($750,000). He received a one-time currency adjustment payment of $16,013 in connection with the redenomination of his salary from Pound sterling to U.S. dollars. On February 11, 2019, in connection with the annual grant process, Mr. Shuttleworth was awarded 150,294 PGSUs to reflect his pivotal role in the Merger and the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold. Following discussions among the Compensation Committee and Mr. Shuttleworth, it was mutually determined that this award should be restructured in a manner consistent with the President and Chief Executive Officer. One-third of the original award granted on February 11, 2019 was retained (50,098 PGSUs with a grant date fair value of $682,208). These PGSUs vest 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Shuttleworth retires or leaves the Company, and (b) three years following the date of purchase. For details about the balance of the Restructured Retention Award, see page 50.

(10)

Mr. Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. For 2019, Mr. Thomson’s annual salary of Cdn $995,000 was redenominated to U.S. dollars ($750,000). He received a one-time currency adjustment payment of $168 in connection with the redenomination of his salary from Canadian dollars to U.S. dollars.

(11)

Mr. Hill was appointed Chief Investment Officer on September 12, 2016 and was appointed Chief Operating Officer, Latin America and Asia Pacific on January 1, 2019. Mr. Hill’s compensation for 2017 includes the second tranche of LTI granted on October 24, 2017 (Cdn $1,000,000 in RSUs) in consideration of the long-term entitlements he forfeited from his previous employer.

78	Barrick Gold Corporation | 2020 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2019

None of the NEOs have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2019(1)

The following table provides information for all share-based awards to NEOs outstanding as at December 31, 2019. None of the NEOs have outstanding stock options.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs, RSUs, RSS, LTIP)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs, RSUs, RSS, LTIP)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John L. Thornton

2/12/2013	Nil	Nil		Nil	Nil	Nil	$21,732
Total(4)	Nil			Nil	Nil	Nil	$21,732
D. Mark Bristow

3/23/2016	Nil	Nil		Nil	57,872	Nil	Nil

3/17/2017	Nil	Nil		Nil	129,086	Nil	Nil

5/15/2018	Nil	Nil		Nil	480,404	Nil	Nil

2/11/2019	Nil	Nil		Nil	399,747	$7,423,303	Nil
Total(5)	Nil			Nil	1,067,019	$7,423,303	Nil
Graham P. Shuttleworth

3/23/2016	Nil	Nil		Nil	13,175	Nil	Nil
3/17/2017	Nil	Nil		Nil	25,253	Nil	Nil
5/15/2018	Nil	Nil		Nil	116,364	Nil	Nil
2/11/2019	Nil	Nil		Nil	151,503	$2,813,404	Nil
Total(6)	Nil			Nil	306,295	$2,813,404	Nil
Kevin J. Thomson

2/13/2018	Nil	Nil		Nil	121,310	$2,252,728	–

2/11/2019	Nil	Nil		Nil	138,069	$2,563,950	–
Total(7)	Nil			Nil	259,380	$4,816,678	–
Mark F. Hill

10/24/2017	Nil	Nil		Nil	50,244	$933,023	–
2/13/2018	Nil	Nil		Nil	85,776	$1,592,853	–
2/11/2019	Nil	Nil		Nil	125,517	$2,330,857	–
Total(8)	Nil			Nil	261,537	$4,856,733	–

(1)

None of the NEOs have outstanding stock options. The amounts shown in the table above for each of the NEOs as at December 31, 2019 include: (i) the aggregate number of unvested PGSUs and RSUs and Randgold legacy RSS and LTIP awards, (ii) the aggregate number of vested DSUs that have not yet paid out, and (iii) the market value of such PGSUs, RSUs, RSS awards, LTIP awards, and DSUs based on the closing price of Barrick Shares on December 31, 2019. For RSS awards, LTIP awards, and DSUs, the closing share price of Barrick Shares is based on the NYSE as at December 31, 2019 ($18.59). For PGSUs and RSUs, the closing price of Barrick Shares is based on the TSX as at December 31, 2019 (Cdn $24.12), converted to U.S. dollars based on the December 31, 2019 Bank of Canada daily average rate of exchange (1.2988). The value realized upon vesting of a PGSU is equal to the closing share price of Barrick Shares on the TSX on the vesting date. The value realized upon vesting of a RSU is equal to the average closing share price of Barrick Shares on the TSX during the five trading days preceding the vesting date.

(2)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(3)

Legacy PGSUs granted prior to January 1, 2020 vest 33 months from the date of grant and upon vesting, the after-tax proceeds are used to purchase Restricted Shares that cannot be sold until the Named Partner retires or leaves the Company (up to two years longer if they leave to join, or provide services to, a defined competitor). RSUs vest 33 months from the date of grant. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of Barrick Shares on the TSX as at December 31, 2019 (Cdn $24.12). Market or payout value of the Randgold legacy RSS and LTIP awards that have not vested reflects the number of shares conditionally awarded that are expected to vest at the end of the respective performance periods, multiplied by the closing share price of Barrick Shares on the NYSE as at December 31, 2019 ($18.59). See Schedules F and G of this Circular for more details. Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of Barrick Shares on the NYSE as at December 31, 2019 ($18.59).

Barrick Gold Corporation | 2020 Circular	79

(4)

Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 110 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(5)

Mr. Bristow’s total outstanding share-based awards include 186,958 Randgold legacy RSS awards and 480,404 Randgold legacy LTIP awards. Mr. Bristow’s total outstanding share-based awards also include 396,558 PGSUs granted on February 11, 2019 and 3,189 PGSU dividend equivalents. Following discussions among the Compensation Committee, the independent directors of the Board and Mr. Bristow, and having regard to Mr. Bristow’s public commitment to continue in his role for at least five years from the Merger, it was mutually determined that the 2019 PGSU grant should be restructured to more closely align the vesting period and applicable holding conditions with the five-year service Commitment Period and shareholder value creation over the same period. Accordingly, one-third of the 2019 PGSU grant was retained and the remaining two thirds were restructured to be delivered and vest over the remaining Commitment Period. On February 11, 2020, one-third of the original 2019 grant was replaced with a grant of 97,670 RSUs with a grant date fair value equal to one-third of the 2019 PGSU grant. Subject to continued employment, this grant will vest 33 months from the date of grant and, upon vesting, the after-tax value will be used to purchase Barrick Shares that cannot be sold until the later of (a) the date Mr. Bristow retires, and (b) three years following the date of purchase. In 2021, and subject to Mr. Bristow’s continued employment, the Compensation Committee and the Board may, in their discretion, elect to grant Mr. Bristow an additional award of RSUs with a grant date value equal to one-third of his original 2019 PGSU grant. This third instalment is not guaranteed and, if awarded, will be subject to the same vesting and holding requirements as the 2020 grant of RSUs.

(6)

Mr. Shuttleworth’s total outstanding share-based awards include 38,428 Randgold legacy RSS awards and 116,364 Randgold legacy LTIP awards. Mr. Shuttleworth’s total outstanding share-based awards also include 150,294 PGSUs granted on February 11, 2019 and 1,208 PGSU dividend equivalents. Following discussions among the Compensation Committee and Mr. Shuttleworth, it was mutually determined that the 2019 PGSU grant should be restructured in a manner consistent with the President and Chief Executive Officer. Accordingly, one-third of Mr. Shuttleworth’s original 2019 PGSU grant was retained and the remaining two thirds were restructured in a manner consistent with the President and Chief Executive Officer. On February 11, 2020, one-third of his original 2019 grant was replaced with a new grant of 37,016 RSUs with a grant date fair value equal to one-third of the original 2019 grant of PGSUs. Subject to continued employment, this grant will vest 33 months from the date of grant and, upon vesting, the after-tax value will be used to purchase Barrick Shares that cannot be sold until the later of (a) the date Mr. Shuttleworth retires, and (b) three years following the date of purchase. In 2021, and subject to Mr. Shuttleworth’s continued employment, the Compensation Committee and the Board may, in their discretion, elect to grant Mr. Shuttleworth an additional award of RSUs with a grant date value equal to one-third of his original 2019 PGSU grant. This third instalment is not guaranteed and, if awarded, will be subject to the same vesting and holding requirements as the 2020 grant of RSUs.

(7)	Mr. Thomson’s total outstanding share-based awards include 255,460 PGSUs and 3,920 PGSU dividend equivalents.

(8)	Mr. Hill’s total outstanding share-based awards include 208,299 PGSUs and 2,994 PGSU dividend equivalents, as well as 48,972 RSUs and 1,272 RSU dividend equivalents.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2019

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs, RSS Awards, RSUs, and DSUs), and (3) the value earned under the API program or long-term incentive awards that are awarded pursuant to the Executive Chairman LTI arrangement, as described in “2019 Compensation of Named Executive Officers – 2019 Compensation of the Executive Chairman”.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

John L. Thornton	Nil	$232	$2,504,688

D. Mark Bristow	Nil	Nil	$5,400,000

Graham P. Shuttleworth	Nil	Nil	$1,717,531

Kevin J. Thomson	Nil	$1,312,657	$1,574,647

Mark F. Hill	Nil	$891,734	$1,464,998

(1)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(2)

For Mr. Thornton, share-based awards that vested during 2019 represent the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. For Mr. Thomson, the value of PGSUs that vested in 2019 (denominated in U.S. dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares that cannot be sold until Mr. Thomson retires or leaves the Company (up to two years longer if he leaves to join, or provide services to, a defined competitor). For Mr. Hill, the value of RSUs that vested in 2019 (denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average of the closing share price of our Common Shares on the TSX on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange on the day preceding the vesting date pursuant to the LTI Plan. Upon vesting, the after-tax proceeds of the RSU award were used to purchase Restricted Shares.

(3)

For Mr. Thornton, the value of non-equity incentive plan awards earned in the year represents the long-term incentive awarded pursuant to the Executive Chairman LTI arrangement. For Messrs. Bristow, Shuttleworth, Thomson, and Hill, the value of non-equity incentive plan awards earned in the year represents the API earned for 2019 performance.

80	Barrick Gold Corporation | 2020 Circular

Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan and accumulated with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2019, this interest rate was 2.11%. No above-market or preferential earnings were paid out.

Participants are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, Messrs. Thornton, Bristow, and Thomson are eligible to receive payouts under the Executive Retirement Plan from their accumulated account balances.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 85 for information on payments made upon termination following a Change in Control.

Defined Contribution Plan Table as at December 31, 2019(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

John L. Thornton	$3,503,194	$375,000	$3,955,693

D. Mark Bristow	Nil	$270,000	$272,600

Graham P. Shuttleworth	Nil	$110,098	$115,034

Kevin J. Thomson	$1,161,279	$356,641	$1,615,304

Mark F. Hill	$422,495	$370,319	$837,268

(1)

For Messrs. Thornton and Bristow, contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, contributions are denominated in Pound sterling and are converted from Pound sterling to U.S. dollars using the exchange rates reported by the Bank of England. For Messrs. Thomson and Hill, Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the exchange rates reported by the Bank of Canada. The applicable exchange rates are shown below:

(a)

Accumulated Value at Start of Year – For Messrs. Thomson and Hill, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange of 1.3642 on December 31, 2018;

(b)

Compensatory Value – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England annual average exchange rate for 2019 of 0.7834. For Messrs. Thomson and Hill, converted from Canadian dollars to U.S. dollars based on the Bank of Canada annual average exchange rate for 2019 of 1.3269; and

(c)

Accumulated Value at Year End – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7570 on December 31, 2019. For Messrs. Thomson and Hill, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange of 1.2988 on December 31, 2019.

(2)

Pursuant to the Executive Retirement Plan, an amount equal to 15% of an officer’s salary and API received during the year is accrued and accumulated with interest until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2019 reflected in the table above for Messrs. Thomson and Hill includes 15% of the salary earned in 2019, as well as 15% of the 2018 API that was awarded in February 2019. The compensatory value for the year ended December 31, 2019 reflected in the table above for Messrs. Bristow and Shuttleworth includes 15% of the salary earned in 2019. 2018 API was not paid by Barrick and accordingly there were no Executive Retirement Plan contributions made in respect of any 2018 API paid by Randgold.

Barrick Gold Corporation | 2020 Circular	81

Potential Payments Upon Termination

Termination Provisions for Existing Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2019, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 85 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to Canadian statutory and common law
Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis
Unvested Legacy Performance Granted Share Units (Legacy PGSUs)(3)	All unvested Legacy PGSUs continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see below for details)

For retirement, continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details). For termination due to death or disability, vest on the termination date or date of death, as applicable

			All unvested PGSUs lapse and are forfeited	Continue to vest according to normal vesting schedule, and are paid out in cash, provided that employee does not join, or provide services to, a “Competitor” during the continued vesting period (see below for details)
Unvested New Performance Granted Share Units (New PGSUs)(3)	All unvested New PGSUs lapse and are forfeited

For retirement, which is defined as age 60 for the purposes of the Plan, same as unvested Legacy PGSUs. If retirement, on or after the age of 60, occurs prior to a Change in Control, all unvested New PGSUs vest and are paid out on or before the Change in Control; unvested New PGSUs are otherwise forfeited For termination due to death or disability, same as unvested Legacy PGSUs

			Same as unvested Legacy PGSUs	Prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting period in Barrick’s employment; all remaining unvested New PGSUs lapse and are forfeited
Vested Performance Granted Share Units that are held as Restricted Shares	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable

Restricted Shares will be released in three tranches: 50% on the termination or retirement date, 25% on the first anniversary of the termination or retirement date, and 25% on the second anniversary of the termination or retirement date

Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)
Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the Long-Term Incentive Plan, Compensation Committee discretion to accelerate and/or extend vesting of unvested RSUs; otherwise forfeited
Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan
Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Pursuant to Canadian statutory and common law

82	Barrick Gold Corporation | 2020 Circular

(1)

“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant is: (i) unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)

Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties);

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)

The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

(3)

For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

For PGSU awards, in the event of retirement, the Compensation Committee must be satisfied that the Named Partner has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our Named Partners who retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•

Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, 25% on the second anniversary of the termination date.

Barrick Gold Corporation | 2020 Circular	83

Termination Provisions for Previous Compensation Plans that Continue to Apply

The table below outlines the standard provisions applicable to the Randgold legacy RSS and LTIP awards upon termination in circumstances other than a Change in Control (see “Potential Payments upon Change in Control Termination” beginning on page 85 for further details). No further awards may be issued under the Randgold legacy RSS and LTIP. At December 31, 2019, Messrs. Bristow and Shuttleworth were the only Named Partners who held unvested RSS and LTIP awards.

	Resignation	Retirement, Death, or Disability	Termination with Cause	Termination Without Cause
Unvested Restricted Share Scheme (RSS) Awards	Unvested RSS awards are forfeited immediately

For retirement, treatment is determined by the Compensation Committee on a case-by-case basis

For death or disability, unvested RSS awards vest on the termination date based on performance to the date of death or disability

Unvested RSS awards are forfeited immediately

Unvested RSS awards lapse and are forfeited immediately; Compensation Committee has discretion to allow unvested awards to vest, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period

Unvested Long-Term Incentive Plan (LTIP) Awards	Unvested LTIP awards are forfeited immediately

For retirement or disability, unvested LTIP awards vest on the normal vesting date, based on the extent to which the relevant performance conditions have been satisfied. Compensation Committee has discretion to allow unvested awards to vest on the date of termination, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period

For death, unvested LTIP awards vest on the termination date based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period. Vested amounts are paid in cash

			Unvested LTIP awards are forfeited immediately	Unvested LTIP awards lapse and are forfeited immediately; Compensation Committee has discretion to allow unvested awards to vest, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period
Vested Restricted Share Scheme (RSS) Awards and Long-Term Incentive Plan (LTIP) Awards	Vested RSS and LTIP awards are subject to a holding period of two years from the vesting date, which applies following the date of resignation, if the date of resignation occurs prior to the expiry of the two year holding period

For retirement, vested RSS and LTIP awards are subject to a holding period of two years from the vesting date, which applies following the date of retirement if the date of retirement occurs prior to the expiry of the two year holding period

For termination due to death or disability, prohibitions lapse and cease to apply to all vested RSS and LTIP awards subject to a holding period on the termination date or date of death, as applicable

			Vested RSS and LTIP awards are subject to a holding period of two years from the vesting date, which applies following the date of termination, if the date of termination occurs prior to the expiry of the two year holding period	Prohibitions lapse and cease to apply to all vested RSS awards on the termination date

84	Barrick Gold Corporation | 2020 Circular

Potential Payments Upon Termination

The table below describes and quantifies certain compensation that would have become payable under our existing and previous compensation policies and programs if an NEO’s employment had been terminated on December 31, 2019. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable pursuant to Canadian law or the value of continued equity vesting, as it is not considered to be an incremental benefit to our NEOs.

Incremental Compensation	J. Thornton	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	M. Hill

Resignation	Nil	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil	Nil

Termination Without Cause	Nil	$23,106,776	$8,813,974	$9,927,954	Nil

Retirement	Nil	Nil	Nil	Nil	Nil

Termination Upon Death or Disability(4)	Nil	$2,474,434	$937,804	$4,816,678	$4,841,660

(1)

Pursuant to his termination arrangement, in the event of a termination without cause in 2019 or prior to the granting of API and LTI awards in 2020 in respect of the 2019 performance year, Mr. Bristow is entitled to receive a severance payment equal to two times base salary ($1,800,000), plus two times an amount equivalent to 50% of his maximum API entitlement, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Bristow’s life insurance, medical cover, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits in relation to outplacement services has been converted from Canadian dollars to U.S dollars based on the Bank of Canada daily average exchange rate as of December 31, 2019 (1.2988). All other benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2019 to the date of his termination. For API, he is entitled to an amount based on the result of his individual API scorecard for 2019 as determined by the Board following the end of year results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on Long-Term Company Scorecard results.

(2)

Pursuant to his termination arrangement, in the event of a termination without cause in 2019 or prior to the granting of API and LTI awards in 2020 in respect of the 2019 performance year, Mr. Shuttleworth is entitled to receive a severance payment equal to two times base salary ($750,000), plus two times an amount equivalent to 50% of his maximum API entitlement, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Shuttleworth’s life insurance, medical cover, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits in relation to the automobile benefit has been converted from Pound sterling to U.S. dollars based on the Bank of England exchange rate as of December 31, 2019 (0.7570). The estimated value of the compensation of loss of benefits in relation to outplacement services has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2019 (1.2988). All other benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2019 to the date of his termination. For API, he is entitled to an amount based on the result of his individual API scorecard for 2019 as determined by the Board following the end of year results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on Long-Term Company Scorecard results.

(3)

Pursuant to his termination arrangement, in the event of a termination without cause in 2019 or beyond, Mr. Thomson is entitled to a severance payment equal to two times base salary ($750,000), plus two times an amount equivalent to the average of his 2016, 2017 and 2018 API, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2019 to the date of his termination. For API, he is entitled to the greater of the average of his prior year’s actual API payment and the result of his individual API scorecard for 2019, as determined by the Compensation Committee. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard results. The estimated severance payable has been converted from Canadian dollars to U.S. dollars as applicable based on the Bank of Canada daily average exchange rate as of December 31, 2019 (1.2988).

(4)

The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs, PGSUs, and Randgold legacy RSS and LTIP awards. The value of accelerating the vesting of unvested RSUs is calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $18.27 (the average of the closing share price of Barrick Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2019, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange on the preceding day, pursuant to the Long-Term Incentive Plan). The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) $18.57 (the closing share price of Barrick Shares on the TSX on December 31, 2019, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2019, pursuant to the PGSU Plan). For Messrs. Bristow and Shuttleworth, the calculation of the incremental compensation payable in connection with a termination upon death or disability as at December 31, 2019 takes into account only the one-third of the 2019 PGSU grant that was retained after giving effect to the Restructured Retention Award described under the heading “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 50. The value of accelerating the vesting of unvested RSS and LTIP awards is calculated as the product of (i) the number of RSS and LTIP awards outstanding, (ii) the portion of RSS and LTIP awards that vest based on relative TSR performance between the start of each cycle and December 31, 2019, and (iii) $18.59 (the closing price of Barrick Shares on the NYSE on December 31, 2019).

Potential Payments Upon Change in Control Termination

Barrick’s Partner Change in Control Severance Plan (Change in Control Plan) ensures that Named Partners and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or employment is deemed to have been terminated for Good Reason (defined on page 88) at any time within two years following a Change in Control (defined on page 87). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the Named Partner or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated the same as in non-Change in Control situations.

Mr. Thornton is not subject to Change in Control protection. Pursuant to Mr. Thomson’s termination agreement, he is entitled to receive the greater of (a) the aggregate payments and benefits pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement. See footnote 3 in the “Potential Payments Upon Termination” table above for a summary of the provisions of his termination agreement.

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The table below outlines a comparison of the standard severance treatment applicable to our Named Partners and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Termination in Connection with Change in Control
Lump Sum Cash Severance Payment (1)	Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus compensation pursuant to Canadian statutory and common law

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not received an API payment prior to the Change in Control, one-half of the maximum API opportunity), plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not been granted PGSUs prior to the Change in Control, one-half of the maximum LTI opportunity)

Performance Granted Share Units (PGSUs) (1,2)

Unvested Legacy PGSUs continue to vest according to normal vesting schedule, provided that the employee does not join a “Competitor” during the continued vesting period. Prohibitions lapse and cease to apply to all Restricted Shares

For unvested New PGSUs, the prorated portion vest based on actual performance achieved and proportion of vesting period under employment; all remaining unvested New PGSUs lapse and are forfeited

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A

Retirement Benefits	The total amount accrued under the Executive Retirement Plan

The total amount accrued under the Executive Retirement Plan, plus two times the annual contribution that would have been credited under the Executive Retirement Plan or a retirement contribution plan for the full fiscal year in which employment ceases

Benefits and Perquisites	Cease, subject to requirements of Canadian statutory and common law

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Entitlement to a lump sum payment equivalent to two times the annual fair value of the automobile benefit, and an option for the executive to purchase the automobile at the remaining cost to the Company under the applicable lease as of the date of termination. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two-year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)

If the Named Partner or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the Named Partner or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the Named Partner or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the Named Partner or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the Named Partner or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Barrick Shares or other Voting Securities shall not constitute a Change in Control.”

(3)

In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested stock options and/or extend the exercise period up to the earlier of (i) three years and (ii) the original term to expiry.

86	Barrick Gold Corporation | 2020 Circular

Change in Control Provisions for Previous Compensation Plans that Continue to Apply

The table below outlines a comparison of the standard severance treatment applicable to the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer upon a Termination without Cause and/or a Change in Control for the Randgold legacy RSS and LTIP awards that were assumed by Barrick in connection with the Merger. No further awards may be issued under the Randgold legacy RSS and LTIP. The Randgold legacy RSS and LTIP awards will continue to vest in accordance with their terms (the last performance cycle ends on December 31, 2020), following which the RSS and LTIP will be terminated.

Provision	Termination Without Cause	Change in Control
Legacy Restricted Share Scheme (RSS) awards

Unvested awards lapse and are forfeited immediately; Compensation Committee has discretion to allow unvested awards to vest, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period.

Unvested RSS awards vest immediately based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period.
Legacy Long-Term Incentive Plan (LTIP) awards

Unvested awards lapse and are forfeited immediately; Compensation Committee has discretion to allow unvested awards to vest, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period.

Unvested LTIP awards vest immediately based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period.

Other Terms and Provisions

The Change in Control Plan prohibits Named Partners and Partnership Plan participants from soliciting Barrick people for a period of two years following termination. Named Partners and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)

The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Barrick Shares, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below, provided that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)

Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board;

(iii)

The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Barrick Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Barrick Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation beneficially owns 30% or more of the then outstanding Barrick Shares and voting securities of the Company or continuing corporation), and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

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(iv)

The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company, or (B) which generate, in aggregate, more than 50% of the net income or net cash flow during the last completed financial year or during the current financial year, in each case on a consolidated basis; or

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)

The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

(ii)

Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

(iii)

The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

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Estimated Payments Upon Change in Control Termination

The Merger did not result in a Change in Control of Barrick and, consequently, did not trigger any payments under Barrick’s Change in Control Plan.

The following table estimates the amounts that would have been payable to our Named Partners in the circumstance of a termination within two years following a Change in Control. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the Named Partner’s employment terminated on December 31, 2019. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan. Our Executive Chairman does not benefit from Change in Control protection.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a Change in Control, or the value of continued equity vesting, as it is not considered to be an incremental benefit to our Named Partners.

Incremental Compensation	J. Thornton	M. Bristow	G. Shuttleworth	K. Thomson(1)	M. Hill

a) Change in Control (Termination)

Cash Severance(2):

Annual Total Direct Compensation	Nil	$9,900,000	$3,937,500	$3,891,720	$3,486,288

API Award	Nil	$5,400,000	$2,250,000	$2,250,000	$2,078,730

Incremental Executive Retirement Plan Contributions	Nil	$1,350,000	$562,500	$692,532	$644,569

Unvested Equity Acceleration:

RSUs(3)	Nil	Nil	Nil	Nil	$917,950

PGSUs(4)	Nil	$2,474,434	$937,804	$4,816,678	$3,923,710

Randgold Legacy RSS Awards(5)	Nil	Nil	Nil	Nil	Nil

Randgold Legacy LTIP Awards(5)	Nil	Nil	Nil	Nil	Nil

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites(6)	Nil	$105,378	$56,209	$62,436	$74,505

Job Relocation Counselling Service (up to 18 months)(7)	Nil	$15,398	$11,549	$11,549	$11,549
Total	Nil	$19,245,210	$7,755,561	$11,724,915	$11,137,301

b) Change in Control (No Termination)

Randgold Legacy RSS Awards(5)	Nil	Nil	Nil	Nil	Nil

Randgold Legacy LTIP Awards(5)	Nil	Nil	Nil	Nil	Nil

Total	Nil	Nil	Nil	Nil	Nil

(1)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2019, Mr. Thomson would have been entitled to receive $11,724,915, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(2)

For the purposes of this analysis, the Cash Severance for each Named Partner is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 85. For Messrs. Bristow, Shuttleworth, and Thomson, the amount is denominated in U.S. dollars. For Mr. Hill, this amount is converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2019 (1.2988).

(3)

The amounts stated in the table represent the product of: (a) the number of RSUs whose restrictions lapsed because of the Change in Control termination and (b) $18.27 (the average closing price of Barrick Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2019, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on the preceding day, pursuant to the Long-Term Incentive Plan).

(4)

The amounts stated in the table represent the product of: (a) the number of PGSUs whose restrictions lapsed because of the Change in Control termination, and (b) $18.57 (the closing share price of Barrick Shares on the TSX on December 31, 2019, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2019, pursuant to the PGSU Plan). For Messrs. Bristow and Shuttleworth, the estimated incremental compensation payable on December 31, 2019, upon termination within two years of a Change in Control, takes into account only the one-third of the 2019 PGSU grant that was retained after giving effect to the Restructured Retention Award described under the heading “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 50.

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(5)

The amounts stated in the table represent the product of: (a) the number of RSS and LTIP awards, (b) the portion of RSS and LTIP awards that vested based on relative TSR performance between the start of each cycle and December 31, 2019, and (c) $18.59 (the closing share price of Barrick Shares on the NYSE on December 31, 2019, pursuant to the Randgold legacy Restricted Share Scheme and the Randgold legacy Long-Term Incentive Plan). The March 23, 2016 RSS awards did not vest on January 1, 2020 as Barrick’s TSR performance was below that of the EMIX Global Mining Gold Index. See Schedule F of this Circular for more information.

	Grant date	Unvested shares outstanding	Relative TSR performance tracked to December 31, 2019
M. Bristow	March 23, 2016	57,872 (RSS award)	Nil vesting
	March 17, 2017	129,086 (RSS award)	Nil vesting
	May 15, 2018	480,404 (LTIP award)	Nil vesting
G. Shuttleworth	March 23, 2016	13,175 (RSS award)	Nil vesting
	March 17, 2017	25,253 (RSS award)	Nil vesting
	May 15, 2018	116,364 (LTIP award)	Nil vesting

(6)

The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each Named Partner. Barrick will also provide cash payment in lieu of an automobile benefit for a two-year period for each Named Partner. For Mr. Bristow, the annual amounts shown are denominated in U.S. dollars. For Mr. Shuttleworth, the annual amounts shown are denominated in U.S. dollars except for the automobile benefit, which has been converted from Pound sterling to U.S. dollars based on the Bank of England daily average exchange rate as of December 31, 2019 (0.7570). For Messrs. Thomson and Hill, the annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2019 (1.2988). The total costs have then been multiplied by two for each of Messrs. Bristow, Shuttleworth, Thomson and Hill pursuant to the Change in Control Plan.

Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health / Medical	Automobile Benefit	Total	Multiple	Continued Benefits and Perquisites

J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil

M. Bristow	$15,269	$17,420	$20,000	$52,689	2x	$105,378

G. Shuttleworth	$6,366	$5,886	$15,852	$28,105	2x	$56,209

K. Thomson	$9,661	$6,159	$15,398	$31,218	2x	$62,436

M. Hill	$15,695	$6,159	$15,398	$37,252	2x	$74,505

(7)

The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of Cdn $20,000 for Mr. Bristow, Cdn $15,000 for Mr. Shuttleworth, Cdn $15,000 for Mr. Thomson, and Cdn $15,000 for Mr. Hill, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2019 (1.2988).

90	Barrick Gold Corporation | 2020 Circular

Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which Barrick Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key individuals and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. Non-executive directors are not eligible to participate in the 2004 Plan. The Compensation Committee decided in 2013 to cease granting options as a component of executive compensation going forward. None of the NEOs has outstanding stock options.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2019 and March 2, 2020 regarding Barrick Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Barrick Shares available for issuance under each such plan.

Equity Compensation Plans

Option Plans Approved by Shareholders	Number of Barrick Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Barrick Shares Available for Future Issuance Under Option Plans (Excludes Barrick Shares Included in Column (a)) (c)
	As at December 31, 2019	As at March 2, 2020	As at December 31, 2019	As at March 2, 2020	As at December 31, 2019	As at March 2, 2020

Amended and Restated Plan	149,000	119,000	Cdn $9.90	Cdn $9.90	6,480,212	6,480,212

2004 Plan	128,732	Nil	$32.30	N/A	7,475,780	7,475,780

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Shares Issuable	35,000,000 Barrick Shares.	16,000,000 Barrick Shares.

Total Barrick Shares Issued and Issuable as of March 2, 2020	22,524,288 Barrick Shares, or 1.3% of the Company’s issued share capital, of which only 119,000 Barrick Shares are currently issuable on the exercise of outstanding options, representing 0.01% of the Company’s issued share capital.(1)	8,524,220 Barrick Shares, or 0.48% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(2)

Options Available for Issue as of March 2, 2020	6,480,212 options available for grant, or 0.36% of the Company’s issued share capital.	7,475,780 options available for grant, or 0.42% of the Company’s issued share capital.

Options Issued in 2019	No options were issued in 2019.	No options were issued in 2019.

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	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Barrick Shares to be optioned to any optionee together with any Barrick Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Shares on the date of the grant.

The total number of Barrick Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of Barrick Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Barrick Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares and (b) limits the number of Barrick Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares.

(1)

As of March 2, 2020, 22,405,288 Barrick Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.26% of the Company’s outstanding capital as of that date. As of December 31, 2019, there were options outstanding to purchase an aggregate of 149,000 Barrick Shares under the Amended and Restated Plan, representing 0.01% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

(2)

As of March 2, 2020, 8,395,488 Barrick Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.47% of the Company’s outstanding capital as of that date. As of December 31, 2019, there were options outstanding to purchase an aggregate of 128,732 Barrick Shares under the 2004 Plan, representing 0.01% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	Ten years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of Barrick Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments

The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

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Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of Barrick Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of Barrick Shares at the time of grant, and (b) the market price of Barrick Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event an option would otherwise expire during or within ten business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 51 of this Circular, the Compensation Committee decided in 2013 to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

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Burn Rate of our Option Plans

The table below sets out the burn rate of the Amended and Restated Plan and the 2004 Plan for the three most recently completed fiscal years. The “burn rate” is defined as the number of options granted in a fiscal year divided by the weighted average number of Barrick Shares outstanding in that year. No options were granted in 2017, 2018, or 2019.

Burn Rates	As at December 31, 2017	As at December 31, 2018	As at December 31, 2019
Amended and Restated Plan	N/A	N/A	N/A
2004 Plan	N/A	N/A	N/A

Directors’ and Officers’ Indemnification

Subject to the provisions of the BCBCA, our Articles provide that we will indemnify a current or former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. We have also entered into indemnity agreements with directors and officers of the Company in respect of the foregoing. If we become liable under the terms of such indemnity agreements and/or our Articles, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “EBITDA”, “Adjusted EBITDA”, “Adjusted EBIT”, “Adjusted Net Earnings”, and “Free Cash Flow”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

EBIT and Adjusted EBIT

EBIT is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs; and
•	Finance income.

Adjusted EBIT is Adjusted EBITDA less depreciation. Other companies may calculate these measures differently. Please refer to the next section for a description of EBITDA, Adjusted EBITDA and a table that reconciles these non-GAAP measures to the most directly comparable IFRS measure.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a given company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We also remove the impact of the income tax expense, finance costs, finance income, and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors, and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

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EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the years ended December 31
	2019	2018	2017
Net earnings (loss)	$4,574	($1,435)	$1,516
Income tax expense	1,783	1,198	1,231
Finance costs, net[1]	394	458	624
Depreciation	2,032	1,457	1,647
EBITDA	$8,783	$1,678	$5,018
Impairment charges (reversals) of long-lived assets[2]	(1,423)	900	(212)
Acquisition/disposition (gains)/losses[3]	(2,327)	(68)	(911)
Foreign currency translation (gains)/losses	109	136	72
Other expense adjustments[4]	(687)	336	51
Unrealized gains on non-hedge derivative instruments	0	1	(1)
Income tax expense, net finance costs,[1] and depreciation from equity investees	$378	$97	$98
Adjusted EBITDA	$4,833	$3,080	$4,115

1	Finance costs exclude accretion.

2

Net impairment charges for the current year primarily relate to non-current asset reversals at Pueblo Viejo, partially offset by impairment charges at Pascua-Lama in the fourth quarter of 2019. This was further impacted by non-current asset reversals at Lumwana in the third quarter of 2019. Net impairment charges for 2018 primarily relate to non-current asset impairments at Lagunas Norte and non-current asset and goodwill impairments at Veladero.

3

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of our 50% interest in Kalgoorlie Consolidated Gold Mines in the fourth quarter of 2019 and the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines in the third quarter of 2019.

4

Other expense adjustments for the current year primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. and the gain on settlement of customs duty and indirect taxes at Lumwana, both occurring in the fourth quarter of 2019.

Adjusted Net Earnings

“Adjusted net earnings” is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may

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calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure. Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2019	2018	2017
Net earnings (loss) attributable to equity holders of the Company	$3,969	($1,545)	$1,438
Impairment charges (reversals) related to long-lived assets[1]	(1,423)	900	(212)
Acquisition/disposition (gains)/losses[2]	(2,327)	(68)	(911)
Foreign currency translation (gains)/losses	109	136	72
Significant tax adjustments[3]	34	742	244
Other expense adjustments[4]	(687)	366	178
Unrealized gains/(losses) on non-hedge derivative instruments	0	1	(1)
Tax effect and non-controlling interest[5]	1,227	(123)	68
Adjusted net earnings	$902	$409	$876
Net earnings (loss) per share[6]	2.26	(1.32)	1.23
Adjusted net earnings per share[6]	0.51	0.35	0.75

1

Net impairment charges for the current year primarily relate to non-current asset reversals at Pueblo Viejo, partially offset by impairment charges at Pascua-Lama in the fourth quarter of 2019. This was further impacted by non-current asset reversals at Lumwana in the third quarter of 2019. Net impairment charges for 2018 primarily relate to non-current asset impairments at Lagunas Norte, and non-current asset and goodwill impairments at Veladero.

2

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of our 50% interest in Kalgoorlie Consolidated Gold Mines in the fourth quarter of 2019 and the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines in the third quarter of 2019.

3	Significant tax adjustments in 2018 primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.

4

Other expense adjustments for the current year primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. and the gain on a settlement of customs duty and indirect taxes at Lumwana, both occurring in the fourth quarter of 2019.

5	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31
	2019	2018	2017
Net cash provided by operating activities	$2,833	$1,765	$2,065
Capital expenditures	(1,701)	(1,400)	(1,396)
Free cash flow	$1,132	$365	$669

Technical Information

As of December 31, 2019, Barrick’s proven and probable gold reserves were 71 million ounces (estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities). Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold, and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold, and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper. Measured resources of 530 million tonnes grading 2.21 g/t, representing 37 million ounces of gold, and 660 million tonnes grading 0.38%, representing 5,500 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.43 g/t, representing 130 million ounces of gold, and 2,400 million tonnes grading 0.38%, representing 21,000 million pounds of copper. Inferred resources of 940 million tonnes grading 1.3 g/t, representing 39 million ounces of gold, and 430 million tonnes grading 0.2%, representing 2,200 million pounds of copper. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 33 to 44 of Barrick’s Annual Information Form for the year ended December 31, 2019. This scientific and technical information has been reviewed and approved by Craig Fiddes, North America Resource Modeling Manager; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa and Middle East; and Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

We aim to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

In the section entitled “Our Governance and Leadership Structure” below, we explain in detail how our structure works and delineate clearly and specifically the responsibilities of our Board, our Executive Chairman, our Lead Director, and our President and Chief Executive Officer.

The Board works continuously and carefully to review and enhance our corporate governance policies and practices. These are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Executive Chairman, Lead Director, and President and Chief Executive Officer, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics, and our Disclosure Policy. Detailed information on the committees of the Board (Audit & Risk, Compensation, and Corporate Governance & Nominating) can be found under the heading “Committees of the Board” beginning on page 35 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate, which is reviewed annually by the Board, is set out in Schedule B of this Circular.

The Board’s primary supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans, and budgets and any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives.

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Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for managing and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

Our distinctive and authentic partnership model reflects our belief that complex matters are better understood and managed by a team of partners working together, especially in assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision making, and faster communication and problem solving. By further decentralizing our corporate office, we have accelerated the pace at which information flows between leadership and the mines. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

The Weekly Executive Review, which is held among the President and Chief Executive Officer, Senior Executive Vice-President, Strategic Matters, Senior Executive Vice-President, Chief Financial Officer, other key executives including our regional Chief Operating Officers, and other senior management, is the main forum to raise and discuss risks facing our operations and organization more broadly. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

During 2019, we continued to improve the quality of risk information provided to the Audit & Risk Committee, including concise and relevant risk information that facilitates meaningful discussions about key risks facing the organization and how they are being managed. In-depth briefings were provided on specific topics to provide a more detailed understanding of risks, and management’s risk mitigation strategies, where appropriate. For example, during 2019, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including the integration of the former Randgold operations following the Merger and development of a new Group risk register reflecting Barrick’s new regional operating model; the formation of Nevada Gold Mines and the integration of the joint venture assets contributed by Newmont Corporation and now operated by Barrick, the consolidation of Acacia Mining plc’s Tanzanian operations by Barrick and risks related to the framework agreement to create a new partnership and settle outstanding disputes with the Government of Tanzania; geopolitical and tax risks, cybersecurity risks, and Barrick’s mine closure and tailings storage facility stewardship programs.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Audit & Risk Committee, which is composed entirely of independent directors. The Audit & Risk Committee also oversees the design and execution of Barrick’s financial risk management programs. Through this committee, the Board also oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit & Risk Committee also provides oversight over the Business Assurance function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk-taking. Through the Corporate Governance & Nominating Committee, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures.

Climate Change

Barrick considers climate change, including shifts in temperature and precipitation and more frequent severe weather events, to be a company, community, and global concern. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water and energy supplies.

In 2019, following the Merger and the formation of Nevada Gold Mines, Barrick reviewed and updated the climate change strategy developed in 2017, which is aligned with Barrick’s overall business strategy to grow free cash flow per share(1) through safe and responsible mining. In recognition of the important link between energy use and greenhouse gas (GHG) emissions, in 2019, Barrick updated its GHG emissions reduction target to achieve reductions of at least 10% by 2030 (against a 2018 baseline that combines

(1)

Free cash flow per share is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

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legacy Barrick and Randgold data), while maintaining a steady ounce production profile. By effectively managing our energy use and implementing renewable energy solutions, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and reduce direct mining costs. Barrick’s actions to achieve this updated target include increasing the proportion of renewable energy sources in the Company’s energy mix and switching to cleaner energy sources.

Barrick’s climate change strategy has three pillars:

•

Identify, understand and mitigate the risks associated with climate change. Climate-change related factors are included in the formal risk assessment process (for example, consideration is given to the availability of, and access to water and the impact of increased precipitation, drought, or severe storms on operations as well as on communities near our operations). Climate change is incorporated into Barrick’s formal risk assessment process, whereby sites include climate-related factors in their risk assessment process (e.g., by considering the impact of increased precipitation, drought, or severe storms on operations as well as on communities near our operations).

•

Measure and reduce Barrick’s impact on climate change. Mining is an energy-intensive business and we understand the important link between energy use and greenhouse gas emissions. By effectively managing our energy use, we can seek to reduce our draw from local energy grids, reduce greenhouse gas emissions, achieve more efficient production, and save direct mining costs. A tangible example of this is the conversion of the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas starting in the first quarter of 2020.

•

Improve our disclosure on climate change. In 2019, we published our Sustainability Report, which described our climate change strategy following the Merger, identified climate-related risks and opportunities, and reported on emissions for all operating facilities and power plants for the legacy Barrick and Randgold companies in 2018. As part of our commitment to transparency on climate issues, in 2019 we also completed the CDP (formerly the Carbon Disclosure Project) emissions questionnaire for the combined company following the Merger, making investor-friendly climate data widely available in line with the reporting recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD).

Governance over climate-related risks and opportunities is provided at both the Board and management level.

The Corporate Governance & Nominating Committee, which meets quarterly, is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into Barrick’s formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019. In addition, the Audit & Risk Committee reviews the Company’s approach to climate change in the context of Barrick’s public disclosure.

In furtherance of its commitment to sustainability, Barrick also established the E&S Committee. The E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers, and health, safety, and environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies, and performance.

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The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities.

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit & Risk Committee. The Audit & Risk Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise-level risks.

Through the Audit & Risk Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit & Risk Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. At each of its meetings, the Audit & Risk Committee meets with the external auditor and the head of Barrick’s Business Assurance function as part of its regular in camera session. Through the Corporate Governance & Nominating Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

Human Capital Management and Succession Planning

Barrick’s vision is to be the world’s most valued gold mining business by finding, developing, and owing the best assets, with the best people, to deliver sustainable returns for our owners and partners. Ensuring that we have a fit for purpose organizational model, including a robust strategy to attract, motivate, retain, and develop the next generation of leaders, and a commitment to diversity and inclusion, are top priorities that are regularly discussed at Board and Executive Committee meetings.

Our approach to talent management

The Board is actively engaged in overseeing the Company’s talent management strategies for senior executive roles. To advance this priority, eight of our nine director nominees have experience and expertise in talent development and allocation. Talent is a core topic

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on weekly Executive Committee calls. More broadly, the Board is regularly updated on the Company’s people development strategy, the effectiveness of which is assessed annually as part of the Company Long-Term Incentive Scorecard and tracked as part of our annual sustainability reporting.

Talent development

We apply a country-based approach to training and development that is tailored to local needs. We encourage a culture of continuous learning by investing in the development of our talent across the organization through technical, behavioral, and informal training programs that combine the best expertise from both legacy companies to help our people feel engaged, valued, and empowered, which, in turn, helps us deliver on our strategic priorities across our regions and sites. We also provide our employees with meaningful stretch assignments, as well as informal training such as shadowing and mentorship opportunities, as an integral part of Barrick’s learning culture and succession planning.

Diversity and inclusion

We believe that diversity and inclusion are essential for a modern mining business. Barrick is an equal opportunity employer and our policy is to appoint the best person to the job irrespective of gender, race, disability, ethnicity, religious belief, or sexual orientation.

We have made significant investments to strengthen our workforce through a number of initiatives to attract the best people from a variety of backgrounds. In 2019, there was a particular focus on young people with the potential to become future leaders of the Company to ensure that we are well positioned for the future. We offer apprenticeships and internships to students and provide mentoring opportunities for young professionals. We also launched a new 18-month program at Nevada Gold Mines designed to support new graduates with the transition from the academic to the workplace environment. During the first 12-month rotation of the program, new graduates are provided with valuable on-the-job training through work experience with our operations and maintenance teams and our mining shift crews. After completing the rotation, new graduates work as relief supervisors managing a crew for six months to observe and learn key production and leadership skills. New graduates move into the Compass program and begin their technical role within the Company at the end of the 18-month program.

In 2019, we continued to invest in the future of graduating high school seniors across the Company’s host communities in the U.S. through paid scholarships to demonstrate our commitment. This is in addition to our significant investments since 2008 in the Western Shoshone Scholarship Fund, which provides funding for post-secondary education and has supported over 1,600 students to pursue their professional goals through attaining higher education. We have also taken steps to encourage greater gender diversity across the organization. See “Diversity Initiatives” on page 110 for more information.

We are committed to an inclusive environment where our employees feel that all voices are heard, all cultures respected, and that a variety of perspectives are not only welcome but are essential to our long-term success. In 2019, the President and Chief Executive Officer continued to host employee town halls to provide updates on our strategy and to solicit feedback from our people across all levels of the organization.

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Our approach to succession planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. The Board reviews senior leadership succession, including for the Executive Chairman and the President and Chief Executive Officer. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. A Talent Assessment Process is used throughout the organization to review capability and potential of our current and emerging leaders and to assist with development and succession planning. The Company also has in place an emergency succession plan to deal with any situation which requires the immediate replacement of the President and Chief Executive Officer.

At each regularly scheduled Board meeting, the Board receives a Human Resources Report covering succession planning, recruitment, development considerations, and retention of senior leaders and individuals who have been identified as high-potential executives. This ensures that the Board is kept apprised of our pipeline of talent at all levels of the business. In addition, Barrick focuses on ensuring the development of its high-potential Partners and people through development moves to other positions, on-the-job mentoring and training, and internal and external courses. In addition, in 2019, the Board reviewed succession plans for key regional and executive leadership roles.

To improve the Board’s understanding of the company’s culture and talent pipeline, the Board is introduced to high-potential individuals in the Company. The Board also meets regularly with our senior Partners through their participation in Board and Committee meetings and continuing education sessions. Our senior Partners also participate in informal meetings with members of the Board throughout the year. This regular interaction with the Board ensures that directors get to know the individuals who have been identified as potential future leaders of the Company.

Evaluating Our Executive Chairman, President and Chief Executive Officer, and Other Senior Officers

The Board has approved position descriptions and Committee mandates, and has established a management evaluation process.

The Lead Director works with the Executive Chairman to set the Executive Chairman’s objectives annually, which are then recommended to the entire Board for approval concurrently by the Corporate Governance & Nominating Committee and the Compensation Committee. Both Committees are composed entirely of independent directors.

The Corporate Governance & Nominating Committee, in consultation with the Lead Director, conducts an annual performance evaluation of the Executive Chairman against those objectives and provides a report on the performance evaluation to the Compensation Committee and the Board. The Compensation Committee recommends to the Board the Executive Chairman’s annual compensation. A more detailed description of the criteria and methodology used to assess the Executive Chairman’s performance and compensation awards in 2019 is set out beginning on page 63.

The Executive Chairman conducts an annual performance evaluation of the President and Chief Executive Officer with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such review. The Compensation Committee recommends to the Board the annual compensation of the President and Chief Executive Officer. The compensation of the Executive Chairman and President and Chief Executive Officer is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other senior officers based on the annual performance evaluation of such officers and the compensation recommendations provided by the President and Chief Executive Officer. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies regarding the performance of each individual executive as measured against the annual performance incentive scorecard disclosed to shareholders in advance and on the performance of the Company as measured against the long-term company scorecard disclosed to shareholders in advance. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed description of the criteria and methodology used to assess performance and determine the compensation of our President and Chief Executive Officer and other senior officers is set out beginning on page 46.

Communications and Shareholder Engagement

We maintain a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/about/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, Sustainability Report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

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As part of our effort to promote improved shareholder engagement, the Board adopted a formal Shareholder Engagement Policy to facilitate an open dialogue and exchange of ideas between the Company, our Board, and our shareholders. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance. In past years, Barrick has held a hybrid (physical/virtual) annual meeting which could be attended in person or, in the case of registered shareholders, through an online video portal which allows them to ask questions of the Board and management and vote their Barrick Shares through the LUMI meeting platform. In the face of the unprecedented public health concerns related to the global COVID-19 pandemic, and to mitigate the health risks to our shareholders, employees, and other stakeholders, Barrick has decided to hold a virtual-only Meeting this year, which will be conducted by a live webcast. More information can be found in “Meeting and Voting Information – Voting Procedures” beginning on page 5.

Shareholders can contact the Executive Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact the President and Chief Executive Officer by mail or email at:

Attention: President and Chief Executive Officer

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Executive Chairman, our President and Chief Executive Officer, and our Lead Director, and we explain how they work together. We also explain why we continue to believe this is the right structure for Barrick at this time.

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Under our Executive Chairman’s stewardship, a few years ago Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of this company as it existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core elements: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet.

Today, these core elements continue to drive Barrick’s business following the Merger. We have implemented a decentralized operating model, reallocating roles to operations where appropriate, and eliminating those roles that are no longer required. The corporate office sets strategy and allocates people and capital according to the Company’s strategic priorities. Regional Chief Operating Officers determine how best to maximize the long-term value of their business, with advice and assistance from corporate office experts. Those regional leaders work side-by-side with our regional teams to maintain and enhance our license to operate, building partnerships of depth with host governments and communities. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our Partners to work together as a team to understand and manage the complex matters of our business, and assess and reduce risk.

Having re-established the model that drove Barrick’s early success, our ambition is to become the world’s most valuable mining business. We are cultivating a high-performance culture defined by the following principles: a deep commitment to partnership; consistent high-level execution; operational excellence; disciplined capital allocation; and continual self-improvement. We are obsessed with talent, and seek out fresh perspectives from other industries, challenging ourselves to think differently. We are investing in technology in a disciplined manner to make us faster, safer, more efficient, and more transparent with our partners. Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Executive Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

Partners

Our priorities are executed by our partnership, created in 2015. As at March 26, 2020, we have 36 Partners, 13 of whom are executive officers. Partners are individuals who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our Partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our Partners are owners of the Company, and rise and fall together with shareholders. A significant portion of their total compensation is long-term in nature, in the form of PGSUs which convert to Barrick Shares that are subject to the achievement of market-leading minimum common share ownership requirements that reinforce our ownership culture. Ongoing membership is contingent upon superior performance and leadership, and underperforming Partners will be removed.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chairman and the Board, for managing the Company’s business on a day-to-day basis, for general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Executive Chairman, execution of the Company’s strategic priorities. In fulfilling his executive role, the President and Chief Executive Officer acts within the authority delegated to him by the Executive Chairman and the Board. Among other things, the President and Chief Executive Officer also: (i) monitors operational performance and the strategic direction of the Company, (ii) manages the Company’s internal control framework, (iii) develops appropriate capital, corporate, and management structures to ensure the Company’s objectives are met, and (iv) reports to the Executive Chairman and where appropriate, the Board, on the progress being made by the Company with regard to its strategic objectives, along with the Company’s short-, medium-, and long-term plans.

Executive Chairman

The Executive Chairman is appointed by the Board and, as his primary functions, provides leadership and direction to the Board, facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate, and assumes responsibility for the strategic initiatives of Barrick outlined below. In addition to the responsibilities applicable to all other directors, the Executive Chairman’s responsibilities include, among other things, (i) working with the Board and the President and Chief Executive Officer to develop the strategy for the Company’s future growth; (ii) working with the President and Chief Executive Officer to identify opportunities for value-enhancing strategic initiatives including acquisitions, joint ventures, and strategically important relationships, as well as the disposition from time to time of non-core assets; (iii) developing and maintaining the Company’s relationships with future strategic partners whose capital, influence, and knowledge could add significantly to the

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Company’s value and its share price; (iv) working with members of Barrick’s International Advisory Board and the President and Chief Executive Officer to expand and deepen Barrick’s relationships with heads of state, chief executives of global sovereign wealth funds, and other senior officials and stakeholders in countries of critical importance to Barrick; and (v) working with the President and Chief Executive Officer on critical issues related to government relationships and strategic alliances.

In connection with his leadership and direction of the Board, the Executive Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. Together with the Lead Director, the Executive Chairman ensures that the Board has all the information it needs to function effectively, at all times, including, as necessary, communication between Board meetings. The Executive Chairman serves as the principal liaison between the Board and the President and Chief Executive Officer and meets with representatives of our shareholders and other partners on behalf of the Board. The Executive Chairman is also responsible for conducting an annual performance evaluation of our President and Chief Executive Officer with input from the Lead Director.

Lead Director

Because the Executive Chairman is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. The Board has adopted a robust Lead Director position description, which includes, among other things, the following authority and responsibilities:

•	Consulting with the Executive Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Executive Chairman is absent or in circumstances where the Executive Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the independent directors, or the Board, as required;

•	Briefing the Executive Chairman on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions;

•

Facilitating communication between the independent directors and the Executive Chairman, including by presenting the Executive Chairman’s views, concerns, and issues to such directors and raising with the Executive Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Executive Chairman between Board meetings and assisting with informing or engaging with independent directors;

•	Overseeing the annual Board and directors evaluation process;

•

Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Providing input in respect of the Executive Chairman’s annual performance evaluation of the President and Chief Executive Officer;

•	Consulting with the Corporate Governance & Nominating Committee in its performance evaluation of the Executive Chairman;

•

Providing leadership to the Board if circumstances arise in which the Executive Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

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J. Brett Harvey has served as our Lead Director since December 2013 and was the Chair of Barrick’s Compensation Committee from July 2012 to December 31, 2018 and has been the Chair of the Audit & Risk Committee since January 1, 2019. In 2019, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Executive Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent directors that occurred throughout the year, facilitating communication between the independent directors and the Executive Chairman, consulting with the Corporate Governance & Nominating Committee in evaluating the Executive Chairman’s 2019 performance and, providing input into the Executive Chairman’s annual performance evaluation of the President and Chief Executive Officer. The Board has adopted position descriptions for the Executive Chairman, the Lead Director, and the President and Chief Executive Officer. A copy of these position descriptions can be found on our website at www.barrick.com/about/governance. Each Board committee mandate also sets out the role and responsibilities of its committee chair.

The Board believes that Barrick’s current governance and leadership structure is vital to Barrick’s continued and sustained success. In particular, we believe that our Executive Chairman plays a critical role in ensuring that our partnership continues to execute on the ambitious goals we have set for ourselves for the benefit of all stakeholders. The Board believes it is functioning effectively under its current structure, and that the current structure, including a Board comprised of 78% of independent directors (assuming all nominees are elected) and a robust Lead Director position, provides appropriate oversight protections.

Corporate Governance

Through the Corporate Governance & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The Corporate Governance & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that the number of additional directors appointed cannot exceed one-third of the current directors who were not appointed as additional directors. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The Corporate Governance & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The Corporate Governance & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its three standing committees. To promote this objective, the Corporate Governance & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

The table below shows those areas of experience and expertise and indicates the primary areas that the director nominees bring to our Board.

Mining Operations	✓					✓	✓

Health, Safety, and Environmental	✓					✓		✓

Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓		✓

Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓		✓	✓

M&A Execution	✓		✓	✓	✓		✓		✓

International Business Experience and Global Partnerships	✓	✓	✓	✓			✓	✓	✓

Governmental and Regulatory Affairs & Community Relations	✓	✓			✓			✓	✓

Risk Management	✓		✓	✓		✓	✓	✓	✓

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Descriptions of Areas of Experience and Expertise

•

Mining Operations: Experience at a senior level with mining operations including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

•

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

•

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

•

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

•	M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

•

International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory environments. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

•

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

•

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the major risk areas that the Company faces, and an ability to probe risk controls and exposures.

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, and those who have technical and operating expertise and financial and business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the Corporate Governance & Nominating Committee and the Board determine the competencies, skills, and qualities they should seek in new Board members. In recommending nominees, the Corporate Governance & Nominating Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, and ethnicity.

Nominees for membership to the Board are recommended to the Board by the Corporate Governance & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. New candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

Barrick has nominated nine directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners by crafting policies to create long-term value per share and ensuring that Barrick successfully carries out those policies. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse viewpoints and perspectives, exhibiting the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Executive Chairman, the Lead Director, and Board committee chairs.

In furtherance of our initiative of ongoing Board renewal and our commitment to increasing the Board’s diversity, Barrick appointed Ms. Loreto Silva to its Board of Directors in August 2019. We are well-advanced in our search for a second highly qualified female candidate who is expected to be an African with the appropriate experience to bring an independent view as well as an understanding of doing business in Africa to the Board.

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Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees. These Guidelines set out how the Board should manage its affairs and perform its responsibilities. Among other things, the Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines, which are available on our website at www.barrick.com/about/governance. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors and does not have a retirement age policy for directors as the Board believes that term limits and mandatory retirement are arbitrary mechanisms for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service or age. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under performance. See “Annual Performance Assessments” on page 114.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit & Risk Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards. All members of the Audit & Risk Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)

the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)

an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

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(g)

a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)

a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

(i)

a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues. With the assistance of the Corporate Governance & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that seven of the nine individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Lack of Independence
Mark Bristow	✓		✓	President and Chief Executive Officer of the Company
Gustavo A. Cisneros		✓
Christopher L. Coleman		✓
J. Michael Evans		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Andrew J. Quinn		✓
Loreto Silva		✓
John L. Thornton	✓		✓	Executive Chairman of the Company

Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 26, 2020, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•

an in camera session follows every Board meeting (including special meetings), at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

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Diversity Initiatives

Diversity Policy

In 2015, consistent with its commitment to diversity on the Board and in senior leadership positions, Barrick adopted a written diversity policy. The policy does not establish any fixed targets regarding the representation of women on the Board or in senior leadership, including executive officer, positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business. In addition, appointments of directors and senior leadership should be made, and should be perceived as being made, on the merits of the individuals, and having a fixed target could impede the application of this principle. Instead, the policy articulates the Company’s desire to promote better corporate governance and performance and effective decision making by having a diverse range of views and considerations represented at the Board and senior leadership levels. In considering directors for election to the Board, the policy requires the Board and the Corporate Governance & Nominating Committee to consider diversity criteria more generally, such as age, ethnicity, and geographical and industry background. The policy requires similar considerations to be taken into account by the Board, the Executive Chairman, and the President and Chief Executive Officer in making senior leadership appointments. In addition, the Company’s diversity policy requires the Corporate Governance & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. In particular, in order to improve the representation of women on the Board, the diversity policy specifically requires the Corporate Governance & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. Similarly, the diversity policy requires the Board, the Executive Chairman, and the President and Chief Executive Officer, when identifying and considering candidates for senior leadership positions, to consider the level of representation of women in senior leadership positions.

Every year, the Corporate Governance & Nominating Committee reviews the diversity policy and assesses the Company’s progress against its objectives. This review will enable the Corporate Governance & Nominating Committee, on an ongoing basis, to assess the effectiveness of the diversity policy. The results of the Corporate Governance & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

Board Diversity

Barrick has nominated nine directors for election at the Meeting, including one female director who, if elected, will represent 11% of our Board. Assuming all nine nominees are elected, our Board will include a combination of international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates and possessing the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business. The Corporate Governance & Nominating Committee is well-advanced in its search for a second highly qualified female candidate who is expected to be an African with the complementary skills and experience to bring an additional independent perspective as well as an understanding of doing business in Africa.

As part of the identification and selection process for potential candidates for the Board, the Corporate Governance & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is only one element of diversity that the Board considers important. The Corporate Governance & Nominating Committee considers several aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, and age, as well as gender. The current Board members range in age from 50 to 73 years and have experience conducting business and operating in the very geographic regions where Barrick operates. In addition, our Board nominees possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, finance, law, infrastructure, real estate, media, government, oil and gas, and transportation. Accordingly, in searches for new directors, the Corporate Governance & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified workforce. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its diversity policy, Barrick is committed to promoting diversity (including gender diversity) among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of staff turnover, the times at which hiring and promotion opportunities arise, and the available pipeline of staff.

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As of March 26, 2020, there are three women in senior vice-president and vice-president roles at Barrick, comprising 13% of the Company’s vice-president group, and two of the Company’s executive officers are women (15%). Women comprise 14% of our Partners.

Diversity Policy Assessment

The Corporate Governance & Nominating Committee conducted an assessment of the diversity policy by comparing the diversity characteristics and profiles of the Board and executive team as of February 2020 relative to February 2019. The profile of the Board continues to represent a broad range of geographies, age groups, education, and experience. In addition, assuming the election of all of the Board nominees, the number of female directors will increase by one, such that female directors will represent 11% of our Board. The Corporate Governance & Nominating Committee believes that the director nominee proposed for election for the first time at the Meeting, Ms. Loreto Silva, brings valuable experience, expertise, and complementary skills to the Board, and was the most qualified candidate identified during its recruitment process, given the needs of the Board and the priorities of the Company. As a company, we recognize the need for greater gender diversity and are committed to increasing the number of women directors on our Board and in executive positions. In this regard, the Corporate Governance & Nominating Committee is actively working to identify another suitable highly-qualified female candidate to join our Board and is well-advanced in this process.

As of March 26, 2020, the percentage of female executive officers is 15% (i.e., 2 out of 13). The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that when independent advisors are retained, they are instructed to present a diverse list of candidates. Since November 2016, Barrick has been a member of the 30% Club Canada, an organization that works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies. Like Barrick, the 30% Club Canada does not believe that setting mandatory quotas is the right approach to achieving greater gender balance. Rather, the organization, whose name comes from its aspirational goal for 30% of Canadian board seats to be held by women by 2022, is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership. Barrick supports this important objective.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third party vendors. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. In 2019, following the Merger, the Code – which forms the cornerstone of Barrick’s compliance program – was revised and updated to set out key principles of business conduct and ethics in a more user-friendly format. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

•	accurate financial controls and records;

•	avoidance of conflicts of interest;

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President and Chief Executive

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Officer or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof, and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Audit & Risk Committee. The Board monitors compliance with the Code through the Audit & Risk Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. Once each year, employees may be required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code is available on Barrick’s website at www.barrick.com/about/governance and on SEDAR at www.sedar.com.

Conflict of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the BCBCA specifically address conflicts of interest involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Executive Chairman and the Chair of the Corporate Governance & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Executive Chairman and the Chair of the Corporate Governance & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Division 3 of Part 5 of the BCBCA addresses conflicts of interest of a director of a British Columbia company, such as Barrick. Among other things, the BCBCA provides that a director of a corporation who: (a) has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose that interest. Disclosure must be in writing to the directors, must include the nature and extent of the disclosable interest and must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the company’s records office. If a director has a disclosable interest in a contract or transaction proposed to be entered into with Barrick, the director may not vote on any resolution to approve the contract or transaction. The director is, however, entitled to be counted in the quorum for the Board meeting. The BCBCA contains a number of exemptions for particular situations, including certain contracts or transactions with wholly owned subsidiaries, a contract of indemnity or insurance for the director, and contracts or transactions relating to the remuneration of the director in his or her capacity as a director, officer, agent or employee of the company or an affiliate.

Anti-Hedging Policy

The Company has a formal anti-hedging policy prohibiting all directors, officers, senior vice-presidents, vice-presidents, Partners covered by the Partnership Plan and others from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our anti-hedging policy ensures that our interests and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit & Risk Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/about/governance.

The Audit & Risk Committee has adopted the Audit Services Policy for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and

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to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

The Audit & Risk Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s Articles, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

In addition to meeting with the Executive Chairman, the President and Chief Executive Officer, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several days, which address multiple topics that are critical to understanding our business. In 2019, these topics included:

•

Regional Operations Overview: The role of Barrick’s operational risk oversight process under the regional model; operational targets and regional growth strategies; business improvement initiatives; health and safety; environment; and major project overviews.

•	Capital Projects Overview: Overview of key growth projects and capital initiatives; principal investment risks and mitigation strategies; and key permitting updates.

•

Exploration and Growth: Barrick’s exploration profile and outlook; global summary of exploration projects and initiatives; Barrick’s exploration system and strategy; project selection processes; geochemistry; geophysics; drilling; modelling; and case study review.

•

Human Resources: Overview of Barrick’s talent management strategy approach to succession planning and talent development and training; Barrick’s industrial relations; human resources considerations at Nevada Gold Mines; approach to executive compensation; compensation philosophy; shareholder engagement; partner and non-partner compensation; and the Barrick Global Share Plan and the Barrick Share Purchase Plan.

•

Strategic Matters and Corporate Governance: Overview of Barrick’s approach to evaluating strategic opportunities and portfolio optimization following the Merger; key corporate governance policy review; and directors’ duties and responsibilities.

•

Sustainability: Overview of Barrick’s sustainability priorities, policies and practices; results of stakeholder engagement undertaken following completion of the Merger; industry sustainability considerations; and sustainability disclosure.

•

Audit Approach: Introduction of the external auditing team; overview of the approach to auditing and the interaction between the independent auditor and Barrick; and details of accounting matters unique to the mining industry.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•

participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

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•

participate in continuing education sessions that are incorporated, to the greatest extent practicable, into every regularly scheduled Board meeting and certain meetings of committees of the Board; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

Board Educational Sessions Held in 2019

The directors’ attendance at three educational sessions presented by management in 2019 is set out below.

Particpating Directors(1)

Date	Topic of Educational Session
May 2019

Tailings Storage Facilities Overview

Regional comparison of tailings storage facilities; tailings monitoring; standards and codes; emergency response plans; technology; tailings management; risk management; environmental and social impacts; review of operating and closed tailings facilities; riverine disposal; design, management & monitoring of tailings facilities; closure

		✓	✓	✓	✓	✓	✓	✓		✓
August 2019

Nevada Gold Mines – Life of Mine Planning and Synergies

Review of Nevada Gold Mines’ properties; value creation opportunities; site comparison; preliminary outlook by facility; key action plans for operations; synergies; reserve and resource review

		✓	✓	✓	✓	✓	✓	✓	✓	✓
November 2019

Mineral Resource Management

Mineral resource management at Barrick; review of resource triangle; organizational flow; strategic filters that drive investment; case studies of Kibali, Goldrush, Veladero, Pueblo Viejo, and Porgera

		✓	✓	✓	✓	✓	✓	✓	✓	✓

(1)	Ms. Silva became a member of the Board of Directors on August 9, 2019.

Barrick did not hold an educational session at its first meeting of 2019 as it marked the first meeting of the newly constituted Board following the Merger.

Annual Performance Assessments

The Board, its committees, and individual directors participate in an annual assessment process. For 2019, the Lead Director and the Chairman of the Corporate Governance & Nominating Committee jointly interviewed the directors to obtain feedback on priorities, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director and the Chairman of the Corporate Governance & Nominating Committee provided individual feedback to directors based on the peer reviews.

Enhanced Clawback Policy

Barrick’s Clawback Policy was amended to subject incentive compensation paid or granted to the Executive Chairman; President and Chief Executive Officer; Senior Executive Vice-President and Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; other Named Partners; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct had occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. The full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities include:

Oversight of Management

1.	Adopting a succession planning process and participating in the selection, appointment, and development of the Executive Chairman, the Chief Executive Officer and other senior executives.

2.

Through the Corporate Governance & Nominating Committee and the Compensation Committee, adopting a process for the evaluation and compensation of the Executive Chairman, Chief Executive Officer, and other senior executives.

3.

Through the actions of the Board and its individual directors and through the Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Executive Chairman, the Chief Executive Officer and other senior executives of the Company, and that the Executive Chairman, the Chief Executive Officer and other senior executives create a culture of integrity throughout the Company.

4.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

5.

Developing and approving position descriptions for each of the Executive Chairman and the Chief Executive Officer, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

6.

Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

7.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

8.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

9.	Approving annual and, either directly or through the Audit & Risk Committee, quarterly financial statements and the release thereof by management.

10.

Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

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Business Strategy

11.

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

12.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

13.

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

14.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

15.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

16.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairperson of the Corporate Governance & Nominating Committee.

Corporate Governance

17.

Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

18.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

19.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

20.

Developing and approving position descriptions for each of the Lead Director and the Chairperson of each Board Committee and measuring the performance of those acting in such capacities against such position descriptions.

21.	Overseeing, through the Corporate Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

22.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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SCHEDULE C

KEY CHARACTERISTICS OF THE NEW PERFORMANCE GRANTED SHARE UNITS

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from one to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on performance for the prior year evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long-Term Incentive	100% of Long-Term Incentive (LTI) Awards.
Term

Awards granted from January 1, 2020 (New PGSUs) vest in three equal tranches on the 12-month, 24-month, and 33-month anniversary of the date of grant, plus a requirement to hold Barrick Shares until the earlier of achieving the share ownership requirements or until termination of employment.

Vesting Criteria

New PGSUs vest in three equal tranches on the 12-month, 24-month, and 33-month anniversaries of the date of grant, but subject to further holding restrictions. Barrick Shares must be held until the earlier of achieving the applicable share ownership requirement (after which any Barrick Shares in excess of the requirement may be sold) or termination of employment or resignation. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Barrick Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the LTI award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant

Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the date of grant occurs during a Blackout Period, the greater of the closing share price of Barrick Shares on the first trading date following the expiration of the Blackout Period, or the date preceding the grant date, on the TSX or NYSE, as applicable.

Vesting

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of Barrick Shares on the TSX or the NYSE, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable).

Post-Vesting Treatment, Prohibitions, and Restriction Period

•   When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third party administrative agent to purchase Barrick Shares on the open market.

•   Barrick Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until the earlier of achieving the minimum share ownership requirements or termination of employment.

•   Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Barrick Shares.

•   Restricted Shares are held by the third party administrative agent through termination of employment (unless sold in accordance with the terms of the PGSU Plan) and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

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Characteristics (cont’d)	Description (cont’d)
Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor).

•  For termination without cause or resignation, prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting period worked; all remaining unvested new PGSUs lapse and are forfeited.

•  For retirement (defined as Age 60 for the purposes of the Plan), unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period. If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited. If retirement occurs prior to a Change in Control, any remaining unvested New PGSUs will vest and be paid out on or before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon the termination of employment.
	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•  Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

-  50% of the Restricted Shares on the Termination Date;

-  25% of the Restricted Shares on the first anniversary of the Termination Date; and

-  25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third party take-over bid provided that the take-over bid is successfully completed.
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

•  For Restricted Shares, dividends are paid in cash as and when declared on Barrick Shares (other than stock dividends or other distributions paid in the form of additional Barrick Shares, which shall be treated as Restricted Shares).

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Characteristics (cont’d)	Description (cont’d)
Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.

•  Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•  Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)

The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

Barrick Gold Corporation | 2020 Circular	119

SCHEDULE D

KEY CHARACTERISTICS OF THE LEGACY PERFORMANCE GRANTED SHARE UNITS

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from one to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on performance for the prior year evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long-Term Incentive	100% of Long-Term Incentive (LTI) Awards.
Term

Awards granted prior to January 1, 2020 (Legacy PGSUs) vest 33 months from the date of grant for PGSUs, plus a requirement to hold Barrick Shares until termination of employment (and potentially for up to two years beyond termination, depending on the circumstances of termination).

Vesting Criteria

Legacy PGSUs fully vest 33 months from the date of grant, but subject to further holding restrictions. Barrick Shares cannot be sold until a partner retires or leaves the Company. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Barrick Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the LTI award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant

Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the date of grant occurs during a Blackout Period, the greater of the closing share price of Barrick Shares on the first trading date following the expiration of the Blackout Period, or the date preceding the grant date, on the TSX or NYSE, as applicable.

Vesting

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of Barrick Shares on the TSX or the NYSE, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable).

Post-Vesting Treatment, Prohibitions, and Restriction Period

•   When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third party administrative agent to purchase Barrick Shares on the open market.

•   Barrick Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until termination of employment (Restriction Period).

•   Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Barrick Shares.

•   Restricted Shares are held by the third party administrative agent through termination of employment and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

120	Barrick Gold Corporation | 2020 Circular

Characteristics (cont’d)	Description (cont’d)
Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor).

•  Unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period.

•  If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited.

•  If retirement, termination without cause, or voluntary resignation occurs prior to a Change in Control, any remaining unvested Legacy PGSUs on the Change in Control date will vest and be paid out on or before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon the termination of employment.
	Disability or Death.	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•  Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

-  50% of the Restricted Shares on the Termination Date;

-  25% of the Restricted Shares on the first anniversary of the Termination Date; and

-  25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third party take-over bid provided that the take-over bid is successfully completed.
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

•  For Restricted Shares, dividends are paid in cash as and when declared on Barrick Shares (other than stock dividends or other distributions paid in the form of additional Barrick Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.

•  Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•  Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)

The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

Barrick Gold Corporation | 2020 Circular	121

SCHEDULE E

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) AWARDS

Characteristics	Description
Maximum Potential Award	100% of the target number of RSUs granted.
Minimum Award	100% of the target number of RSUs granted, subject to clawback.
Term	33 months.
Vesting Criteria	Vest up to three years from the date of grant.
Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.
Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of Barrick Shares on the TSX or NYSE, as applicable, during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.
Post-Vesting Treatment, Prohibitions, and Restriction Period	The Compensation Committee has the discretion to apply restrictions on sale, transfer, encumbrance, or other disposition on any awards settled in After-Tax Shares.
Clawback	RSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

122	Barrick Gold Corporation | 2020 Circular

SCHEDULE F

KEY CHARACTERISTICS OF THE RANDGOLD LEGACY RESTRICTED SHARE SCHEME (RSS) AWARDS

Characteristics	Description

Eligibility	President and Chief Executive Officer, Senior Executive Vice-President, Chief Financial Officer.

Maximum Potential Award	100% of the number of RSS awards granted.

Minimum Award	0% of the number of RSS awards granted, subject to clawback.

Term	The term of the outstanding RSS awards that were assumed by Barrick upon completion of the Merger varies by award.

Vesting Criteria	Outstanding RSS awards vest based on Barrick’s relative total shareholder return performance versus the EMIX Global Mining Gold Index (“Index”). Performance is tested from December 17, 2018, the date on which the Royal Court of Jersey sanctioned the scheme of arrangement for the Merger, and December 31 prior to the normal vesting date for each award.

	Barrick TSR compared to Index TSR	Percentage of Award which will vest

	Barrick TSR is less than Index TSR	0%

	Barrick TSR is equal to Index TSR	25%

	Barrick TSR exceeds Index TSR by less than 10% per annum	Pro rata 25% - 100% (straight-line)

	Barrick TSR exceeds Index TSR by 10% per annum or more	100%

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSS awards at the time of grant, which may result in grants that vest in less than three years.

Pricing at Time of Grant	At grant, each RSS award had a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE.

Dividends	Not applicable.

Payout Value	At vesting, each RSS award will have a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	Barrick Shares

Clawback	RSS awards are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

Barrick Gold Corporation | 2020 Circular	123

SCHEDULE G

KEY CHARACTERISTICS OF THE RANDGOLD LEGACY LONG-TERM INCENTIVE PLAN (LTIP) AWARDS

Characteristics	Description

Eligibility	President and Chief Executive Officer, Senior Executive Vice-President, Chief Financial Officer.

Maximum Potential Award	100% of the number of LTIP awards granted.

Minimum Award	0% of the number of LTIP awards granted, subject to clawback.

Term	3 years

Vesting Criteria	Outstanding LTIP awards vest based on Barrick’s relative total shareholder return performance versus the EMIX Global Mining Gold Index (“Index”). Performance is tested from December 17, 2018, the date on which the Royal Court of Jersey sanctioned the scheme of arrangement for the Merger, and December 31, 2020.

	Barrick TSR compared to Index TSR	Percentage of Award which will vest

	Barrick TSR is less than Index TSR	0%

	Barrick TSR is equal to Index TSR	25%

	Barrick TSR exceeds Index TSR by less than 10% per annum	Pro rata 25% - 100% (straight-line)

	Barrick TSR exceeds Index TSR by 10% per annum or more	100%

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for LTIP awards at the time of grant, which may result in grants that vest in less than three years.

Pricing at Time of Grant	At grant, each LTIP award had a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE.

Dividends	Not applicable.

Payout Value	At vesting, each LTIP award will have a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	Barrick Shares

Clawback	LTIP awards are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

124	Barrick Gold Corporation | 2020 Circular

BARRICK

MIX
Paper from responsible sources
FSC® C132107
FSC
www.fsc.org

DFIN